UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2024

Focus Impact BH3 Acquisition Company
(Exact name of registrant as specified in its charter)

Delaware	001-40868	86-2249068
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1345 Avenue of the Americas, 33rd Floor, New York, NY	10105
(Address of principal executive offices)	(Zip Code)

(212) 213-0243
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	BHACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	BHAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	BHACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

Focus Impact BH3 Acquisition Company (“BHAC”) is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On March 11, 2024, BHAC entered into a Business Combination Agreement (the “Business Combination Agreement”) with Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”), Focus Impact BH3 Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (“XCF”). Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a) BHAC will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger as a wholly owned subsidiary of NewCo; and (b) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger” and, together with the NewCo Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with XCF being the surviving corporation of the Company Merger as a wholly owned subsidiary of NewCo. As a result of the Business Combination, NewCo will become a new publicly-traded company.

The Business Combination; Consideration

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i)
BHAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity of the NewCo Merger as a direct wholly owned subsidiary of NewCo, and (x) each share of BHAC’s Class A common stock, par value $0.0001 per share (“BHAC Class A Common Stock”) outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo’s Class A common stock, par value $0.0001 per share (“NewCo Common Stock”), (y) each share of BHAC’s Class B common stock, par value $0.0001 per share (“BHAC Class B Common Stock”), outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Common Stock, and (z) each warrant of BHAC outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one warrant of NewCo (the “NewCo Warrants”), with NewCo assuming BHAC’s rights and obligations under the existing warrant agreement; and

(ii)
immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF, with XCF being the surviving corporation of the Company Merger as a direct wholly owned subsidiary of NewCo, and each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Common Stock determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Common Stock.

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (a) approval of the Business Combination and related agreements and transactions by the BHAC stockholders and the XCF stockholders, (b) effectiveness of the proxy / registration statement on Form S-4 (the “Registration Statement”) to be filed by BHAC and NewCo in connection with the Business Combination, (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) receipt of approval for listing on the New York Stock Exchange (“NYSE”) or The Nasdaq Stock Market LLC (“Nasdaq”), as applicable, the shares of NewCo Common Stock to be issued in connection with the Business Combination, and (e) the absence of any order, law or other legal restraint or prohibition preventing the consummation of the Business Combination in effect. Other conditions to XCF’s obligations to consummate the Business Combination include, among others, (i) the accuracy of the representations and warranties of BHAC as of the closing of the Business Combination (the “Closing”), (ii) the performance or compliance of each BHAC covenant in all material respects at or prior to the Closing and (iii) receipt of a certificate signed by a BHAC authorized officer certifying the satisfaction of the preceding clauses (i) and (ii). Other conditions to BHAC’s obligations to consummate the Business Combination include, among others, (v) closing of the acquisition of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), (w) entry into an amended and restated supply and offtake agreement with a key supplier or another party (the “Key Agreement”) on terms and conditions reasonably satisfactory to BHAC, (x) the accuracy of the representations and warranties of XCF as of the Closing, (y) the performance or compliance of each XCF covenant in all material respects at or prior to the Closing and (z) receipt of a certificate signed by an XCF authorized officer certifying the satisfaction of the preceding clauses (x) and (y).

Covenants

The Business Combination Agreement contains covenants, including, among others, providing for (i) XCF to conduct its business in the ordinary course in all material respects through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) XCF to prepare and deliver to BHAC certain audited and unaudited consolidated financial statements of XCF, (iv) BHAC and NewCo to prepare, with the assistance of XCF, and BHAC and NewCo to file, the Registration Statement and take certain other actions to obtain the requisite approval of BHAC stockholders of certain proposals regarding the Business Combination, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by BHAC and XCF for transactions of this type regarding themselves and their respective businesses. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing of the Business Combination.

Termination

The Business Combination Agreement contains certain termination rights for both BHAC and XCF including, among others, that the Business Combination Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of BHAC and XCF, (ii) by written notice from either BHAC or XCF to the other if certain approvals of the BHAC stockholders, to the extent required under the Business Combination Agreement, are not obtained as set forth therein, (iii) by written notice from BHAC, if certain approvals of the XCF stockholders are not obtained within two (2) business days after the Registration Statement is declared effective, (iv) by written notice from BHAC if the Key Agreement is not entered into by a specified date or a key supplier exercises certain rights under the Key Agreement in connection with the Business Combination and (v) by either BHAC or XCF in certain other circumstances set forth in the Business Combination Agreement, including, among others, (a) if the Closing is permanently enjoined, restrained or prohibited by the terms of a final, non-appealable governmental order, (b) in the event of certain uncured breaches by the other party, (c) if the BHAC stockholders do not approve the Business Combination or (d) if the Closing has not occurred on or prior to September 11, 2024 (the “Termination Date”), provided that the Termination Date will be automatically extended to November 11, 2024 if the Registration Statement is not declared effective on or prior to September 11, 2024.

Certain Related Agreements

 Sponsor Letter Agreement

On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, BHAC entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), with Focus Impact BHAC Sponsor, LLC (the “Sponsor”) and NewCo, pursuant to which the Sponsor has unconditionally and irrevocably agreed to, among other things: (a) vote at any meeting of the stockholders of BHAC, and in any action by written resolution of the stockholders of BHAC, all of the shares of BHAC Class B Common Stock held by the Sponsor to approve the Business Combination and all related transactions and proposals; (b) vote against any proposal, action or agreement that would result in a breach of any of BHAC’s covenants, representations, warranties or other obligations or agreements under the Business Combination Agreement; and (c) waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate at which the shares of BHAC Class B Common Stock held by the Sponsor will convert into other shares of capital stock of BHAC or shares of NewCo Common Stock in connection with the Business Combination and related transactions; in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed to, among other things, certain lock-up restrictions with respect to the shares of NewCo Common Stock until the earlier of (i) 12 months following the Closing and (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property, subject to certain exceptions; provided that such lock-up restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing.

Support Agreements
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, BHAC, NewCo and XCF entered into Company Support Agreements (collectively, the “Support Agreements”) with (i) Randy Soule, majority stakeholder of New Rise, and his affiliated entity (the “Soule Support Agreement”), (ii) GL Part SPV I, LLC, an existing XCF stockholder and New Rise equityholder (the “GL Support Agreement”), (iii) certain XCF stockholders (the “Company Support Agreement”) and (iv) certain members of XCF management (the “Management Support Agreement”). Pursuant to the Support Agreements, certain XCF stockholders and New Rise equityholders agreed to, among other things, vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Support Agreements, and vote against any alternative transaction, business combination or agreement that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the Closing of the Business Combination or the Support Agreements or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.

Pursuant to the Support Agreements, certain XCF and New Rise stockholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving the Business Combination or the Business Combination Agreement, (b) when any meeting of XCF stockholders is held, appear at such meeting or otherwise cause the XCF stockholder’s Covered Shares (as defined in the applicable Support Agreements) to be counted as present thereat for purposes of calculating a quorum, or respond to the request by XCF for written consent, as applicable, (c) vote or provide consent in any other circumstances upon which a consent or other approval is required under XCF’s organizational documents (as applicable) and (d) not transfer any Covered Shares through the Closing. Notwithstanding the foregoing, the Soule Support Agreement and the GL Support Agreement provide that unless and until XCF or BHAC obtains not less than $50 million in additional financing following the execution and delivery of the Business Combination Agreement, such parties may transfer any direct or indirect equity interests in New Rise in an aggregate amount of up to the lesser of (x) 15% of such parties’ equity interests in New Rise and (y) $100 million, in the case of Randy Soule and his affiliated entity, or $50 million, in the case of GL Part SPV I, LLC.

Pursuant to the Support Agreements:

(i)
the members of XCF management party to the Management Support Agreements have also agreed that they will not transfer shares of NewCo Common Stock held by such parties until the earlier of (x) twelve months after the Closing  and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing;

(ii)
each of the XCF stockholders party to the Company Support Agreements and the party to the GL Support Agreement have also agreed that with respect to 90% of shares of NewCo Common Stock held by such parties (the “Lock-up Shares”), they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing; provided, further, that such parties may transfer (A) on or after 90 days following the first quarterly earnings release published following the Closing, 10% of the Lock-up Shares, (B) on or after 180 days following the closing date of the Business Combination, 30% of the Lock-up Shares and (C) on or after 360 days following the closing date of the Business Combination, 60% of the Lock-up Shares; and

(iii)	the Soule Support Agreement does not contain any lock-up restrictions following the Closing.

The foregoing descriptions of each of the Business Combination Agreement, the Sponsor Letter Agreement, the Soule Support Agreement, the GL Support Agreement, the form of Company Support Agreement and the form of Management Support Agreement (collectively, the “Transaction Documents”) are not complete and are subject to and qualified in their entirety by reference to the Business Combination Agreement, the Sponsor Letter Agreement, the Soule Support Agreement, the GL Support Agreement, the form of Company Support Agreement and the form of Management Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, and the terms of which are incorporated by reference herein.

The Transaction Documents have each been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about BHAC, NewCo or any of their respective affiliates. The representations, warranties, covenants and agreements contained in the Transaction Documents and the other documents related thereto were made only for purposes of the Transaction Documents or such other agreement (as applicable) as of the specific dates therein, were solely for the benefit of the parties to the Transaction Documents, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Documents instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Public investors are not third-party beneficiaries under the Transaction Documents and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Transaction Documents, as applicable, which subsequent information may or may not be fully reflected in the BHAC’s or NewCo’s public disclosures.

Item 7.01	Regulation FD Disclosure.

On March 12, 2024, BHAC and XCF issued a joint press release (the “Joint Press Release”) announcing the execution of the Business Combination Agreement. The Joint Press Release is attached hereto as Exhibit 99.1.

Attached as Exhibit 99.2 and Exhibit 99.3, respectively, is the investor presentation and investor fact sheet to be used by BHAC and XCF in meetings with potential investors and other parties in connection with the Business Combination.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of BHAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, BHAC’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the Business Combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Business Combination and the New Rise acquisitions and the timing of the Closing of the Business Combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact BH3’s public stockholders in connection with the Business Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the Business Combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, NewCo or others; (5) the inability of the parties to successfully or timely close the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the Business Combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the Business Combination; (8) the ability to meet stock exchange listing standards following the Closing of the Business Combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and Closing of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by BHAC or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the Business Combination, BHAC and XCF intend to prepare, and BHAC (or NewCo) intends to file with the SEC the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about BHAC, XCF and the Business Combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This Current Report on Form 8-K is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the Business Combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of BHAC for the Business Combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus of BHAC for the Business Combination when available.

No Offer or Solicitation

This Current Report on Form 8-K relates to the Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement dated as of March 11, 2024
10.1	Sponsor Letter Agreement dated as of March 11, 2024
10.2	Soule Support Agreement dated as of March 11, 2024
10.3	GL Support Agreement dated as of March 11, 2024
10.4	Form of Company Support Agreement
10.5	Form of Management Support Agreement
99.1	Joint Press Release dated as of March 12, 2024
99.2	Investor Presentation, dated March 2024
99.3	Investor Fact Sheet

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

 * Certain schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. BHAC hereby agrees to hereby furnish supplementally a copy of all omitted schedules to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2024

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

FOCUS IMPACT BH3 ACQUISITION COMPANY,

FOCUS IMPACT BH3 NEWCO, INC.,

FOCUS IMPACT BH3 MERGER SUB 1, LLC,

FOCUS IMPACT BH3 MERGER SUB 2, INC.,

AND

XCF GLOBAL CAPITAL, INC.

DATED AS OF MARCH 11, 2024

i

ii

ANNEXES AND EXHIBITS

Annex A	Supporting Company Equityholders

Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Company Support Agreement

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among Focus Impact BH3 Acquisition Company, a Delaware corporation (“BHAC”), Focus Impact BH3 NewCo, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”), Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (the “Company”).  BHAC, NewCo, Merger Sub 1, Merger Sub 2, and the Company shall be referred to herein from time to time collectively as the “Parties”.  Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) BHAC is a blank check company incorporated as a Delaware corporation on February 23, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, (b) NewCo is, as of the date of this Agreement, a wholly owned Subsidiary of BHAC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents (collectively, the “Business Combination”), (c) Merger Sub 1 is, as of the date of this Agreement, a wholly owned Subsidiary of NewCo that was formed for purposes of consummating the Business Combination and is properly disregarded as an entity separate from NewCo for U.S. federal income tax purposes, and (d) Merger Sub 2 is, as of the date of this Agreement, a wholly owned Subsidiary of NewCo that was formed for purposes of consummating the Business Combination;

WHEREAS, prior to the Closing, the Company expects to consummate the acquisition of (a) New Rise Renewables, LLC, a Delaware limited liability company (“New Rise LLC”), including its renewable diesel production facility located in Reno, Nevada (the “Renewable Diesel Facility”), pursuant to that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and between the Company and RESC Renewables Holdings, LLC, a Nevada limited liability company (the “New Rise LLC MIPA”) and (b) New Rise SAF Renewables Limited Liability Company, a Nevada limited liability company (“New Rise SAF”, and together with New Rise LLC, “New Rise”), including its sustainable aviation fuel production facility located in Reno, Nevada (the “SAF Facility” and, together with the Renewable Diesel Facility, collectively, the “New Rise Facilities”), pursuant to that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and among the Company, Randy Soule and GL Part I SPV, LLC, a Wyoming limited liability company (the “New Rise SAF MIPA”, and together with the New Rise MIPA, the “New Rise MIPAs”) (such acquisitions, collectively, the “New Rise Acquisitions”);

WHEREAS, following the consummation of the New Rise Acquisitions, the Company anticipates being engaged in, among other things, the production, marketing, distribution and sale of sustainable aviation fuel (the “SAF Production”);

WHEREAS, pursuant to the Governing Documents of BHAC, in connection with the Business Combination, BHAC is required to provide an opportunity for its shareholders to have their outstanding BHAC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the BHAC Shareholder Approval;

WHEREAS, as of the date of this Agreement, Focus Impact BHAC Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) owns 2,200,940 BHAC Class A Shares and  1,495,363 BHAC Class B Shares;

WHEREAS, on the Closing Date, after giving effect to any BHAC Shareholder Redemptions and immediately prior to the consummation of the Company Merger, and on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (as amended, the “DGCL”), the Limited Liability Company Act of the State of Delaware (as amended, the “DLLCA”) and other applicable Laws, BHAC will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger (the “NewCo Merger Surviving Entity”), as a result of which, among other things, (a) each BHAC Class A Share outstanding immediately prior to the NewCo Merger shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive a share of Class A common stock, par value $0.0001 per share, of NewCo (each, a “NewCo Class A Share”) on a one-for-one basis, (b) each BHAC Class B Share outstanding immediately prior to the NewCo Merger shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive a NewCo Class A Share on a one-for-one basis, and (c) each BHAC Warrant will become a warrant of NewCo (each, a “NewCo Warrant”) exercisable for NewCo Class A Shares on a one-for-one basis pursuant to a warrant assignment and assumption agreement to be entered into between NewCo and BHAC, substantially in a form to be reasonably agreed by NewCo and BHAC (the “Warrant Assignment and Assumption Agreement”);

WHEREAS, on the Closing Date, immediately following the NewCo Merger, and on the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Chapter 78 of the Nevada Revised Statutes (the “NRS”) and other applicable Laws, Merger Sub 2 will merge with and into the Company (the “Company Merger” and, together with the NewCo Merger, collectively, the “Mergers”), with the Company being the surviving corporation of the Company Merger (the “Company Merger Surviving Corporation”), as a result of which, among other things, each share of common stock, par value $0.001 per share, of the Company (each, a “Company Share”) outstanding immediately prior to the Company Merger shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive a number of NewCo Class A Shares equal to the applicable Per Share Company Merger Consideration in respect of each Company Share;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor, BHAC and NewCo are entering into that certain sponsor letter agreement substantially in the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor has agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby and (b) waive any adjustment to the conversion ratio with respect to its BHAC Class B Shares set forth in the Governing Documents of BHAC, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, concurrently with the execution of this Agreement, BHAC, NewCo, the Company and each of the Company equityholders set forth under Section I (the “Core Company Equityholders”) and Section II (the “Other Company Equityholders”) on Annex A (including those persons who will become Company equityholders as a result of the consummation of the New Rise Acquisitions) are entering into a company support agreement, substantially in the form attached hereto as Exhibit B (each, a “Company Support Agreement”), pursuant to which, among other things, the Company equityholders have agreed to, among other things, support and vote any equity interests in the Company held by him or her in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the Business Combination, and to certain lock-up restrictions with respect to the NewCo Class A Shares received in the Company Merger;

WHEREAS, on the Closing Date, NewCo shall enter into a registration rights agreement with the Sponsor and the Core Company Equityholders, substantially in a form to be reasonably agreed by the Company and BHAC (the “Registration Rights Agreement”) in accordance with this Agreement;

WHEREAS, the board of directors of BHAC (the “BHAC Board”) has (a) approved this Agreement, the Ancillary Documents to which BHAC is or will be a party and the transactions contemplated hereby and thereby and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement by the holders of BHAC Shares entitled to vote thereon;

WHEREAS, each of the boards of directors or boards of managers (as applicable) of NewCo, Merger Sub 1 and Merger Sub 2 has approved this Agreement, the Ancillary Documents to which NewCo, Merger Sub 1 or Merger Sub 2 (as the case may be) is or will be a party and the Business Combination;

WHEREAS, (a) BHAC, as the sole stockholder of NewCo, has approved this Agreement, the Ancillary Documents to which NewCo is or will be a party and the transactions contemplated hereby and thereby, and (b) NewCo, as the sole member of Merger Sub 1 and the sole stockholder of Merger Sub 2, has approved this Agreement, the Ancillary Documents to which Merger Sub 1 or Merger Sub 2 (as the case may be) is or will be a party and the transactions contemplated hereby and thereby;

WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby by the Existing Company Equityholders entitled to vote thereon; and

WHEREAS, for U.S. federal and state income tax purposes, each of the Parties intends that (i) the NewCo Merger constitutes a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended SPAC Tax Treatment”) and (ii) the Company Merger constitutes a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the U.S. Treasury Regulations promulgated thereunder and that this Agreement shall constitute a “Plan or reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (the “Intended Company Tax Treatment”, and together with the Intended SPAC Tax Treatment, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

Section 1.1          Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional BHAC SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Cash Raised” means an amount equal to (a) the aggregate cash proceeds available for release to BHAC from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to all of the BHAC Shareholder Redemptions) plus (b) the Aggregate Closing Financing Proceeds.

“Aggregate Closing Financing Proceeds” means the aggregate cash proceeds actually received by any BHAC Party in respect of any Financing (whether prior to or on the Closing Date).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Amended Key Agreement” has the meaning set forth in Section 5.22(a).

“Ancillary Documents” means the Company Support Agreements, the Sponsor Letter Agreement, the Registration Rights Agreement, the Warrant Assignment and Assumption Agreement, any Financing Agreements and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act of 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Applicable Exchange” means (a) with respect to listing during the period prior to the Closing, Nasdaq and (b) with respect to listing during the period at and following the Closing, Nasdaq or NYSE as agreed in writing (email being sufficient) by the Company and BHAC no later than prior to the BHAC Shareholders Meeting; and if no such agreement is made, Nasdaq.

“BHAC” has the meaning set forth in the introductory paragraph to this Agreement.

“BHAC Acquisition Proposal” means (a) any transaction or series of related transactions under which BHAC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person, (ii) engages in a business combination with any other Person or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Person (in the case of each of clauses (i) through (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in BHAC or any of its controlled Affiliates.  Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a BHAC Acquisition Proposal.

“BHAC Board” has the meaning set forth in the recitals to this Agreement.

“BHAC Board Recommendation” has the meaning set forth in Section 5.7.

“BHAC Class A Share” means a share of Class A common stock of BHAC, par value $0.0001 per share.

“BHAC Class B Share” means a share of Class B common stock of BHAC, par value $0.0001 per share.

“BHAC D&O Persons” has the meaning set forth in Section 5.13(a).

“BHAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by BHAC on the date of this Agreement.

“BHAC Expenses” means, as of any time of determination, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a BHAC Party or a BHAC Related Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including the continued existence of BHAC, the Financing or otherwise), including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any BHAC Party or a BHAC Related Party, (b) any deferred underwriting fees and other deferred expenses of any BHAC Party or a BHAC Related Party, (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any BHAC Party or a BHAC Related Party pursuant to this Agreement or any Ancillary Document, (d) premium, costs and expenses relating to “tail” coverage under BHAC’s directors’ and officers’ liability insurance policies and (e) any amounts under any BHAC Working Capital Loan.  Notwithstanding the foregoing or anything to the contrary herein, BHAC Expenses shall not include any Company Expenses.

“BHAC Financial Statements” means all of the financial statements of BHAC included in the BHAC SEC Reports.

“BHAC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the BHAC Parties).

“BHAC Investor Presentation” mean the investor presentation for use by BHAC or NewCo in meetings with certain of its respective shareholders or other Persons with respect to the Business Combination, including the Financing.

“BHAC Liabilities” means, as of any time of determination, the aggregate amount of Liabilities of BHAC that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time.  Notwithstanding the foregoing or anything to the contrary herein, BHAC Liabilities shall not include any BHAC Expenses.

“BHAC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any BHAC Party to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement.  Notwithstanding the foregoing, the amount of the Aggregate Cash Raised, the BHAC Shareholder Redemption or failure to obtain the BHAC Shareholder Approval will not be deemed to be a BHAC Material Adverse Effect.

“BHAC Non-Party Affiliates” means, collectively, each BHAC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any BHAC Related Party (other than, for the avoidance of doubt, any BHAC Party).

“BHAC Parties” means, collectively, BHAC, NewCo, Merger Sub 1 and Merger Sub 2.

“BHAC Related Party” shall mean any Affiliate of either BHAC or the Sponsor, or any of their respective current, former or future directors, officers, general or limited partners, direct or indirect equityholders (including the Sponsor), members, managers, controlling persons, employees, Immediate Family members or other representatives and the respective successors and assigns of any of the foregoing Persons.

“BHAC Related Party Transactions” has the meaning set forth in Section 4.9.

“BHAC SEC Reports” has the meaning set forth in Section 4.7.

“BHAC Securities” means, collectively, the BHAC Shares and the BHAC Warrants.

“BHAC Shareholder Approval” means, collectively, the Required BHAC Shareholder Approval and the Other BHAC Shareholder Approval.

“BHAC Shareholder Redemption” means the right of the holders of BHAC Class A Shares to redeem all or a portion of their BHAC Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the Governing Documents of BHAC.

“BHAC Shareholders Meeting” has the meaning set forth in Section 5.7.

“BHAC Shares” means, collectively, the BHAC Class A Shares and the BHAC Class B Shares.

“BHAC Warrants” means each warrant to purchase one BHAC Class A Share at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by the Sponsor).

“BHAC Working Capital Loan” means any loan made to BHAC by any of the Sponsor, an Affiliate of the Sponsor or any of BHAC’s officers or directors, and evidenced by a promissory note or other Contract, for the purpose of financing expenses incurred in connection with a business combination or otherwise, including any BHAC Expenses.

“Business”, the “business of the Group Companies” or any similar term means the business of the Group Companies as presently conducted or planned to be conducted as of the date hereof and as of the Closing.

“Business Combination” has the meaning set forth in the recitals to this Agreement.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and San Francisco, California are open for the general transaction of business.

“CARES Act” means (a) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), the Families First Coronavirus Response Act of 2020 (H.R. 6201), “Division N - Additional Coronavirus Response and Relief” of the Consolidated Appropriations Act, 2021 (H.E. 133) contained in the Consolidated Appropriations Act, 2021, H.R. 133, and the American Rescue Plan Act of 2021, together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto (including IRS Notices 2020-18, 2020-22, and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity) and (b) any extension, amendment, supplement, correction, or revision of, or similar treatment to, items described in the foregoing clause (a).

“CBA” means any collective bargaining agreement or other Contract with any labor union, works council, labor organization or other employee representative body.

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus, severance or other similar payment or amount to any Person as a result of, or in connection with this Agreement or the transactions contemplated hereby or any other Change of Control Transaction (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events), together with the employer portion of payroll, social security, unemployment and similar Taxes arising therefrom, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date.

“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person, directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of assets, businesses or equity securities of another Person, (b) that results, directly or indirectly, in the equityholders of a Person as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (in the case of each of clause (a) and (b), whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (c) under which any Person makes any equity or similar investment in another Person.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person, directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) all or a material portion of assets or businesses of the Company or any of its controlled Affiliates (including New Rise and its Subsidiaries) (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates (including New Rise and its Subsidiaries).  Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Cash Amount” means the aggregate amount of all cash and cash equivalents held by the Group Companies as of the Reference Time (including checks, credit card receivables, bank deposits, but excluding restricted cash and customer deposits), whether or not kept “on site” or held in deposit, checking, savings, brokerage or other accounts of or in any safety deposit box or other storage device.

“Company Certificate of Merger” has the meaning set forth in Section 2.2(a)(ii).

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).

“Company Debt” means the aggregate amount of all Indebtedness of the Group Companies as of the Reference Time.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to BHAC by the Company on the date of this Agreement.

“Company Equityholder Written Consent” has the meaning set forth in Section 5.12.

“Company Equityholder Written Consent Deadline” has the meaning set forth in Section 5.12.

“Company Expenses” means, as of any time of determination, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, the Company or any other Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of the covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including the Financing and the New Rise Acquisitions), including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company or any other Group Company, (b) any Change of Control Payments, and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including 100% of the HSR Act filing fee(s) and 100% of the cost of the Company D&O Tail Policy.  Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any BHAC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2(a), (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect), Section 3.23 (Brokers) and Section 3.24 (Information Supplied).

“Company IT Systems” means all computer systems, Software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of any Group Company to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement; provided however that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement to the extent resulting from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) events proximately caused by the execution or announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement; provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 7.2(a) to the extent it relates to such representations and warranties, (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided however that, any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Merger” has the meaning set forth in the recitals to this Agreement.

“Company Merger Consideration” means the aggregate number of NewCo Class A Shares equal to the Net Equity Value divided by Ten dollars ($10.00).

“Company Merger Effective Time” has the meaning set forth in Section 2.2(a)(ii).

“Company Merger Surviving Corporation” has the meaning set forth in the recitals to this Agreement.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies.

“Company Product” means all Software and other products and services, including any of the foregoing currently in development, from which any Group Company has derived within the past three (3) years, is currently deriving or is scheduled to derive, revenue from the sale, license, maintenance or provision thereof.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.

“Company Related Party” means any Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) and any Group Company’s or their Affiliates’ respective current, former or future directors, officers, general or limited partners, direct or indirect equityholders, members, managers, controlling persons, employees, Immediate Family members or other representatives and the respective successors and assigns of any of the foregoing Persons.  For the avoidance of doubt, Company Related Party shall include Encore DEC, LLC.

“Company Related Party Transactions” has the meaning set forth in Section 3.18.

“Company Service Level Insurance Coverage” has the meaning set forth in Section 5.25.

“Company Share” has the meaning set forth in the recitals to this Agreement.

“Company Shareholders” means, collectively, the holders of Company Shares as of any time of determination.

“Company Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of October 16, 2023, by and between BHAC and the Company.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent, Permit or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contract” or “Contracts” means any written or oral agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“Core Company Equityholders” has the meaning set forth in the recitals to this Agreement.

“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), and any evolutions, intensification, resurgence or mutations thereof or related or associated epidemics, pandemic, public health emergencies or disease outbreaks.

“COVID-19 Measures” means any (a) restriction, quarantine, “shelter in place”, “stay at home”, workforce reduction, in-person or other attendance modification or restriction, social distancing, shut down, closure, sequester, safety or similar Law, Order, directive, guidelines or recommendations promulgated by any Governmental Entity that has jurisdiction over the Group Companies, including the Centers for Disease Control and Prevention and the World Health Organization, (b) moratorium, forbearance or similar Laws affecting or relating to creditors’ rights generally, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act (FFCRA), and (c) other actions directly relating to the health and safety of the employees of the Group Companies and customers and others with whom the Group Companies have business dealings taken by any Group Company in response to COVID-19 that are “of a nature and scale reasonably consistent with the types of actions taken by similarly situated businesses in response to COVID-19, excluding workforce reductions, plant or facility closures, and other actions that could implicate WARN.

“Creator” has the meaning set forth in Section 3.13(d).

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Directors” has the meaning set forth in Section 5.16(a).

“DLLCA” has the meaning set forth in the recitals to this Agreement.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each phantom equity, equity or equity-based compensation, retirement, pension, savings, profit sharing, bonus, commission, incentive, severance, separation, employment, individual consulting or independent contractor, change in control, sale, transaction, retention, deferred compensation, benefits, vacation, paid time off, medical, retiree or post-termination health or welfare, salary continuation, fringe or other compensation or benefit plan, program, policy, agreement, arrangement or Contract (a) that any Group Company or any Company Related Party maintains, sponsors or contributes to (or is required to contribute to) with respect to any current or former employee, officer, director or individual service provider of any Group Company, or (b) under or with respect to which any Group Company has or would reasonably expect to have any Liability, whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded.

“Enterprise Value” means an amount equal to One Billion Seven Hundred Fifty Million Dollars ($1,750,000,000).

“Environmental Attribute” means (a) renewable energy credits associated with the generation of energy by a renewable energy facility, offsets or similar benefits, (b) any emissions, air quality or other environmental attribute, aspect, characteristic, claim, credit, benefit, reduction, offset or allowance, howsoever entitled or designated, resulting from, attributable to or associated with the generation of the energy by a renewable energy facility or resulting from the reduction or removal of emissions, (c) the reporting rights related to any such attributes, aspects, characteristics, claims, credits, benefits, reductions, offsets or allowances, including, but not limited to, federal, state and local Tax credits and credits.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment and natural resources, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar equity-based rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with any Group Company, at any relevant time would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excise Tax” means the 1% excise tax imposed on certain repurchases of stock of publicly traded U.S. and certain non-U.S. corporations made after December 31, 2022, as enacted under the Inflation Reduction Act of 2022 under Section 4501 of the Code.

“Existing Company Equityholders” means, collectively, the holders of Existing Company Shares as of any time of determination prior to the Company Merger Effective Time.

“Existing Company Shares” means the Company Shares as of the Reference Time.

“Existing Convertible Debt” means that certain Secured Convertible Promissory Note to be issued by the Company to RESC Renewables Holdings, LLC at the closing of the transactions contemplated by the New Rise LLC MIPA.

“Existing Indebtedness” means the Indebtedness of the Group Companies described in clause (a) of the definition of “Indebtedness” existing as of the date of this Agreement.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Financing” has the meaning set forth in Section 5.21(a).

“Financing Agreements” has the meaning set forth in Section 5.21(a).

“Financing Incentive Shares” has the meaning set forth in Section 5.21(a).

“Financing Incentive Warrants” has the meaning set forth in Section 5.21(a).

“Financing Investors” has the meaning set forth in Section 5.21(a).

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement or any Ancillary Document, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty was false or incorrect when made, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement or to consummate the transactions contemplated by this Agreement, as applicable, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance.  “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence, but “Fraud” will include recklessness as constituting scienter under the federal securities Laws.

“Fully Diluted Company Shares Outstanding” means, without duplication, at any measurement time, a number of Company Shares equal to the sum of (a) the aggregate number of Company Shares that are issued and outstanding (for the avoidance of doubt, following the consummation of the New Rise Acquisitions and the issuance of all Company Shares due thereunder) plus (b) the aggregate number of Company Shares to be issued or issuable in connection with the settlement of any Existing Convertible Debt, plus (c) the maximum aggregate number of Company Shares to be issued or issuable upon the conversion, settlement or exercise of any other Equity Security or pursuant to any Contract, agreement or understanding, in each case without duplication.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs.  For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Government Official” means, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Entity or public international organization, any political party or official thereof and any candidate for political office.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal, arbitrator or arbitral body (in each case, whether public or private).

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries, including for all purposes, New Rise.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other material, substance, waste, pollutant that is regulated by, or may give rise to Liability or standards of conduct pursuant to, any Environmental Law, including any petroleum or petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroalkyl substances, toxic mold, noise, odor, radioactive materials or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Immediate Family” means, with respect to any specified Person, such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, and any other relative of such Person that shares such Person’s home.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, but excluding any trade payables arising in the ordinary course of business, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes,” and purchase commitments or other similar obligations to purchase machinery or equipment, (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) accrued bonuses, commissions or other incentive compensation, in each case, in respect of any current or former employee, officer, director or other individual service provider of the Group Companies and together with the employer’s portion of all FICA state, local, or foreign withholding, payroll, employment, unemployment, social security or similar Taxes in connection with such amounts, calculated as if all such amounts were paid on the Closing Date, (f) leases required to be capitalized under GAAP and the McCarran Ground Lease (as defined in the Company Disclosure Schedules), (g) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (h) any unpaid bonus, incentive, commission, severance or deferred compensation obligations (together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on such amounts), (i) any unpaid portion of the judgment set forth on Section 1.1(a) of the Company Disclosure Schedules, and (j) any of the obligations of any other Person of the type referred to in clauses (a) through (i) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) rights of privacy and publicity, including rights to the use of names images, and biographical information of real persons; (e) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (f) rights in or to Software or other technology; and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Company Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Intended SPAC Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Interim Period” has the meaning set forth in Section 5.1.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Key Agreement” means that certain agreement referenced on Section 1.1(b) of the Company Disclosure Schedules.

"Key Supplier” means the counterparty to New Rise LLC in the Key Agreement.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, Order, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.17(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, claim, option, lease, sublease, lien, license or sub-license, charge, or other encumbrance or interest of any kind, whether consensual, statutory or otherwise (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Merger Proposal” has the meaning set forth in Section 5.7.

“Merger Sub 1” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Sub 2” has the meaning set forth in the introductory paragraph to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Net Debt Adjustment” means an amount (which may be a negative number) equal to (a) the Company Debt minus (b) the Company Cash Amount.

“Net Equity Value” means an amount equal to (a) the Enterprise Value, minus (b) the Net Debt Adjustment, minus (c) the Unpaid Company Expenses.

“New Rise” has the meaning set forth in the recitals to this Agreement.

“New Rise Acquisitions” has the meaning set forth in the recitals to this Agreement.

“New Rise Facilities” has the meaning set forth in the recitals to this Agreement.

“New Rise Latest Balance Sheets” has the meaning set forth in Section 3.4(a).

“New Rise LLC” has the meaning set forth in the recitals to this Agreement.

“New Rise LLC MIPA” has the meaning set forth in the recitals to this Agreement.

“New Rise MIPAs” has the meaning set forth in the recitals to this Agreement.

“New Rise SAF” has the meaning set forth in the recitals to this Agreement.

“New Rise SAF MIPA” has the meaning set forth in the recitals to this Agreement.

“NewCo” has the meaning set forth in the introductory paragraph to this Agreement.

“NewCo Board” has the meaning set forth in Section 5.16(a).

“NewCo Certificate of Merger” has the meaning set forth in Section 2.2(a)(i).

“NewCo Class A Share” has the meaning set forth in the recitals to this Agreement.

“NewCo Equity Incentive Plan” has the meaning set forth in Section 5.18.

“NewCo Merger” has the meaning set forth in the recitals to this Agreement.

“NewCo Merger Effective Time” has the meaning set forth in Section 2.2(a)(i).

“NewCo Merger Surviving Entity” has the meaning set forth in the recitals to this Agreement.

“NewCo Warrant” has the meaning set forth in the recitals to this Agreement.

“Non-Party Affiliate” has the meaning set forth in Section 9.13.

“NRS” has the meaning set forth in the recitals to this Agreement.

“NYSE” means The New York Stock Exchange.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $100,000 per license or an ongoing licensee fee of less than $50,000 per year.

“Officers” has the meaning set forth in Section 5.16(a).

“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other BHAC Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of BHAC Shares entitled to vote thereon, whether in person or by proxy at the BHAC Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of BHAC and applicable Law.

“Other Company Equityholders” has the meaning set forth in the recitals to this Agreement.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposal.

“Owned Real Property” means all real property owned by any Group Company, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Company Merger Consideration” means, in respect of a Company Share, a number of NewCo Class A Shares equal to (a) the Company Merger Consideration divided by (b) the Fully Diluted Company Shares Outstanding.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits, Regulatory Permits, exemptions, variances or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) non-monetary encumbrances and restrictions of record on Real Property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such Real Property in the operation of the Business thereon or the value thereof, (d) zoning, building codes and other land use Laws regulating the use or occupancy of Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such Real Property or the operation of the businesses of the Group Companies and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such Real Property or the value thereof, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in non-material Intellectual Property Rights in the ordinary course of business consistent with past practice, and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset (excluding Real Property) subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information relating to an identified natural person that is regulated by the Privacy Laws.

“Polar Agreement” means that certain Subscription Agreement, dated as of November 2, 2023, by and among BHAC, the Sponsor and Polar Multi-Strategy Master Fund.

“Post-Closing NewCo Bylaws” has the meaning set forth in Section 2.1(c).

“Post-Closing NewCo Charter” has the meaning set forth in Section 2.1(c).

“Pre-Closing BHAC Holders” means the holders of BHAC Shares at any time prior to the NewCo Merger Effective Time.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.21(a).

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, investigation, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Public Shareholders” has the meaning set forth in Section 9.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“PWA Requirements” means the prevailing wage and apprenticeship requirements under Section 45(b)(7) and (8), and Section 48(a)(10) and (11), of the Code, as applicable, including original IRS Notice 2022-61, 87 FR 73580 (November 30, 2022), as corrected in IRS Notice 2022-61, 87 FR 75141 (December 7, 2022), Proposed Regulations Section 1.45-7, 1.45-8, 1.48-13, 1.45Z-3, and any further guidance issued by the Secretary of the U.S. Department of the Treasury, or the Internal Revenue Service pursuant to Code Section 45(b)(7) or (8), or any provision of the Code that is cross-referenced therein.

“Real Property” means, collectively, the Leased Real Property and the Owned Real Property.

“Real Property Laws” has the meaning set forth in Section 3.17(e).

“Real Property Leases” means all leases (including any ground lease), sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases, sub-leases, licenses or otherwise uses or occupies any real property (including all amendments, extensions, renewals, guaranties, estoppels, subordination, non-disturbance and attornment agreements, and other agreements with respect thereto).

“Reference Time” means 11:59 p.m. Eastern Time on the date prior to the Closing Date.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus of NewCo and proxy statement of BHAC, including any amendment or supplement thereto.

“Regulatory Permits” means all licenses, waivers, permits, enrollments, certifications, authorizations, approvals, franchises, registrations, accreditations, letters of non-reviewability, certificates of need, consents, supplier or provider numbers, qualifications, operating authority, and other such Permits granted by any such Governmental Entity to any Group Company.

“Reimbursable BHAC Expenses” means the aggregate of all BHAC Expenses due and payable prior to the Closing, including such fees and expenses set forth on Section 9.6 of the BHAC Disclosure Schedules.

“Renewable Diesel Facility” has the meaning set forth in the recitals to this Agreement.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required BHAC Shareholder Approval” means the approval of the Required Transaction Proposal by the affirmative vote of the holders of the requisite number of BHAC Shares entitled to vote thereon, whether in person or by proxy at the BHAC Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of BHAC and applicable Law.

“Required Company Financial Statements” means, collectively, (a) the audited consolidated balance sheet of the Group Companies (excluding New Rise for these purposes) as of December 31, 2023 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies for the fiscal period then ended, (b) the audited consolidated balance sheets of New Rise LLC and New Rise SAF as of December 31 2023 and 2022, and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies for each of the twelve-month periods then ended, and (c) each of the other financial statements or similar reports of the Group Companies, whether audited or unaudited, required, as a result of the passage of time or otherwise, to be included in the Registration Statement / Proxy Statement or any other filings to be made by NewCo, the Group Companies or BHAC with the SEC in connection with the transactions contemplated in this Agreement or any Ancillary Document, in each case, prepared in accordance with Section 5.17.

“Required Transaction Proposal” means the Merger Proposal.

“SAF Facility” has the meaning set forth in the recitals to this Agreement.

“SAF Production” has the meaning set forth in the recitals to this Agreement.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the BHAC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 45Z Credit” means the production tax credit allowed under Section 45Z of the Code.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation).  The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.  For the avoidance of doubt, the term “Subsidiary” as used herein with respect to the Company shall include New Rise and their respective Subsidiaries.

“Tax” or “Taxes” means (a) all direct or indirect federal, state, provincial, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clause (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person.

“Tax Authority” means any Governmental Entity responsible for the assessment, collection or administration of Taxes or Tax Returns.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with Tax Authority in respect of Taxes, including any Schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning set forth in Section 8.1(d).

“Third-Party Staffing Contractor” means Polaris Processing, LLC and Orion Plant Services, Inc. as well as any other third-party entity, that by Contract, provides, or has historically provided any of the Group Companies with personnel (whom the Third-Party Staffing Contractor either employs or otherwise directly engages as independent contractors, consultants, leased employees, or other non-employee service providers) for labor, professional, supervisory, managerial or similar services related to operating or maintaining any facilities or plants of the Group Companies.

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.7.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Trust Account” has the meaning set forth in Section 9.18.

“Trust Account Released Claims” has the meaning set forth in Section 9.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of the Reference Time.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, as well as any similar applicable foreign, state or local Laws.

“Warrant Agreement” means the Warrant Agreement, dated as of October 4, 2021, by and between BHAC and the Trustee.

“Warrant Assignment and Assumption Agreement” has the meaning set forth in the recitals to this Agreement.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

“XCF Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

ARTICLE 2
TRANSACTIONS

Section 2.1        Closing Transactions.  On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)         BHAC Shareholder Redemption.  On the Closing Date, prior to the NewCo Merger Effective Time, BHAC shall cause each BHAC Class A Share that the holder of such BHAC Class A Share has timely and validly elected to redeem (pursuant to the exercise of such holder’s right pursuant to the BHAC Shareholder Redemption), to be redeemed, in each case, on the terms and subject to the conditions set forth in the Governing Documents of BHAC.

(b)         Financing.  Immediately prior to the NewCo Merger Effective Time, BHAC shall consummate the Financing pursuant to and in accordance with the terms of the applicable Financing Agreements, if any, including the Polar Agreement.

(c)         Post-Closing NewCo Governing Documents.  Immediately prior to the NewCo Merger Effective Time, BHAC and NewCo shall cause (i) NewCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of NewCo, in a form to be mutually agreed between BHAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Post-Closing NewCo Charter”), which shall (A) authorize a number of NewCo Class A Shares sufficient to consummate the Mergers and the Financing and (B) change the name of NewCo as mutually agreed to by the Company and BHAC and (ii) the board of directors of NewCo to approve and adopt amended and restated bylaws of NewCo, in a form to be mutually agreed between BHAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Post-Closing NewCo Bylaws”).  The Post-Closing NewCo Charter and the Post-Closing NewCo Bylaws shall be the Governing Documents of NewCo from and after the filing of the Post-Closing NewCo Charter until such time that any such Governing Documents are amended, restated, supplemented or otherwise modified in accordance with the underlying terms thereof and applicable Law.

(d)          NewCo Merger.

(i)          At the NewCo Merger Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL and the DLLCA, BHAC and Merger Sub 1 shall consummate the NewCo Merger, pursuant to which BHAC shall be merged with and into Merger Sub 1, following which the separate corporate existence of BHAC shall cease and Merger Sub 1 shall continue as Merger Sub 1 after the NewCo Merger, such entity being a wholly owned subsidiary of NewCo (provided that references to BHAC for periods after the NewCo Merger Effective Time shall include NewCo).

(ii)       At the NewCo Merger Effective Time, the Governing Documents of Merger Sub 1, as in effect immediately prior to the NewCo Merger Effective Time, shall be amended and restated in a form to be mutually agreed between BHAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) and, as so amended and restated, shall be the Governing Documents of the NewCo Merger Surviving Entity, until such time that any such Governing Documents are amended, restated, supplemented or otherwise modified in accordance with the underlying terms thereof and applicable Law.

(iii)        At the NewCo Merger Effective Time, the initial managers and officers of the NewCo Merger Surviving Entity shall be the same Persons that are designated as the directors and officers of NewCo, each to hold office in accordance with the Governing Documents of the NewCo Merger Surviving Entity until such manager’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(e)         Distribution of Aggregate Cash Received.  Immediately following the NewCo Merger Effective Time, but prior to the Company Merger Effective Time, Merger Sub 1 shall distribute the aggregate amount of the Aggregate Cash Raised to NewCo.

(f)          Company Merger.

(i)          At the Company Merger Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, the NRS and other applicable Laws, Merger Sub 2 and the Company shall consummate the Company Merger, pursuant to which Merger Sub 2 shall be merged with and into the Company, following which the separate corporate existence of Merger Sub 2 shall cease and the Company shall continue as the Company after the Company Merger, such entity being a wholly owned subsidiary of NewCo.

(ii)        At the Company Merger Effective Time, the Governing Documents of the Company, as in effect immediately prior to the Company Merger Effective Time, shall be amended and restated in a form to be mutually agreed between BHAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) and, as so amended and restated, shall be the Governing Documents of the Company Merger Surviving Corporation, until such time that any such Governing Documents are amended, restated, supplemented or otherwise modified in accordance with the underlying terms thereof and applicable Law.

(iii)       At the Company Merger Effective Time, the directors and officers of the Company immediately prior to the Company Merger Effective Time shall be the initial directors and officers of the Company Merger Surviving Corporation, each to hold office in accordance with the Governing Documents of the Company Merger Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Section 2.2          Effective Times of the Mergers; Effects of the Mergers.

(a)          Effective Times of the Mergers.

(i)         NewCo Merger Effective Time.  On the terms and subject to the conditions set forth herein, on the Closing Date, BHAC, NewCo and Merger Sub 1 shall cause the NewCo Merger to be consummated by filing the certificate of merger in the form to be agreed to by BHAC and the Company (the “NewCo Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the DLLCA (the time of such filing, or such later time as may be specified in the NewCo Certificate of Merger, being the “NewCo Merger Effective Time”).

(ii)         Company Merger Effective Time.  On the terms and subject to the conditions set forth herein, on the Closing Date, BHAC, NewCo, Merger Sub 2 and the Company shall cause the Company Merger to be consummated by filing the articles of merger in the form to be agreed to by BHAC and the Company (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware and the Secretary of State of the State of Nevada in accordance with the applicable provisions of the DGCL and the NRS, respectively (the time of t such filing, or such later time as may be specified in the Company Certificate of Merger, being the “Company Merger Effective Time”).

(b)        Effect of the NewCo Merger.  On the terms and subject to the conditions set forth herein, at the NewCo Merger Effective Time, by virtue of the NewCo Merger and without any further action on the part of any Party or the holders of any securities of BHAC, the following shall occur:

(i)          BHAC Class A Shares.  Each BHAC Class A Share issued and outstanding immediately prior to the NewCo Merger Effective Time (other than those described in Section 2.2(b)(iv)) shall be automatically cancelled, extinguished and converted into one (1) NewCo Class A Share, following which time all BHAC Class A Shares shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the NewCo Merger and without any action on the part of any Party or the holders of BHAC Class A Shares.  The holders of BHAC Class A Shares outstanding immediately prior to the NewCo Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law.

(ii)         BHAC Class B Shares.  Each BHAC Class B Share issued and outstanding immediately prior to the NewCo Merger Effective Time (other than those described in Section 2.2(b)(iv)) shall be automatically cancelled, extinguished and converted into one (1) NewCo Class A Share, following which time all BHAC Class B Shares shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the NewCo Merger and without any action on the part of any Party or the holders of BHAC Class B Shares.  The holders of BHAC Class B Shares outstanding immediately prior to the NewCo Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law.

(iii)        BHAC Warrants.  Each BHAC Warrant issued and outstanding immediately prior to the NewCo Merger Effective Time will automatically become a NewCo Warrant exercisable (where a whole NewCo Warrant) for one (1) NewCo Class A Share at the same exercise price per share and on the same terms in effect immediately prior to the NewCo Merger Effective Time, and the rights and obligations of BHAC under the Warrant Agreement will be irrevocably assigned and assumed by NewCo.

(iv)       Cancellation of BHAC Shares Owned by BHAC and NewCo Shares.  If there are any shares of BHAC that are owned by BHAC or NewCo or any Subsidiary thereof, or that are held as treasury shares, in each case as of immediately prior to the NewCo Merger Effective Time, such shares shall automatically be canceled, retired and extinguished and shall cease to exist, without any conversion thereof or payment therefor.

(v)          Merger Sub 1 Membership Interests.  The membership interests of Merger Sub I issued and outstanding immediately prior to the NewCo Merger Effective Time shall be converted into and become the membership interests of the NewCo Merger Surviving Company, which shall constitute all of the issued and outstanding equity interests of the NewCo Merger Surviving Company immediately after the NewCo Merger Effective Time.

(vi)       Transfers of Ownership.  If any certificate for securities of NewCo is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to NewCo or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of NewCo in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of NewCo or any agent designated by it that such Tax has been paid or is not payable.

(vii)       No Liability.  Notwithstanding anything to the contrary in this Section 2.2(b), none of BHAC, NewCo or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(viii)      General Effect.  Without limiting the generality of the foregoing, and subject thereto, at the NewCo Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of BHAC shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub 1.

(c)         Effect of the Company Merger.  On the terms and subject to the conditions set forth herein, at the Company Merger Effective Time, by virtue of the Company Merger and without any further action on the part of any Party or the holders of any securities of the Company, the following shall occur:

(i)          Company Shares.  Each Company Share issued and outstanding immediately prior to the Company Merger Effective Time (other than those described in Section 2.2(c)(ii)) shall be automatically cancelled, extinguished and converted into the right to receive the Per Share Company Merger Consideration, following which time all Company Shares shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the Company Merger and without any action on the part of any Party or the holders of Company Shares.  The holders of Company Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law.

(ii)         Cancellation of Company Shares Owned by the Company.  If there are any Company Shares that are owned by any Group Company, or that are held as treasury shares, in each case as of the Company Merger Effective Time, such shares shall automatically be canceled, retired and extinguished and shall cease to exist, without any conversion thereof or payment therefor.

(iii)        Merger Sub 2 Shares.  Each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically cancelled and extinguished and converted into one (1) share of common stock, par value $0.001 per share, of the Company Merger Surviving Corporation.

(iv)       Transfers of Ownership.  If any certificate for securities of NewCo is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to NewCo or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of NewCo in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of NewCo or any agent designated by it that such Tax has been paid or is not payable.

(v)         No Liability.  Notwithstanding anything to the contrary in this Section 2.2(c), none of BHAC, NewCo or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(vi)        General Effect.  Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub 2 shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Company.

Section 2.3          Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables on the third (3rd) Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as BHAC and the Company may agree in writing.

Section 2.4          Deliverables.

(a)          At the Closing, the Company shall deliver, or cause to be delivered, to BHAC and NewCo:

(i)        a counterpart to each Ancillary Document to which such Person is to be a party, duly executed by a duly authorized representative of such Person (including on behalf of all relevant Company Shareholders);

(ii)          a certificate, executed by a duly authorized officer of the Company and dated as of the Closing, solely in his or her capacity as such and not in his or her personal capacity, stating that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(e) have been satisfied; and

(iii)        (X) a properly completed and duly executed IRS Form W-9 from each Company Shareholder and (Y) a properly executed certification, dated as of the Closing Date, that meets the requirements of U.S. Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with the required notice to the IRS and written authorization for NewCo to deliver such notice and a copy of such certification to the IRS on behalf of the Company upon the Closing.

(b)        At the Closing, BHAC, NewCo, Merger Sub 1 and Merger Sub 2, as applicable, shall deliver, or cause to be delivered, to the Company:

(i)        a counterpart to each Ancillary Document to which such Person is to be a party, duly executed by a duly authorized representative of such Person;

(ii)          a certificate, executed by a duly authorized officer of BHAC and dated as of the Closing, solely in his or her capacity as such and not in his or her personal capacity, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied;

(c)         At the Closing, the Company shall pay or reimburse, or cause to be paid or reimbursed, all Unpaid Company Expenses and all BHAC Expenses.

Section 2.5        Withholding.  BHAC and NewCo shall be entitled to deduct and withhold from the Company Merger Consideration and any other amounts issuable or payable hereunder (whether in cash or kind) such amounts as the applicable party may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes; provided however, that before making any deduction or withholding pursuant to this Section 2.5 (other than with respect to compensatory payments or as a result of the Company failing to deliver the forms and certificates required by Section 2.4(a)(iii)), BHAC and NewCo shall use commercially reasonable efforts to give the Company at least five (5) Business Days prior written notice of any anticipated deduction or withholding (together with any legal basis thereof) to provide the Company with sufficient opportunity to provide any forms or other documentation from the applicable equity holders or take such other steps in order to avoid such deduction or withholding.  To the extent that any amounts are so deducted, withheld and remitted to the appropriate Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.  BHAC and NewCo, as applicable, may sell or otherwise dispose of such portion of the Company Merger Consideration or other consideration otherwise payable to such holder or former holder in the form of NewCo Class A Shares as is necessary to provide sufficient funds to enable the withholding party to comply with such deduction or withholding requirements, and none of BHAC or NewCo, as applicable, shall be liable to any Person for any deficiency in respect of any proceeds received (whether in cash or kind), and NewCo shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

Section 2.6          Closing Statement.

(a)        At least three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to BHAC (i) an estimated consolidated balance sheet of the Group Companies as of the Reference Time (the “Estimated Closing Balance Sheet”), (ii) a statement (the “Closing Statement”) setting forth the Company’s good faith estimate, together with reasonable supporting detail, of the Net Equity Value (including each component thereof), and the Net Debt Adjustment (including each component thereof), in each case as of the Closing and calculated in a manner consistent with the applicable definitions and amounts contained in this Agreement and with the books, records and financial statements of the Company, and (iii) a certification, duly executed by the Chief Financial Officer of the Company, that, solely in his or her capacity as an officer of the Company, the information and calculations set forth in the Estimated Closing Balance Sheet and the Closing Statement are, and will be as of immediately prior to the Closing, (A) true and correct in all material respects and (B) prepared in accordance with the applicable provisions of this Agreement.

(b)         From and after delivery of the Estimated Closing Balance Sheet, until the date the Estimated Closing Balance Sheet and the Closing Statement is deemed final pursuant to this Section 2.6, the Company shall (i) provide BHAC and its Representatives with reasonable access during reasonable times during normal business hours and upon reasonable prior notice to the books and records of the Group Companies and to senior management personnel of the Company to the extent reasonably requested by BHAC or any of its Representatives in connection with their review of the Estimated Closing Balance Sheet and the Closing Statement, (ii) cooperate with the BHAC and its Representatives in connection with its review of the Estimated Closing Balance Sheet and the Closing Statement and (iii) consider in good faith any potential adjustments raised by the BHAC to the Estimated Closing Balance Sheet, no later than one (1) Business Day prior to the Closing.  Absent manifest error, for all purposes under this Agreement, the final, binding and conclusive calculations of the Estimated Closing Balance Sheet and the Closing Statement shall be those reflecting the adjustments (if any) made pursuant to clause (iii) of this Section 2.6(b).  All payments to be made pursuant to this Agreement in connection with the consummation of the transactions contemplated hereby shall be calculated and paid on the basis of the amounts set forth in the Estimated Closing Balance Sheet and the Closing Statement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Subject to Section 9.8 and except as set forth in the Company Disclosure Schedules, the Group Companies hereby represent and warrant to the BHAC Parties that each of the following representations are true and correct as of the date of this Agreement and as of the Closing Date (except, as to any representations and warranties that specifically relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date):

Section 3.1          Organization and Qualification.

(a)        Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).  Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company.  Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on the Business, except where the failure to have such power or authority would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(b)          True and complete copies of the Governing Documents of each Group Company have been made available to BHAC, in each case, as amended and in effect as of the date of this Agreement.  The Governing Documents of each Group Company are in full force and effect, and no Group Company is in breach or violation of any provision set forth in its Governing Documents.

(c)         Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(d)          None of the Group Companies are the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

Section 3.2          Capitalization of the Group Companies.

(a)        The authorized Equity Securities of the Company consist of 900,000,000 Company Shares, of which 64,149,777 are issued and outstanding.  Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company (including, for the avoidance of doubt, the number and class or series (as applicable) of all the Equity Securities to be issued upon the consummation of the New Rise Acquisitions) issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) each such record and beneficial owner’s respective ownership percentage.  All of the Equity Securities of the Company have been and continue to be duly authorized, validly issued, fully paid, nonassessable and free and clear of all Liens (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of the Company).  The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws.  Except as set forth in Section 3.2(a) of the Company Disclosure Schedules, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, performance stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or similar based rights or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for or measured by reference to Equity Securities of the Company.  There are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.  There are no outstanding bonds, debentures, notes or other Indebtedness of the Group Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of the Company’s Equity Securities may vote.

(b)         Section 3.2(b) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) each such record and beneficial owner’s respective ownership percentage.  All of the Equity Securities of each Subsidiary of the Company have been and continue to be duly authorized, validly issued, fully paid, nonassessable and free and clear of all Liens (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of such Subsidiary).  The Equity Securities of each Subsidiary of the Company (1) were not issued in violation of the Governing Documents of such Subsidiary or any other Contract to which such Subsidiary is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws.  No Subsidiary of the Company has any outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, performance stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or similar based rights or other Contracts that could require such Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for or measured by reference to Equity Securities of such Subsidiary.  There are no voting trusts, proxies or other Contracts to which any Subsidiary of the Company is a party with respect to the voting or transfer of such Subsidiary’s Equity Securities.  There are no outstanding bonds, debentures, notes or other Indebtedness of the Group Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of the Equity Securities any Subsidiary of the Company may vote.

(c)         Except as set forth on Section 3.2(c) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(d)      Section 3.2(d) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies (excluding intercompany Indebtedness among the Group Companies) as of the date of this Agreement, including the debtor and the creditor thereof.

(e)        Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies, including (i) the dollar amount of (ii) the recipient of, (iii) the payment date (if other than the Closing Date), and (iv) the Contract giving rise to such Change of Control Payment.

Section 3.3         Authority.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  Subject to the receipt of the Company Equityholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company.  This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company, and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which it is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), as applicable, enforceable against the Company in accordance with its terms (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4          Financial Statements; Undisclosed Liabilities.

(a)         The Company has made available to BHAC true and complete copies of (i) the unaudited consolidated balance sheet of the Group Companies (other than New Rise) as of December 31, 2023 (the “XCF Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of such Group Companies for the period then ended, (ii) the unaudited consolidated balance sheet of New Rise LLC and New Rise SAF as of December 31, 2023 (the “New Rise Latest Balance Sheets”, and together with the XCF Latest Balance Sheet, the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of New Rise LLC and New Rise SAF for the periods then ended and (iii) the audited consolidated balance sheet of New Rise LLC and New Rise SAF as of December 31, 2022 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of New Rise LLC and New Rise SAF for the periods then ended (collectively, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules.  Each of the Financial Statements (including the notes thereto) (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the applicable entity(ies) as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable), and (iv) were prepared from and accurately reflect the books and records of the applicable entity(ies).

(b)      The Required Company Financial Statements, when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and subject to, in the case of any unaudited financial statements, normal year-end audit adjustments and the absence of notes thereto, none of which are material individually or in the aggregate), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the applicable entity(ies) as at the dates thereof and for the periods indicated therein, except as otherwise specifically noted therein (subject to, in the case of any unaudited financial statements, normal year-end adjustments and the absence of notes thereto, none of which are material individually or in the aggregate), (iii) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable), (iv) in the case of audited financial statements, will be audited in accordance with the standards of the PCAOB by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act and contain an unqualified report of the Company’s auditors, and (v) will have been prepared from and accurately reflect the books and records of the applicable entity(ies).

(c)         Except (i) as set forth on Section 3.4(c) of the Company Disclosure Schedules, (ii) as set forth on the face of the Latest Balance Sheet, (iii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which exceeds $50,000 individually or $250,000 in the aggregate or is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iv) for Liabilities reflected and adequately reserved against in the Financial Statements (including the notes thereto), (v) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (vi) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities whether or not required by GAAP to be set forth on a balance sheet.

(d)         Except as set forth in Section 3.4(d) of the Company Disclosure Schedules, the Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets.  The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(e)         Except as set forth in Section 3.4(e) of the Company Disclosure Schedules, since the formation of the Company, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a role in the internal controls over financial reporting of the Group Companies, or (iv) any allegation, assertion or claim that the Company has engaged in any material questionable accounting or auditing practices which violate applicable Law.

(f)        The Group Companies have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Group Companies is made known to the appropriate principal executive officer and its principal financial officer.  To the Company’s knowledge, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s financial statements.

Section 3.5          Consents and Requisite Governmental Approvals; No Violations.

(a)          No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Group Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, or (iii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

(b)         Except as set forth in Section 3.5(b) of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of any Group Company, (ii) result in a violation or breach of, result in the loss of any right or benefit, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation, or result in the acceleration or trigger of any payment time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, any of the terms, conditions or provisions of any Contract to which any Group Company is a party or by which any of their respective assets or properties may be bound or affected, (iii) violate or conflict with any provision of, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

(c)        Concurrently with the execution of this Agreement, the Company has delivered to BHAC duly executed copies of the Company Support Agreements from the Core Company Equityholders and the Other Company Equityholders, which compromise holders of all of the issued and outstanding Existing Company Shares as of the date of this Agreement and will comprise holders of all of the issued and outstanding Existing Company Shares as of immediately prior to the Company Merger Effective Time.

Section 3.6        Permits.  Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.  Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no written notice of any violation, revocation, cancellation or termination of any Material Permit has been received by the Group Companies, (c) to the Company’s knowledge, none of the Material Permits upon their expiration in the ordinary course of business will not be renewed upon terms and conditions substantially similar to such Material Permit’s existing terms and conditions, (d) there are no pending or, to the Company’s knowledge, threatened, Proceedings that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit, and (e) each of the Group Companies is, and since January 1, 2021 has been, in material compliance with the terms of all the Material Permits.

Section 3.7          Material Contracts.

(a)         Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”).  Complete copies of the Material Contracts have previously been delivered to or made available to BHAC or its agents or representatives, together with all amendments to the Material Contracts.

(i)          Contracts granting to any Person (other than any Group Company) a right of first refusal, first offer or similar preferential right to purchase or acquire Equity Securities in any Group Company;

(ii)        any Contract relating to Indebtedness of any Group Company for borrowed money (excluding intercompany Indebtedness among any of the Group Companies), including any agreement or commitment for future loans, credit or financing, or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;

(iii)        any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iv)        any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(v)         any (A) material franchise, advertising, agency, original equipment manufacturer, dealer, distributors, joint marketing, joint development, research and development or other similar Contract, and (B) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $500,000 over the life of the Contract and (B) any Contract with respect to material Company Licensed Intellectual Property (other than any Contract of the type described in clauses (A) through (C) of Section 3.13(c));

(vi)        any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of any Group Company, BHAC or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, (C) contains “take or pay,” “requirements” or other similar provisions obligating any Group Company to provide the quantity of goods or services required by another Person or (D) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, any Group Company, BHAC or any of its Affiliates after the Closing;

(vii)        any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $500,000 annually or (B) $1,000,000 over the life of the agreement;

(viii)     any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $500,000;

(ix)       any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(x)          any Contract required to be disclosed on Section 3.18 of the Company Disclosure Schedules;

(xi)        any Contract with any Person (A) pursuant to which any Group Company (or BHAC or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property Right;

(xii)       any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $100,000;

(xiii)       any Contract providing for any Change of Control Payment;

(xiv)       any Contract (A) for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or (B) under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price, indemnification, backend payment or other contingent or deferred payment obligation;

(xv)        any CBA;

(xvi)     any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material obligations on any Group Company (or BHAC or any of its Affiliates after the Closing);

(xvii)      any Contract (other than Contracts governing the terms of employment) the performance of which requires either (A) annual payments to or from any Group Company in excess of $500,000 or (B) aggregate payments to or from any Group Company in excess of $1,000,000 over the life of the agreement;

(xviii)     any Contract for the sale or purchase of real property having a value in excess of $1,000,000;

(xix)       all Real Property Leases that have annual payments of $500,000 or more in a 12-month period; and

(xx)        any commitment or arrangement to enter into any Contract of the type described in this Section 3.7(a).

(b)         Each Material Contract (i) is in full force and effect and (ii) represents the legal, valid and binding obligations of the Group Company that is a party to such Material Contract and represents the legal, valid and binding obligations of the counterparties to such Material Contract.  Except, in each case, where the occurrence of such breach or default or failure to perform is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole, since January 1, 2021, (A) no Group Company has delivered to any counterparty of a Material Contract any claim of, or notice of termination due to, a material breach of or default under any such Material Contract (which claim or notice has not been rescinded or such breach or default has not otherwise been remediated), (B)  no Group Company has received any claim of, or notice of termination due to, a material breach of or default under any such Material Contract (which claim or notice has not been rescinded or such breach or default has not otherwise been remediated), and (C) no party to a Material Contract has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto.  Since January 1, 2021, no event has occurred that individually or together with other events, would reasonably be expected to result in a breach of or a default under any Material Contract (in each case, with or without notice or lapse of time or both) and no party to any Material Contract that is a customer of or supplier to any Group Company has cancelled or terminated its business with, or, to the Company’s knowledge, threatened to cancel or terminate its business with, any Group Company.

Section 3.8         Absence of Changes.  Since the date of the Latest Balance Sheet, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) each Group Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of BHAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(viii), Section 5.1(b)(x), Section 5.1(b)(xii), Section 5.1(b)(xiv), Section 5.1(b)(xv), Section 5.1(b)(xvii), Section 5.1(b)(xix), , Section 5.1(b)(xx) or Section 5.1(b)(xxi).

Section 3.9          Litigation.

(a)          There is (and since January 1, 2021 there has been) no Proceeding pending or, to the Company’s knowledge, threatened by, against or affecting any Group Company or their respective properties, rights or assets that (if adversely decided or resolved) has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.  Neither the Group Companies nor any of their respective properties or assets is subject to any material Order.  None of the Group Companies is party to a settlement or similar agreement regarding any of the matters set forth in this Section 3.9 that contains any ongoing obligations, restrictions or liabilities (of any nature) that has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

Section 3.10        Compliance with Applicable Law.

(a)         Each Group Company (i) conducts (and since January 1, 2021 has conducted) its business in compliance with all Laws (including all applicable COVID-19 Measures) applicable to such Group Company and is not in violation of any such Law or Order and (ii) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law, except in each case of clauses (i) and (ii), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.  No investigation or review by any Governmental Entity with respect to the Group Companies is pending or, to the Company’s knowledge, threatened, and no such investigations have been conducted by any Governmental Entity in the past three years.

(b)        The Group Companies maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any Group Companies’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of any Group Company, will be prevented, detected and deterred.

(c)          Neither the Group Companies nor any of the officers, directors or, to the Company’s knowledge, employees of the Group Companies has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

Section 3.11         Employee Plans.

(a)          Section 3.11(a)(i) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plan, and separately designates each Employee Benefit Plan that is sponsored by any Group Company (a “Company Benefit Plan”).  Except as noted on Section 3.11(a)(ii) of the Company Disclosure Schedules, no Company Benefit Plan covers employees of any entity other than any Group Company.

(b)         With respect to each Company Benefit Plan and each material Employee Benefit Plan, the Group Companies have provided BHAC, to the extent applicable, true and complete copies of (i) the documents pursuant to which the plan is maintained, funded and administered (or, if not written a written summary of its material terms) and current trust agreement (or insurance contract or other funding instrument) and all amendments to each, (ii) the most recent summary plan descriptions, including any summary of material modifications, (iii) the most recent annual report (Form 5500 series) filed with the IRS with respect to such plan, (iv) if applicable, the most recent actuarial report or other financial statement relating to such plan, (v) if applicable, the most recent IRS determination or opinion letter and (vi) if applicable, any non-routine correspondence with any Governmental Entity dated in the past three years.

(c)         No Employee Benefit Plan is and no Group Company has any Liability with respect to or under (including on account of any ERISA Affiliate): (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.  No Employee Benefit Plan provides, and no Group Company has any material Liabilities to provide any retiree, post-ownership or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA and for which the recipient pays the full cost of coverage.  No Group Company has any material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d)         Each Employee Benefit Plan (and each related trust, insurance Contract and fund) has been established, maintained, funded, operated and administered in all material respects in compliance with its terms and applicable Law, including ERISA and the Code and no event has occurred and no condition exists, that has subjected, or would reasonably be expected to subject, any Group Company to any material tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or any other applicable law.  Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service and, to the Company’s knowledge, nothing has occurred that could reasonably be expected to adversely affect such Employee Benefit Plan’s qualified status.  None of the Group Companies has incurred (whether or not assessed) or could reasonably be expected to incur any material penalty or Tax with respect to any Employee Benefit Plan under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(e)         There are no pending or, to the Company’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan (other than routine individual claims for benefits), and to the Company’s knowledge, no facts or circumstances exist that could reasonably be expected to give rise to any such claims or Proceedings.  There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan.  With respect to each Employee Benefit Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made and any such amounts not yet due have been paid or properly accrued.

(f)         The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement could not (alone or in combination with any other event) (i) result in any severance pay or any other payment or compensation or benefits becoming due to or result in the forgiveness of any indebtedness of any current or former director, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (iii) result in the acceleration of the time of payment or vesting, trigger any payment or funding of any compensation or benefits or increase any amount payable to any current or former director, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iv) limit or restrict the right of any of the Group Companies to merge, amend or terminate any Employee Benefit Plan.

(g)        No amount, payment or benefit that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies as a result of the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) could, individually or in combination with any other amount, payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(h)         Each Employee Benefit Plan that is or forms any part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has at all relevant times been operated and administered in compliance in all respects with, and each Group Company has complied in documentary practice and operations in all respects with, all applicable requirements of Section 409A of the Code and applicable guidance thereunder, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(i)          The Group Companies have no contract, agreement, plan or arrangement, or other obligation to make a “gross-up” or similar payment, indemnify or otherwise reimburse any current or former director, officer, employee, individual independent contractor or other service providers of any of the Group Companies for any Taxes, including under Section 4999 or 409A of the Code.

(j)        The Group Companies have no material liability by reason of an individual who performs or performed services for the Group Companies in any capacity being improperly excluded from participating in an Employee Benefit Plan or any person being improperly allowed to participate in any Employee Benefit Plan.

(k)          No Employee Benefit Plan is maintained outside the U.S. or is otherwise subject to non-U.S. Laws.

Section 3.12       Environmental Matters.  Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:

(a)        Each Group Company is and at all applicable times has been in compliance with all applicable Environmental Laws, which compliance includes and at all times has included compliance with all Permits required under any Environmental Law.

(b)         Section 3.12(b) of the Company Disclosure Schedules set forth a true and complete list of all Permits required under Environmental Law for the operations of the Group Companies, including the development, design, construction, ownership, maintenance or operation or any projects, properties or facilities in development by the Group Companies.  Each Permit required under Environmental Law for the development, design, construction, ownership, maintenance or operation of any such projects, properties or facilities has been obtained by the Group Companies or, to the Company’s knowledge, will be obtained in due course and without unanticipated cost or adverse conditions prior to the time the same is required to be obtained under Environmental Law.

(c)          None of the Group Companies have received any notice, report, Order or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, a failure to comply in any respect with, or Liability under any Environmental Laws.

(d)          There is (and since the formation of the Company there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company pursuant to Environmental Laws.

(e)         There has been no manufacture, release, treatment, storage, disposal, arrangement for or permitting the disposal, transport, distribution, sale, marketing, or handling of, contamination by, or exposure of any Person to, any Hazardous Substances that has given or would give rise to any Liability of any Group Company under Environmental Law.

(f)          No Group Company has assumed, undertaken, agreed to indemnify or otherwise become subject to any Liability of any other Person relating to or arising from any Environmental Law or Hazardous Substances.

(g)          No Environmental Attributes purchased, sold, traded or otherwise transferred by the Group Companies have been invalidated, voided, rescinded or subject to recapture.

The Group Companies have made available to BHAC copies of all environmental, health and safety reports, audits and assessments and all other material environmental, health and safety documents that are in any Group Companies’ possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13        Intellectual Property.

(a)         Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) Company Licensed Intellectual Property (other than Off-the-Shelf Software licensed on a non-exclusive basis for less than $75,000 per year) and (iii) material unregistered Marks currently used to identify any products or services offered by any Group Company that are owned by any Group Company, in each case, as of the date of this Agreement.  Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b)         As of the date of this Agreement, all fees and filings necessary to maintain any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Registered Intellectual Property in full force and effect.  As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Right has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application.  As of the date of this Agreement there are no material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending challenging the validity or enforceability of any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c)         A Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens).  For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company.  No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product on anything other than a non-exclusive basis.  Section 3.13(c) of the Company Disclosure Schedules sets forth a list of all current Contracts for Company Licensed Intellectual Property as of the date of this Agreement to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, any Company Owned Intellectual Property, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software and (C) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form therefor that has been made available to BHAC.  The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company.  The Company Owned Intellectual Property and the Company Licensed Intellectual Property, to the Company’s knowledge, constitutes all of the Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses, and, to the Company’s knowledge, all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects.  The Company Registered Intellectual Property and the Company Licensed Intellectual Property, to the Company’s knowledge, is valid, subsisting and enforceable and, to the Company’s knowledge, all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(d)         Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property since January 1, 2021 (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of all Group Companies.  Except as set forth on Section 3.13(d) of the Company Disclosure Schedules, each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property have assigned or have agreed to a present assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.

(e)        Each Group Company has taken commercially reasonable steps substantially consistent with other Persons in the same industry to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by each Group Company.  Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure.  To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(f)         None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(g)         To the Company’s knowledge, neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(h)         Since January 1, 2021, there is no material Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(i)       To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect.  Since January 1, 2021, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(j)          To the Company’s knowledge, each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole.  No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code.  To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(k)       No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.14        Labor Matters.

(a)        (i) Except as would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies, each Group Company has fully and timely paid all wages, salaries, wage premiums, commissions, fees, bonuses, and other compensation that has come due and payable to its current and former employees and independent contractors under applicable Law, policy, or Group Company policy (and no Group Company has incurred any material Liability for failure to pay any of the foregoing), (ii) no Group Company has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company; and (iii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(b)       Each of Group Company is and, since January 1, 2021, has been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (including the classification of independent contractors and exempt and non-exempt employees), restrictive covenants, pay transparency, child labor, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), harassment, discrimination, retaliation, whistleblowing, disability rights or benefits, equal opportunity and equal pay, plant closures and employee layoffs (including WARN), employee trainings and notices, COVID-19, affirmative action, workers’ compensation, labor relations, employee leave issues, automated employment decision tools and other artificial intelligence, and unemployment insurance.  Since January 1, 2021, no Group Company has implemented or announced any “mass layoff” or “plant closing” as those terms are defined by WARN and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c)        No Group Company is a party to or bound by any CBA nor are any CBAs being negotiated by any Group Company.  To the Company’s knowledge, there is no duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group.  No employees of the Group Companies are represented by any labor union, works council, other labor organization or employee representative body.  Since January 1, 2021, there have been no pending or, to the Company’s knowledge, threatened (i) unfair labor practice charges, material labor grievances, labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand-billing or other material labor disputes against or affecting any Group Company, or (ii) demands for recognition or certification brought by any labor union, works council, or other labor organization or group of employees of any Group Company.  To the Company’s knowledge, there are no, and since January 1, 2021, there have been no pending or threatened union organizing activities with respect to any employees of any Group Company.  With respect to the transactions contemplated by this Agreement, the Group Companies have satisfied any notice, consultation, bargaining, or similar obligations owed to their employees or their employees’ representatives under applicable Law, CBA or other Contract.

(d)         Except as would not result in material Liability for the Group Companies, each individual who is providing or since January 1, 2021, has provided services to a Group Company and who is or was classified and treated as an (i) exempt employee, or (ii) independent contractor, consultant, leased employee, or other non-employee service provider, in each case, is and has been properly classified and treated as such for all applicable purposes.

(e)          To the Company’s knowledge, (i) no current or former employee or independent contractor of the Group Companies is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, or other restrictive covenant obligation: (A) owed to the Group Companies; or (B) owed to any third party with respect to such person’s right to be employed or engaged by the Group Companies.

(f)         To the Company’s knowledge, no current employee of the Group Companies with annualized compensation at or above $100,000 intends to terminate his or her employment prior to the one year anniversary of the Closing.

(g)         To the Company’s knowledge, no allegations of sexual harassment, sexual misconduct or discrimination have been made against a Vice President level employee or above of the Group Companies.  The Group Companies have promptly, thoroughly and impartially investigated all sexual harassment or other discrimination, retaliation or policy violation allegations of any of them are or have been aware.  With respect to each such allegation with potential merit, the Group Companies have taken prompt corrective action that is reasonably calculated to prevent further improper conduct.  None of the Group Companies reasonably expect any material Liability with respect to any such allegations or is not aware of any allegations relating to officers, directors, employees, contractors or agents of the Group Companies that would indicate a breach of fiduciary duty or that, if known to the public, would bring the Group Companies into material disrepute.

(h)          None of the Group Companies have been alleged to be, nor have any of them received any formal or informal complaint, allegation or notice of inquiry or investigation from any Third-Party Staffing Contractor, any employee or contractor of a Third-Party Staffing Contractor, or any third party or Governmental Entity that any of the Group Companies are or may be, a joint employer, co-employer or single employer with any Third-Party Staffing Contractor.  To the Company’s knowledge, no Third-Party Staffing Contractor is a party to or bound by any CBA, and no union organizing or certification or decertification activities are underway or threatened with respect to the employees of any Third-Party Staffing Contractor, and no such activities have occurred since January 1, 2021. To the Company’s knowledge, with respect to employees of the Third-Party Staffing Contractor, each of the Third-Party Staffing Contractors is, and for the last three (3) years has been, in compliance in all material respects with all applicable labor and employment Laws.

Section 3.15      Insurance.  Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company.  All such policies are legal, valid and binding and enforceable in accordance with its terms and in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, the Group Companies have complied in all material respects with all of their respective obligations under each of the policies, no notice of cancellation or termination has been received by the Group Companies with respect to any such policy except in connection with renewals in the ordinary course of business, and true and complete copies of all such policies have been made available to BHAC.  No claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.  No event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under any such policy, and no such action has been threatened.  Since January 1, 2021, no insurer has denied or disputed coverage of any material claim covered under any of the Company’s insurance policies.

Section 3.16        Tax Matters.

(a)         The Company and each of its Subsidiaries have or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by them (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and have paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld (whether or not shown as due on such Tax Returns), other than such Taxes being contested in good faith for which adequate reserves in the Financial Statements have been established in accordance with GAAP.  The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to Tax.

(b)       There is no Proceeding currently pending or threatened in writing against any Group Company by a Governmental Entity in a jurisdiction where the Company or such Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)        There are no claims, assessments, audits, examinations, investigations or other Proceedings by any Tax Authority in progress or pending against any Group Company in respect of any Tax, and neither the Company nor any of its Subsidiaries has been notified in writing of any proposed Tax claims or assessments against it or that any such audit, examination, investigation or other Proceeding is contemplated.

(d)         Except as set forth in Section 3.16(d) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Group Companies) (i) under any Tax indemnity, Tax sharing or Tax allocation agreement or any other contractual obligation (excluding for this purpose, agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements), (ii) arising from the application of U.S. Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law or (iii) as a transferee or successor, by Contract (excluding for this purpose, Contracts entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements) or by operation of Law.

(e)        There are no Liens with respect to any Taxes upon the Company’s or any of its Subsidiaries’ assets, other than Liens described in clause (b) of the definition of Permitted Liens.

(f)         The Group Companies have collected or withheld all material Taxes currently required to be collected or withheld by them, and all such Taxes have been paid to the appropriate Tax Authorities or set aside in appropriate accounts for future payment when due.

(g)          Except as the result of an extension of time within which to file a Tax Return, neither the Company nor any of its Subsidiaries has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.  Except in connection with any validly obtained automatic extension of time within which to file a Tax Return, there are no outstanding requests by the Company of any of its Subsidiaries for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(h)          Neither the Company nor any of its Subsidiaries has made any change in accounting methods (except as required by a change in Law) or received a ruling from, or signed an agreement with, any Tax Authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(i)          Neither the Company nor any of its Subsidiaries is, or has ever been, a member of an “affiliated group” as defined in Section 1504(a) of the Code or any affiliated, combined, unitary, consolidated or similar group under state, local or foreign Law (other than a group all of the members of which consisted of the Group Companies).

(j)          The Company is, and since its inception has been, properly characterized as a corporation for U.S. federal income tax purposes.  Each Subsidiary of the Company is, and since its inception has been, properly treated for U.S. federal income tax purposes in the manner set forth in Section 3.16(j) of the Company Disclosure Schedules.

(k)       The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying (or intended to qualify) in whole or in part for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code.

(l)          Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, nor does it intend to or plan to take any action, or have any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(m)        Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) intercompany transactions or any excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) for any transaction entered into on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date (other than in the ordinary course of business) or (vi) income inclusion pursuant to Sections 951, 951A or 965 of the Code with respect to an interest held in a “controlled foreign corporation,” as that term is defined in Section 957 of the Code on or prior to the Closing Date.

(n)        Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 3.17        Real and Personal Property.

(a)        Owned Real Property.  Section 3.17(a) of the Company Disclosure Schedules, sets forth a true and complete list (including street addresses) of all Owned Real Property.  Except as set forth in Section 3.17(a) of the Company Disclosure Schedules, no Group Company owns or has ever owned any other Owned Real Property.  As to each Owned Real Property, the Company represents and warrants the following is true and correct:

(i)          The applicable Group Company owns in fee simple good, marketable and insurable title to such parcel;

(ii)          Such Owned Real Property is free and clear of all Liens, other than Permitted Liens;

(iii)        No Group Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof;

(iv)       There are no facts, circumstances, or conditions that are reasonably likely to result in any Liens against the Owned Real Property;

(v)          Owned Real Property is in good operating condition and repair, subject to ordinary wear and tear;

(vi)        There are no proceedings, rights of first refusal or options to acquire, lease, sell or dispose of all or any part of such Owned Real Property;

(vii)        No Group Company is a party to any agreement or option to purchase any real property or interest therein;

(viii)      BHAC has been provided with true and correct copies of all surveys, including without limitation, ALTA surveys, boundary surveys, and as-built surveys, property inspection or engineering reports, and all title commitments and title policies (including the underlying documents) with respect to the Owned Real Property that are in the possession or control of any Group Company; and

(ix)      All buildings, structures, fixtures, building systems and all components thereof on or under the Owned Real Property (including, without limitation, utilities serving such Owned Real Property) are in good condition and repair in all material respects, and adequate for the Business operations as currently used and are free of any material defects or deficiencies.

(b)         Leased Real Property.  Section 3.17(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property and improvements located thereon leased, licensed, subleased, sublicensed, or otherwise used or occupied, or permitted to be used or occupied, by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases (and the name and date of the parties to each of the parties to the Real Property Leases) pursuant to which any Group Company is a tenant, licensee, subtenant, sublicensee, or other occupant as of the date of this Agreement.  True and complete copies of all such Real Property Leases have been made available to BHAC.  Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).  Except as set forth in Section 3.17(b) of the Company Disclosure Schedules, (i) the transactions contemplated by this Agreement will not require the consent of any party to any Real Property Leases, will not result in a breach of or default under any Real Property Leases or otherwise cause the Real Property Leases to (A) no longer be in full force and effect or (B) cease to be the valid, legal and binding obligation of each of the applicable Group Company party thereto and each other party thereto, enforceable in accordance with its terms against such Group Company and each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the quiet possession and enjoyment of each applicable Group Company to its respective Leased Real Property has not been disturbed, (iii) there is no dispute, breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a dispute, breach or default thereunder, or would permit termination of, or a modification or acceleration thereof by any party to such Real Property Leases, (iv) no security deposit or portion thereof deposited with respect such Real Property Lease has been applied in respect of a dispute, breach or default under such Real Property Lease which has not been redeposited in full, (v) no Group Company owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Real Property Lease, (vi) the counterparty to such Real Property Lease is not a Company Non-Party Affiliate and otherwise has never and presently does not have any economic interest in any Group Company, (vii) no Group Company has leased, subleased, licensed, sublicensed, or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, (viii) the Leased Real Property comprise all of the real property used or intended to be used in, or otherwise related to, the Business, (ix) the Leased Real Property and the furniture, fixtures and equipment located therein or thereon, as applicable, is in good condition and repair and sufficient for the operation of the Business, and there are no facts or conditions affecting any of the furniture, fixtures and equipment located in or upon the Leased Real Property which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Leased Real Property or any portion thereof in the operation of the Business or the value thereof; (x) all rent and additional rent including without limitation, operating expenses, property taxes and pass throughs are current; (xi) the Company or one of the Group Companies holds a good and valid leasehold estate in the Leased Real Properties, free and clear of all Liens, except for Permitted Liens; and (xii) no Group Company has collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein.

(c)         Condemnation.  There is no condemnation, expropriation, or other proceeding in eminent domain pending or, to the Company’s knowledge, threatened, affecting any Real Property or any portion thereof or interest therein.

(d)         Mechanics Liens.  There is no amount due and payable to any architect, contractor, subcontractor, materialman, or other Person for work or labor performed for, or materials or supplies provided to, or in connection with, any Real Property or portion thereof which is delinquent.  Except as set forth in Section 3.17(d) of the Company Disclosure Schedules, there is no work or labor being performed for, or materials or supplies being provided to, or in connection with, any Real Property or portion thereof, or to be performed or supplied prior to Closing, other than routine maintenance and repair work which costs and expenses through which shall be paid in full prior to Closing.

(e)         Compliance with Real Property Laws.  The Real Property is in compliance with all applicable building, zoning, subdivision, health and safety and other land use Laws, including The Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Real Property (collectively, the “Real Property Laws”), and the current use or occupancy of the Real Property or operation of the Business thereon does not violate any Real Property Laws.  Neither the Company nor any other Group Company has received any notice of violation of any Real Property Law and, to the Company’s knowledge, there is no basis for the issuance of any such notice or the taking of any action for such violation.  There is no pending or, to the Company’s knowledge, anticipated change in any Real Property Law that will have a material adverse effect on the lease, use or occupancy of any Real Property or any portion thereof in the continued operation of the Business or the value thereof. To the Company’s knowledge, all Group Companies have all certificates of occupancy and operating permits, licenses, franchises, approvals and authorizations (“Real Property Permits”) which are required for the such Group Company’s use or occupancy of the Real Property and the Company has provided BHAC with a true and complete copy of such Real Property Permits and neither the Company nor any other Group Company has received notice from any Governmental Entity or other Person having jurisdiction over the Real Property threatening to suspend, revoke, modify or cancel any Real Property Permit.  All such Real Property Permits are renewable by their terms without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges.

(f)         Insurance Claims.  There are no pending property insurance claims with respect to any Real Property or any portion thereof.  No Group Company has received any written notice from any insurance company or any board of fire underwriters (or any entity exercising similar functions) with respect to any Real Property or any portion thereof: (i) requesting that any Group Company to perform any repairs, alterations, improvements or other work for such Project which such Group Company has not completed in full; or (ii) notifying any Group Company of any defects or inadequacies in such Real Property which would materially adversely affect the insurability of the any Real Property or the premiums for the insurance thereof.

(g)         Personal Property.  Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties (including any Real Property) of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.

Section 3.18       Transactions with Affiliates.  Section 3.18 of the Company Disclosure Schedules sets forth, and the Company has made available to BHAC true and complete copies of, all Contracts between (a) any Group Company, on the one hand, and (b) any Company Related Party, on the other hand, other than Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b).  No Company Related Party (i) owns any property or right (tangible or intangible) that is used in any Group Company’s business, (ii) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)), or (iii) has any financial interest in (other than the ownership of 2% or less of any class of publicly traded securities of a company that is) a material supplier, lessor, lessee, distributor, wholesaler, retailer, reseller, or competitor of any Group Company.  All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.18 are referred to herein as “Company Related Party Transactions”.

Section 3.19       Equipment and Other Tangible Property.  Except as set forth in Section 3.19 of the Company Disclosure Schedules, each Group Company owns and has good title to, or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Group Companies as owned by such Group Company, free and clear of all Liens other than Permitted Liens.  All material personal property and leased personal property assets of the Group Companies are structurally sound and in good operating condition and repair (ordinary wear and tear excepted) and are suitable for their present use.

Section 3.20        Product Warranties; Product Liability.

(a)         To the Company’s knowledge, each product provided by the Group Companies to a purchaser was provided in material conformity with all applicable contractual commitments and all express warranties by which the Group Companies are bound.  To the Company’s knowledge, there are no claims or other Proceedings threatened or that have been submitted or asserted, relating to breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by, the Group Companies and, to the Company’s knowledge, there is no reasonable basis for any present or future claim or other Proceeding that would reasonably be expected to give rise to any such liability.  To the Company’s knowledge, there is no material design defect, nor any failure to warn, with respect to any products now or previously designed, tested, sold, manufactured, distributed or delivered by, or services now or previously provided by, the Group Companies.

(b)        There are no claims or other Proceedings pending, threatened, or other Proceeding the have been submitted or asserted, alleging that the Group Companies have any Liability (whether in negligence, breach of warranty, strict liability, failure to warn, or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies.

Section 3.21        Data Privacy and Security.

(a)         Each Group Company has implemented written policies relating to the Processing of Personal Data as and to the extent required by applicable Privacy Laws (“Privacy and Data Security Policies”).

(b)        The Company has not received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by (i) any Person; or (ii) the United States Federal Trade Commission, any state attorney general or similar state official.

(c)        Since the formation of the Company, to the Company’s knowledge, (i) there has been no unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company and (ii) there have been no unauthorized intrusions or breaches of security into any Company IT Systems except, in the case of clauses (i) and (ii), as would not have a Company Material Adverse Effect.

(d)        Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted.  The Company IT Systems are sufficient and in good working condition for the operation of the Business in all material respects.

Section 3.22        Compliance with International Trade & Anti-Corruption Laws.

(a)      Neither the Group Companies, their directors or officers, nor, to the Company’s knowledge, any of their Affiliates or other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the formation of the Company, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any territory-wide Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Syria, and, prior to January 17, 2017, Sudan) (a “Sanctioned Jurisdiction”); (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any Sanctioned Jurisdiction.  The Group Companies are, and during the past five (5) years have at all times been, in compliance with Sanctions and Export Control Laws.

(b)        To the extent any Group Company has marked or advertised that its products are “Made in the USA,” “Made in America,” or otherwise promoted its products using equivalent markings, including American flag symbols, all such products meet the requirements for Made in the USA claims, as specified by the U.S. Federal Trade Commission, and any applicable Buy American requirements under U.S. Law.  No Group Company has received written notice to the effect that a Governmental Entity claimed or alleged that any Group Company was not in compliance with Made in the USA or Buy American standards and requirements.

(c)         Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received, directly or indirectly, any unlawful bribes, kickbacks or other similar payments to or from any Government Official or any other Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate to secure any improper advantage or to obtain or retain business, or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

(d)         The Group Companies comply, and have at all times complied, with all Anti-Corruption Laws.  Without limiting the generality of the foregoing, (a) the Group Companies have not violated nor are in violation in any material respect of the U.S. Anti-Kickback Statute (42 U.S.C. Section 1302a-7(b)), the Federal False Claims Act (31 U.S.C.  Sections 3729, et seq.), or any related or similar Law, and (b) there has been no use or authorization of money or anything of value relating to any unlawful payment or secret or unrecorded fund or any false or fictitious entries made in the books and records of the Group Companies relating to the same.

(e)       Neither the Group Companies nor any of their Representatives have received any notice or communication from any Person that alleges, or been involved in any internal investigation involving any allegation relating to, potential violation of any Anti-Corruption Laws or other applicable Law, or have received a request for information from any Governmental Entity regarding Anti-Corruption Laws.

(f)          No Government Official has, directly or indirectly, the right of control over, or any beneficial interest in the Group Companies.

(g)         The Group Companies maintain, and have maintained, compliance policies, procedures, and internal controls reasonably calculated to ensure compliance with applicable Anti-Corruption Laws.

Section 3.23      Brokers.  Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.23 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 9.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Group Company for which such Group Company has any obligation.

Section 3.24       Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing BHAC Holders or at the time of the BHAC Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  All information, including the financial projections, with respect to the Group Companies that was delivered by or on behalf of the Company for inclusion in the BHAC Investor Presentation being delivered concurrently with the announcement of this transaction was prepared in good faith using assumptions that the Company believes to be reasonable.  The Registration Statement / Proxy Statement insofar as it relates to information supplied by or on behalf of the Company related to the Company or its Subsidiaries for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations adopted thereunder.

Section 3.25       Government Contracts.  Except as set forth on Section 3.25 of the Company Disclosure Schedules, none of the Group Companies is party to: (a) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between any Group Company, on one hand, and any Governmental Entity, on the other hand, that is still in effect and that is material in any respect; or (b) any subcontract or other Contract by which any Group Company has agreed to provide goods or services through a prime contractor directly to a Governmental Entity that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services that is still in effect and that is material in any respect.  None of the Group Companies have provided any offer, bid, quotation or proposal to sell products made or services provided by any Group Company that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 3.26        Investigation; No Other Representations.

(a)        The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the BHAC Parties and (ii) it has been furnished with or given access to such documents and information about the BHAC Parties and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)         In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of BHAC, any BHAC Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of BHAC, any BHAC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.27        EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.  NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY BHAC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY BHAC PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY BHAC PARTY OR ANY BHAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY BHAC PARTY OR ANY BHAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  NOTHING IN THIS SECTION 3.27 WILL RELIEVE ANY PARTY OF LIABILITY IN THE CASE OF FRAUD COMMITTED BY SUCH PARTY.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO BHAC PARTIES

Subject to Section 9.8, except (a) as set forth on the BHAC Disclosure Schedules, or (b) as set forth in any BHAC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each BHAC Party hereby represents and warrants to the Company that each of the following representations are true and correct as of the date of this Agreement and as of the Closing Date (except, as to any representations and warranties that specifically relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date):

Section 4.1        Organization and Qualification.  Each BHAC Party is duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of its jurisdiction of organization.  Each BHAC Party has all power and authority, corporate and otherwise, and all material Permits and Consents required to own and operate its properties and assets and to carry on its business as presently conducted, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a BHAC Material Adverse Effect.

Section 4.2         Authority.  Each BHAC Party has the requisite power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party to perform its covenants, agreements, and obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  Subject to the receipt of the BHAC Shareholder Approval pursuant to Section 5.7 and the consents and approvals to be obtained by NewCo, Merger Sub 1 and Merger Sub 2 pursuant to Section 5.8, the execution and delivery of this Agreement, the Ancillary Documents to which a BHAC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such BHAC Party.  This Agreement has been and each Ancillary Document to which a BHAC Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such BHAC Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such BHAC Party (assuming this Agreement has been and the Ancillary Documents to which a BHAC Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such BHAC Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3          Consents and Requisite Governmental Approvals; No Violations.

(a)          No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a BHAC Party with respect to its execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the Applicable Exchange to permit the NewCo Class A Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on the Applicable Exchange, (iv) the filing of the NewCo Certificate of Merger, (v) the consents and approvals to be obtained by NewCo, Merger Sub 1 and Merger Sub 2 pursuant to Section 5.8, (vi) the BHAC Shareholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a BHAC Material Adverse Effect.

(b)         Neither the execution, delivery or performance by a BHAC Party of this Agreement nor the Ancillary Documents to which such BHAC Party is or will be a party nor the consummation by such BHAC Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a BHAC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a BHAC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which a BHAC Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a BHAC Party, except in the case of clauses (ii) through (iv) above, as would not have a BHAC Material Adverse Effect.

Section 4.4          Brokers.  Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the BHAC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any BHAC Party for which such BHAC Party has any obligation.

Section 4.5          Information Supplied.  None of the information supplied or to be supplied by or on behalf of a BHAC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing BHAC Holders or at the time of the BHAC Shareholders Meeting and, in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that for the avoidance of doubt, no warranty or representation is made by any of the BHAC Parties with respect to statements made or incorporated by reference in the Registration Statement/Proxy Statement (or any amendment or supplement thereto) based on information supplied by any of the Group Companies or any other party or any of their respective Affiliates for inclusion therein.

Section 4.6          Capitalization of the BHAC Parties.

(a)        Section 4.6(a) of the BHAC Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding BHAC Shares and the BHAC Warrants as of the date of this Agreement.  Such Equity Securities (i) have been duly authorized, validly issued and, with respect to the BHAC Shares only, are fully paid and nonassessable, (ii) were not issued in violation of the Governing Documents of BHAC, (iii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of BHAC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person, and (iv) have been offered, sold and issued in all material respects with applicable Law, including securities Laws.  Except for the BHAC Shares and BHAC Warrants set forth on Section 4.6(a) of the BHAC Disclosure Schedules (assuming that no BHAC Shareholder Redemptions are effected), immediately prior to Closing, there shall be no other outstanding Equity Securities of BHAC.

(b)       As of the date of this Agreement, the authorized capital stock of BHAC consists of (i) 200,000,000 BHAC Class A Shares, (ii) 20,000,000 BHAC Class B Shares, each with a par value of $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, each with a par value of $0.0001 per share.  On the Closing Date after the time at which the NewCo Merger Effective Time occurs, all of the issued and outstanding NewCo Class A Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance in all material respects with applicable Law and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which BHAC or NewCo is a party or bound.

(c)      Except as expressly contemplated by this Agreement, the Ancillary Documents, the BHAC SEC Reports or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and BHAC, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require BHAC and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and BHAC, there is no obligation of BHAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of BHAC.

(d)        The Equity Securities of NewCo, Merger Sub 1 and Merger Sub 2 outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which NewCo, Merger Sub 1 or Merger Sub 2 (as the case may be) is a party or bound.  All of the outstanding Equity Securities of NewCo, Merger Sub 1 and Merger Sub 2 are owned directly or indirectly by BHAC free and clear of all Liens (other than transfer restrictions under applicable Securities Law).  As of the date of this Agreement, BHAC has no Subsidiaries other than NewCo, Merger Sub 1 and Merger Sub 2 and does not own, directly or indirectly, any Equity Securities in any Person other than NewCo, Merger Sub 1 and Merger Sub 2.

Section 4.7          SEC Filings.  BHAC has filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “BHAC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional BHAC SEC Reports”).  Each of the BHAC SEC Reports, as of their respective dates of filing or as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional BHAC SEC Reports, as of their respective dates of filing or as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the BHAC SEC Reports or the Additional BHAC SEC Reports (for purposes of the Additional BHAC SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein).  As of their respective dates of filing, the BHAC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the BHAC SEC Reports.

Section 4.8         Trust Account.  As of the date of this Agreement, BHAC has an amount in cash in the Trust Account equal to at least $24,000,000.  The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less, in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of October 4, 2021 (the “Trust Agreement”), between BHAC and Continental, as trustee (the “Trustee”).  There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the BHAC SEC Reports to be inaccurate in any material respect or, to BHAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing BHAC Holders who shall have elected to redeem their BHAC Class A Shares pursuant to the Governing Documents of BHAC or (iii) if BHAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of BHAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, BHAC (in limited amounts to permit BHAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of BHAC) and then the Pre-Closing BHAC Holders).  Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of BHAC and the Trust Agreement.  BHAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to BHAC’s knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder.  As of the date of this Agreement, there are no claims or proceedings pending or, to BHAC’s knowledge, threatened with respect to the Trust Account.  Other than as described in the BHAC SEC Reports, BHAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement).  Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing BHAC Holders who have elected to redeem their BHAC Class A Shares pursuant to the Governing Documents of BHAC, each in accordance with the terms of and as set forth in the Trust Agreement, BHAC shall have no further obligation under either the Trust Agreement or the Governing Documents of BHAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9       Transactions with Affiliates.  Section 4.9 of the BHAC Disclosure Schedules sets forth, and BHAC has made available to the Company (to the extent not filed with the SEC) true and complete copies of, all Contracts between (a) BHAC, on the one hand, and (b) any BHAC Related Party, on the other hand, other than Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.8 or entered into in accordance with Section 5.8.  No BHAC Related Party (A) owns any interest in any material asset used in the business of BHAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of BHAC or (C) owes any material amount to, or is owed material any amount by, BHAC.  All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “BHAC Related Party Transactions”.

Section 4.10        Litigation.  As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, through the date of this Agreement there has been) no Proceeding pending or, to BHAC’s knowledge, threatened against or involving a BHAC Party that, if adversely decided or resolved, would be material to a BHAC Party.  As of the date of this Agreement, no BHAC Party nor any of its respective properties or assets is subject to any material Order that, if adversely decided or resolved, would be material to a BHAC Party.  As of the date of this Agreement, there are no material Proceedings by a BHAC Party pending against any other Person.

Section 4.11       Compliance with Applicable Law.  BHAC is (and since its incorporation through the date of this Agreement has been) in compliance with all Laws applicable to the conduct of BHAC, except as would not have a BHAC Material Adverse Effect.

Section 4.12        Business Activities.

(a)         Since its incorporation, to BHAC’s knowledge, BHAC has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iii) those that are administrative, ministerial or otherwise immaterial in nature, or (iv) related to BHAC’s initial public offering.  Except as set forth in BHAC’s Governing Documents, there is no Contract binding upon any BHAC Party or to which any BHAC Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b)         Each of NewCo, Merger Sub 1 and Merger Sub 2 was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13        Internal Controls; Listing; Financial Statements.

(a)         Except as is not required in reliance on exemptions from various reporting requirements by virtue of BHAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) BHAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) which are, to BHAC’s knowledge, sufficient to provide reasonable assurance regarding the reliability of BHAC’s financial reporting and the preparation of BHAC’s financial statements for external purposes in accordance with GAAP and (ii) BHAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to BHAC is made known to BHAC’s principal executive officer and principal financial officer by others within BHAC.

(b)       BHAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.  There are no outstanding loans or other extensions of credit made by BHAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of BHAC.

(c)        Since its initial public offering, to BHAC’s knowledge, BHAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq or has remediated any such noncompliance.  The issued and outstanding BHAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq.  As of the date of this Agreement, there is no Proceeding pending or, to BHAC’s knowledge, threatened against BHAC by Nasdaq or the SEC with respect to any intention by such entity to deregister BHAC Class A Shares or prohibit or terminate the listing of BHAC Class A Shares on Nasdaq.  BHAC has not taken any action that is designed to terminate the registration of BHAC Class A Shares under the Exchange Act.

(d)       The BHAC SEC Reports contain true and complete copies of the applicable BHAC Financial Statements.  The BHAC Financial Statements (i) fairly present in all material respects the financial position of BHAC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year‑end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited BHAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)        BHAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for BHAC’s and its Subsidiaries’ assets.  BHAC maintains and, for all periods covered by the BHAC Financial Statements, has maintained books and records of BHAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of BHAC in all material respects.

(f)        Since its incorporation and through the date of this Agreement, to BHAC’s knowledge, BHAC has not received any written report, complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of BHAC, (ii) a “material weakness” in the internal controls over financial reporting of BHAC or (iii) any fraud that involves management or other employees of BHAC who have a significant role in the internal controls over financial reporting of BHAC.

(g)        The Company acknowledges that any restatement, revision or other modification of the BHAC SEC Reports or BHAC’s financial statements solely as a result of any agreements, orders, comments or other guidance from the staff of the SEC regarding the accounting policies of BHAC that are generally applicable to special purpose acquisition companies shall not be deemed material for the purposes of this Agreement.

Section 4.14        No Undisclosed Liabilities.  Except for the Liabilities (a) set forth in Section 4.14 of the BHAC Disclosure Schedules, (b) incurred in connection with the due diligence relating to, or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of a BHAC Party’s covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the identity of expected third parties that are, as of the date of this Agreement, entitled to receive any material amount of fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the BHAC Disclosure Schedules), (c) that are incurred in connection with or incident or related to any BHAC Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.9(f) or incurred in accordance with Section 5.9(f) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the BHAC Financial Statements included in the BHAC SEC Reports, no BHAC Party has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15        Compliance with International Trade & Anti-Corruption Laws.

(a)         Since BHAC’s incorporation, neither BHAC nor, to BHAC’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a Sanctioned Jurisdiction; (iii) an entity majority owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any Sanctioned Jurisdiction, in either case in violation of Sanctions and Export Control Laws.

(b)         Since BHAC’s incorporation, neither BHAC nor, to BHAC’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received, directly or indirectly, any unlawful bribes, kickbacks or other similar payments to or from any Government Official or any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate to secure any improper advantage or to obtain or retain business, or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.16        Tax Matters.

(a)        Except as set forth on Section 4.16 of the BHAC Disclosure Schedules, BHAC has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the BHAC Financial Statements have been established in accordance with GAAP.  BHAC has complied in all material respects with all applicable Laws relating to Taxes.

(b)        There are no claims, assessments, audits, examinations, investigations or other Proceeding by any Tax Authority in progress or pending against BHAC in respect of any Tax, and BHAC has not been notified in writing of any proposed Tax claims or assessments against BHAC (other than, in each case, claims or assessments for which adequate reserves in the BHAC Financial Statements have been established in accordance with GAAP or are immaterial in amount).

(c)         BHAC does not have any liability for Taxes of any Person (i) under any Tax indemnity, Tax sharing or Tax allocation agreement or any other contractual obligation (excluding for this purpose, agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements), (ii) arising from the application of U.S. Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law or (iii) as a transferee or successor, by Contract (excluding for this purpose, Contracts entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements) or by operation of Law.

(d)         There are no Liens with respect to any Taxes upon any of BHAC’s assets, other than Liens described in clause (b) of the definition of Permitted Liens.

(e)         BHAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.  There are no outstanding requests by BHAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(f)         BHAC is, and has been since its incorporation, treated as a corporation for U.S. federal (and applicable state and local) income Tax purposes and, through the date of this Agreement, is a Tax resident only in its jurisdiction of formation.

(g)         BHAC has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying (or intended to qualify) in whole or in part for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code.

(h)         BHAC has not taken or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(i)           BHAC has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 4.17        Investigation; No Other Representations.

(a)          Each BHAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)         In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each BHAC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each BHAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.18        EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.  NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE BHAC PARTIES, ANY BHAC NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH BHAC PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY BHAC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY BHAC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF ANY BHAC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY BHAC PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY BHAC PARTY, ANY BHAC NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  NOTHING IN THIS SECTION 4.18 WILL RELIEVE ANY PARTY OF LIABILITY IN THE CASE OF FRAUD (FOR THE AVOIDANCE OF DOUBT, AS DEFINED HEREIN) COMMITTED BY SUCH PARTY.

ARTICLE 5
COVENANTS

Section 5.1          Conduct of Business of the Group Companies.

(a)         From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by BHAC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.

(b)       Without limiting the generality of the foregoing, during the Interim Period, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by BHAC (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(xiii), Section 5.1(b)(xv), Section 5.1(b)(xvi), or Section 5.1(b)(xix), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i)          declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to any Group Company that is, directly or indirectly, wholly owned by the Company;

(ii)         (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, other than, in the case of this clause (B), any acquisition by the Company or its Subsidiaries with a purchase price of less than $1,000,000;

(iii)         adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents;

(iv)        transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company;

(v)         incur, create or assume any Indebtedness, other than (A) intercompany Indebtedness among the Group Companies, and (B) Indebtedness in the ordinary course of business (including revolving credit drawings, capital leases, purchase money security interests, deferred purchase price obligations and earnouts) in an amount not to exceed $250,000 and which is not required to be repaid at the Closing;

(vi)      cancel or forgive any Indebtedness (other than intercompany Indebtedness among the Group Companies) in excess of $250,000 owed to any Group Company;

(vii)       make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(viii)       except (x) as required by applicable Law or under the terms of any Employee Benefit Plan of any Group Company that is set forth on Section 3.11(a) of the Company Disclosure Schedules, (y) changes made in connection with annual welfare benefit (non-equity) plan renewals in the ordinary course of business consistent with past practice (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause (y) be deemed or construed as permitting any Group Company to take any action that is not permitted by any other provision of this Section 5.1(b)), or (z) with respect to an employment agreement, consulting agreement or other services agreement by and between any Group Company and a current director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, which agreements are entered into, amended or otherwise modified in the ordinary course of business and approved by the compensation committee of the board of directors of the Company, (A) amend, modify, adopt, enter into or terminate any Employee Benefit Plan of any Group Company or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) grant severance, change in control, incentive, retention or termination pay to, or adopt, enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, whose annual base salary (or, in the case of an independent contractor, annual compensation) is in excess of $100,000; (E) hire, engage, furlough, temporarily layoff, or terminate (other than for “cause”) any director, manager, officer, employee, individual independent contractor or other individual service provider of any Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $100,000, (F) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by a Group Company, (G) establish any trust or take any other action to secure the payment of any compensation or benefit payable by a Group Company or (H) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of any Group Company;

(ix)         transfer sponsorship of any Employee Benefit Plan to any Group Company;

(x)        (A) make, change or rescind any material election relating to Taxes; (B) settle or compromise any Proceeding, arbitration, investigation, audit or controversy relating to any material amount of Taxes; (C) enter into any closing agreement with respect to any material amount of Taxes; (D) surrender any right to claim any refund of a material amount of Taxes; (E) file any amended income or other material Tax Return; (F) fail to pay any material amount of Tax (including estimated Taxes) when due and payable or (G) make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(xi)       knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Intended Tax Treatment;

(xii)        enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or BHAC or any of its Affiliates after the Closing);

(xiii)     authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xiv)      change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xv)       enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xvi)     (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(x) or Section 3.7(a)(xii) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(x) or Section 3.7(a)(xii) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(x) or Section 3.7(a)(xii);

(xvii)     amend, modify or terminate any Real Property Lease of the type described in Section 3.17(b) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Real Property Lease pursuant to its terms), (B) waive any material benefit or right under any Real Property Lease of the type described in Section 3.17(b) or (C) enter into any Contract that would constitute a Real Property Lease of the type described in Section 3.17(b);

(xviii)    fail to use commercially reasonable efforts to maintain the Real Properties in substantially the same condition as of the date of this Agreement, except for (A) renovations and other improvements made in or to the Real Properties in the ordinary course of business and (B) ordinary wear and tear, casualty and condemnation;

(xix)       enter into, amend, modify, or waive any material benefit or right under, any Company Related Party Transaction;

(xx)       implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN;

(xxi)      enter into, modify, amend, renew, negotiate, terminate or extend any CBA, or recognize or certify any labor union, works council, labor organization, or group of employees of the Group Companies as the bargaining representative for any employees of the Group Companies;

(xxii)     adopt or implement any material changes to the Group Companies’ business plan or strategy that could result in a material change to the financial projections included in the BHAC Investor Presentation being delivered concurrently with the announcement of this transaction;

(xxiii)    fail to maintain, keep in force and effect, renew or enhance any of the Group Companies’ insurance policies in effect as of the date of this Agreement;

(xxiv)    commit to any new operation or expenditure pertaining to any New Rise Facility reasonably anticipated by the Company to require future capital expenditures in excess of $500,000 following the Closing;

(xxv)     fail to conduct the Business as it relates to any New Rise Facility in a good and workmanlike manner and in the ordinary course consistent with industry practices;

(xxvi)    (x) take any action (or omit to take any action) under the New Rise MIPAs and any other transaction documents related to the New Rise Acquisitions, in either case that would reasonably be expected to have a material and adverse effect on the transactions contemplated thereby, any New Rise Facility or the SAF Production, (y) fail to use reasonable best efforts to consummate the transactions contemplated by the New Rise MIPAs as promptly as practicable following the date of this Agreement or (z) terminate or waive any right under the New Rise MIPAs; or

(xxvii)    enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give BHAC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity after the date of this Agreement providing for business closures, “sheltering-in-place” or other restrictions as a result of COVID-19 shall in no event be deemed to constitute a breach of Section 5.1; provided however that, (i) in the case of clause (b), the Company shall give BHAC prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (i), the Company shall instead give such written notice to BHAC promptly after such act or omission and (ii) in no event shall clause (b) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(xiii), Section 5.1(b)(xv), Section 5.1(b)(xvi) or Section 5.1(b)(xix).

Section 5.2          Efforts to Consummate; Litigation.

(a)          Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article 7) and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement.  Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents, including, in the case of the Group Companies, Consents set forth on Section 3.5 of the Company Disclosure Schedules and any Consents necessary, proper or advisable in connection with the consummation of the New Rise Acquisitions; provided however that, if the Closing does not occur, each Party shall bear its own out-of-pocket costs and expenses in connection with the preparation of any such Consents (subject to Section 9.6); provided further that, subject to the following proviso, the Company shall pay 100% of any HSR Act filing fee(s) at the time of filing; which shall be treated as Company Expenses; provided further that, if the Closing occurs, the fees of each Party will be paid in accordance with Section 9.6.  Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act.  BHAC shall promptly inform the Company of any communication between BHAC, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform BHAC of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document.  Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, to the extent available, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of BHAC and the Company.  Nothing in this Section 5.2 with respect to Governmental Entities obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements.  No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with BHAC’s and the Company’s prior written consent.

(b)         During the Interim Period, BHAC, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of BHAC) or BHAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents.  Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of BHAC, the Company, or, in the case of the Company, BHAC in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of BHAC, the Company, or, in the case of the Company, BHAC, the opportunity to attend and participate in such meeting or discussion.

(c)        Notwithstanding anything to the contrary in this Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d)        During the Interim Period, BHAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of BHAC, BHAC or any of its Representatives (in their capacity as a representative of BHAC) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of the Company).  BHAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other.  Notwithstanding the foregoing, in no event shall (A) the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of BHAC (not to be unreasonably withheld, conditioned or delayed), or (B) any of the BHAC Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed).

Section 5.3          Confidentiality and Access to Information.

(a)      The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.  Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)         During the Interim Period, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to BHAC and its Representatives during normal business hours reasonable access to the properties, directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies), including in relation to the operation of the New Rise Facilities.  The Company shall keep BHAC and its Representatives regularly updated, including upon written request from BHAC and its Representatives, as to the consummation of the New Rise Acquisitions, including the status and satisfaction or waiver of any conditions that are required in order to consummate the New Rise Acquisitions, and the Company shall provide such further information relating to the New Rise Acquisitions as may be reasonably requested by BHAC and its Representatives.  The Company shall promptly notify BHAC and its Representatives if it is of the reasonable opinion that (i) the conditions under the New Rise Acquisitions will not be satisfied or waived in accordance with their terms or (ii) the New Rise Acquisitions will not otherwise be consummated for any reason, including as a result of breach or termination.  Notwithstanding the foregoing, none of the Group Companies shall be required to provide to BHAC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine; provided that in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law, or (ii) if any Group Company, on the one hand, and BHAC, any BHAC Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c)          During the Interim Period, upon reasonable advance written notice, BHAC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of BHAC (in a manner so as to not interfere with the normal business operations of BHAC).  Notwithstanding the foregoing, BHAC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which BHAC is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of BHAC with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to BHAC under the attorney-client privilege or the attorney work product doctrine; provided that in case of each of clauses (A) through (D), BHAC shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law, or (ii) if BHAC, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that BHAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4          Public Announcements.

(a)         Subject to Section 5.4(b), Section 5.6 and Section 5.7, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements (including communications disseminated via social media, news feeds, chat rooms or other similar electronic platforms for communicating to persons who are not otherwise obligated to maintain the confidentiality of such communications) with respect to this Agreement or the transactions contemplated hereby or any subject matter disclosed or required to be disclosed in the Registration Statement / Proxy Statement without the prior written consent of, prior to the Closing, the Company and BHAC or, after the Closing, BHAC; provided however that, each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is BHAC, or BHAC, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with BHAC and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby.  Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor and its Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities, provided the recipients of such information are subject to customary confidentiality obligations prior to the receipt of such information.

(b)         The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and BHAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement.  Promptly after the execution of this Agreement, BHAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and BHAC shall consider such comments in good faith.  The Company, on the one hand, and BHAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or BHAC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released.  Promptly after the Closing (but in any event within four (4) Business Days after the Closing), NewCo shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws.  In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5          Exclusive Dealing.

(a)      During the Interim Period, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing non-public information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.  The Company agrees to (A) notify BHAC promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep BHAC reasonably informed on a current basis of any modifications to such offer or information.

(b)       During the Interim Period, BHAC shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing non-public information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a BHAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a BHAC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a BHAC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of BHAC (or any Affiliate or successor of BHAC); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 5.6       Preparation of Registration Statement / Proxy Statement.  As promptly as reasonably practicable following the date of this Agreement (which, for the avoidance of doubt, shall be no earlier than the availability of the information set forth in the clauses (a) and (b) in the definition of “Required Company Financial Statements” and in no event later than 15 days following the date of such availability), each of BHAC, NewCo and the Company shall use its reasonable best efforts to prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either BHAC or the Company, as applicable), and BHAC and NewCo shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include (x) a proxy statement of BHAC which will be used for the BHAC Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by BHAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the Applicable Exchange and (y) a prospectus of NewCo that will be used to register certain of the NewCo Class A Shares and NewCo Warrants to be issued in connection with the transactions contemplated by this Agreement).  The Registration Statement / Proxy Statement shall be in form and substance reasonably acceptable to the Company.  Each of BHAC, NewCo and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies (including, for the avoidance of doubt, New Rise) for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement.  BHAC and NewCo, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.6 or for including in any other statement, filing, notice or application made by or on behalf of BHAC or NewCo (as applicable) to the SEC or the Applicable Exchange in connection with the transactions contemplated by this Agreement or the Ancillary Documents.  If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of BHAC and NewCo, the Company, or, in the case of the Company, BHAC and NewCo thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of BHAC and NewCo, the Company, or, in the case of the Company, BHAC and NewCo (in either case, such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement / Proxy Statement; (iii) BHAC and NewCo shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing BHAC Holders.  BHAC and NewCo shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of NewCo Class A Shares and NewCo Warrants for offering or sale in any jurisdiction, and BHAC, NewCo and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.  Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7         BHAC Shareholder Approval.  As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, BHAC shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a special meeting of the shareholders of BHAC (the “BHAC Shareholders Meeting”) in accordance with the Governing Documents of BHAC, for the purposes of obtaining the BHAC Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a BHAC Shareholder Redemption.  BHAC shall, through approval of its board of directors, recommend to its shareholders (the “BHAC Board Recommendation”), (i) the adoption and approval of the Mergers (the “Merger Proposal”); (ii) the adoption and approval of each other proposal that either the SEC or the Applicable Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (iii) the adoption and approval of each other proposal reasonably agreed to by BHAC, NewCo and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (iv) the adoption and approval of a proposal for the adjournment of the BHAC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing or to seek to limit or reverse any redemptions of BHAC Class A Shares (such proposals in clauses (i) through (iv), collectively, the “Transaction Proposals”); provided that BHAC may adjourn the BHAC Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the BHAC Shareholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that BHAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing BHAC Holders prior to the BHAC Shareholders Meeting or (D) to seek to limit or reverse any redemptions of BHAC Class A Shares; provided that without the consent of the Company, in no event shall BHAC adjourn the BHAC Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date.  The BHAC Board Recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement.  Except as otherwise required by applicable Law and as further provided in this Section 5.7, BHAC covenants that none of the BHAC Board, any committee of the BHAC Board or BHAC shall withdraw or modify, or propose publicly or by formal action of the BHAC Board, any committee of the BHAC Board or BHAC to withdraw or modify, in a manner adverse to the Company, the BHAC Board Recommendation or any other recommendation by the BHAC Board or BHAC of the proposals set forth in the Registration Statement / Proxy Statement.  Notwithstanding the foregoing, the BHAC Board may change, withdraw, withhold, qualify or modify, or publicly propose to or resolve to change, withdraw withhold, qualify, or modify the BHAC Board Recommendation if the BHAC Board determines in good faith, after consultation with its legal counsel, that a failure to take such action would constitute a breach by BHAC Board of its fiduciary obligations to the BHAC shareholders under applicable Law.

Section 5.8          Shareholder Approvals of NewCo, Merger Sub 1 and Merger Sub 2.

(a)         Concurrently with the execution of this Agreement, BHAC, as the sole stockholder of NewCo, will approve and adopt this Agreement, the Ancillary Documents to which NewCo is or will be a party and the transactions contemplated hereby and thereby.

(b)         As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, NewCo, as the sole member of Merger Sub 1, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub 1 is or will be a party and the transactions contemplated hereby and thereby.

(c)         As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, NewCo, as the sole member of Merger Sub 2, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub 2 is or will be a party and the transactions contemplated hereby and thereby.

Section 5.9         Conduct of Business of BHAC.  During the Interim Period, BHAC shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.9 of the BHAC Disclosure Schedules or as consented to in writing by the Company (it being agreed that any request for consent shall not be unreasonably withheld, conditioned or delayed), do any of the following:

(a)          create or form any Subsidiary (other than as otherwise set forth in this Agreement and in the Ancillary Documents);

(b)         adopt any amendments, supplements, restatements or modifications to the Trust Agreement, the Warrant Agreement or the Governing Documents of BHAC or any of its Subsidiaries;

(c)          acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) and corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(d)          declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of BHAC or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of BHAC or any of its Subsidiaries, as applicable, other than any BHAC Shareholder Redemption;

(e)         split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(f)          incur, create or assume any Indebtedness or other Liability, other than (i) BHAC Expenses, (ii) BHAC Working Capital Loans or (iii) Indebtedness for borrowed money or guarantees incurred in the ordinary course of business;

(g)          make any loans or advances to, or capital contributions in, any other Person, other than to, or in, BHAC or any of its Subsidiaries;

(h)         issue any Equity Securities of BHAC or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of BHAC or any of its Subsidiaries, except to the extent permitted under any applicable Contract or pursuant to any Financing contemplated hereby;

(i)          enter into, renew, modify or revise any BHAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a BHAC Related Party Transaction), in each case, other than with respect to BHAC Working Capital Loans;

(j)         engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

(k)       make any change in accounting methodology, practice or policy other than changes required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction, or upon recommendation from its accountants or auditors;

(l)          waive, release, assign, settle or compromise any Proceeding pending or threatened against BHAC or any of its directors or officers that would materially and adversely affect BHAC after the Closing Date;

(m)        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement and the Ancillary Documents);

(n)          enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(o)         (i) make, change or rescind any material election relating to Taxes; (ii) settle or compromise any Proceeding, arbitration, investigation, audit or controversy relating to any material amount of Taxes; (iii) enter into any closing agreement with respect to any material amount of Taxes; (iv) surrender any right to claim any refund of a material amount of Taxes; (v) file any amended income or other material Tax Return; (vi) fail to pay any material amount of Tax (including estimated Taxes) when due and payable; or (vii) make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(p)         knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Intended Tax Treatment; or

(q)          enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.9.

Notwithstanding anything in this Section 5.9 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of BHAC and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, BHAC from using the funds held by BHAC outside the Trust Account to pay or reimburse any BHAC Expenses or BHAC Liabilities or from otherwise distributing or paying over any funds held by BHAC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.10      Listing.  Each of BHAC and NewCo shall use its reasonable best efforts to cause: (a) NewCo’s initial listing application with the Applicable Exchange in connection with the transactions contemplated by this Agreement to have been approved (which, if the Applicable Exchange is not Nasdaq, shall include BHAC using its commercially reasonable efforts to delist all BHAC Securities from Nasdaq and instead prepare and submit to the Applicable Exchange a listing application covering such securities); (b) NewCo to satisfy all applicable initial and continuing listing requirements of the Applicable Exchange; and (c) the NewCo Class A Shares and the NewCo Warrants issuable in accordance with this Agreement to be approved for listing on the Applicable Exchange (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, prior to the NewCo Merger Effective Time.

Section 5.11       Trust Account.  Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 7 and provision of notice thereof to the Trustee, (i) at the Closing, BHAC shall (A) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (B) make all appropriate arrangements to cause the Trustee to (1) pay as and when due all amounts, if any, payable to the Public Shareholders of BHAC pursuant to the BHAC Shareholder Redemption, (2) pay the amounts due to the underwriters of BHAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement, unless such commissions are waived, and (3) immediately thereafter, pay all remaining amounts then available in the Trust Account to BHAC in accordance with the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.12      Company Equityholder Written Consent.  As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Equityholder Written Consent Deadline”), the Company shall obtain and deliver to BHAC a true and correct copy of a written consent (in form and substance reasonably satisfactory to BHAC) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby that is duly executed by the Existing Company Equityholders that hold at least the requisite number of issued and outstanding Existing Company Shares required to, or that otherwise have the right to, approve and adopt such matters in accordance with the NRS and the Company’s Governing Documents; provided that if the Company Equityholder Written Consent Deadline is prior to the consummation of the New Rise Acquisitions, the Company Equityholder Written Consent shall also include any additional persons who would be Existing Company Equityholders following the consummation of the New Rise Acquisitions (the “Company Equityholder Written Consent”).

Section 5.13        BHAC Indemnification; Directors’ and Officers’ Insurance.

(a)         Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of BHAC, as provided in BHAC’s Governing Documents pursuant to written agreements in effect as of immediately prior to the NewCo Merger Effective Time, in either case, solely with respect to any matters occurring on or prior to the NewCo Merger Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the NewCo Merger Effective Time for a period of six (6) years and (ii) NewCo will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period.  To the maximum extent permitted by applicable Law, during such six (6)-year period, NewCo shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in BHAC’s Governing Documents or other applicable agreements as in effect immediately prior to the NewCo Merger Effective Time.  The indemnification and liability limitation or exculpation provisions of BHAC’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the NewCo Merger Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the NewCo Merger Effective Time, or at any time prior to such time, were directors or officers of BHAC (the “BHAC D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the NewCo Merger Effective Time and relating to the fact that such BHAC D&O Person was a director or officer of BHAC immediately prior to the NewCo Merger Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)         NewCo shall not have any obligation under this Section 5.13 to any BHAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such BHAC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)         For a period of six (6) years after the NewCo Merger Effective Time, NewCo shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of BHAC as of the date of this Agreement with respect to matters occurring on or prior to the NewCo Merger Effective Time.  Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under BHAC’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that NewCo shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by BHAC prior to the date of this Agreement and, in such event, BHAC shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by BHAC prior to the date of this Agreement.

(d)         If NewCo or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of NewCo shall assume all of the obligations set forth in this Section 5.13.

(e)          The BHAC D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.13 are intended to be third-party beneficiaries of this Section 5.13.  This Section 5.13 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of BHAC or NewCo.

Section 5.14     Employee Benefits Matters.  Except for the Company Benefit Plans, the Company Related Parties (other than the Group Companies) shall assume and/or retain sponsorship of and be solely responsible for all liabilities and obligations relating to or at any time arising under or in connection with any Employee Benefit Plan or any other benefit or compensation plan, program, policy, agreement, contract or arrangement of any kind at any time maintained, sponsored, or contributed to or required to be contributed to by the Company Related Parties (including the Group Companies) or under or with respect to which any Company Related Party has any current or contingent liability or obligation.  The Company Related Parties shall be solely responsible for complying with the requirements of Section 4980B of the Code with respect to any “M&A qualified beneficiary” as that term is defined in Treasury Regulation Section 54.4980B-9. With respect to any Company Benefit Plan noted on Section 3.11(a)(ii) of the Company Disclosure Schedules, the Company shall take all actions necessary or appropriate prior to the Closing to amend such Company Benefit Plan to exclude participation by employees who are not employees, officers, directors or individual service providers of the Group Companies (or the eligible dependents or beneficiaries thereto).  The Company shall, and shall cause the Group Companies to, use commercially reasonable efforts to stand up new employee benefits coverage (including 401(k) and medical plans) for the employees of the Group Companies from and after the Closing, in form and substance reasonably acceptable to BHAC.

Section 5.15        Company Indemnification; Directors’ and Officers’ Insurance.

(a)         Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or pursuant to written agreements in effect as of immediately prior to the Company Merger Effective Time, in either case, solely with respect to any matters occurring on or prior to the Company Merger Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Company Merger Effective Time for a period of six (6) years and (ii) NewCo will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period.  To the maximum extent permitted by applicable Law, during such six (6)-year period, NewCo shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Company Merger Effective Time.  The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Company Merger Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Company Merger Effective Time or at any time prior to the Company Merger Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Company Merger Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)         None of NewCo or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)         The Company shall purchase, at or prior to the Closing, and NewCo shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Company Merger Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Company Merger Effective Time, together with director’s and officer’s liability insurance for NewCo for the first year following the Closing (the “Company D&O Tail Policy”).  Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, NewCo or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, NewCo or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.  The cost of the Company D&O Tail Policy shall be a Company Expense.

(d)         If NewCo or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of BHAC shall assume all of the obligations set forth in this Section 5.15.

(e)         The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15.  This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of NewCo.

Section 5.16        Post-Closing Directors and Officers.

(a)        BHAC shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Company Merger Effective Time (i) the board of directors of NewCo (the “NewCo Board”) shall initially consist of nine (9) directors (each, a “Director”); (ii) the members of the NewCo Board will be the individuals determined in accordance with Section 5.16(b); and (iii) the officers of NewCo (the “Officers”) are the individuals determined in accordance with Section 5.16(c).

(b)         The Parties shall take all necessary action, including causing the directors of BHAC to resign, such that, effective as of the Company Merger Effective Time, the NewCo Board will consist of (i) five (5) Directors set forth on Section 5.16(b)(i) of the Company Disclosure Schedules or any other individuals designated by the Company in replacement of such designees prior to the Closing, who shall be reasonably acceptable to BHAC, (ii) two (2) Directors set forth on Section 5.16(b)(ii) of the BHAC Disclosure Schedules or any other individuals designated by BHAC in replacement of such designees prior to the Closing, who shall be reasonably acceptable to the Company, and (iii) two (2) directors who are independent in accordance with the Applicable Exchange and SEC guidelines and mutually designated by the Company and BHAC prior to the Closing.

(c)        The Officers immediately after the Company Merger Effective Time shall be the individuals identified on Section 5.16(c) of the Company Disclosure Schedules, with each such individual holding the title set forth opposite his or her name.

Section 5.17        PCAOB Financials.

(a)        As promptly as reasonably practicable after the date of this Agreement and in no event later than April 15, 2024, the Company shall deliver to BHAC the information set forth in the clauses (a) and (b) in the definition of “Required Company Financial Statements.”  As promptly as reasonably practicable after the end of each fiscal period of the Group Companies, the Company shall deliver to BHAC the information set forth in clause (c) in the definition of “Required Company Financial Statements.”  All information delivered pursuant to this Section 5.17(a) shall comply with the requirements set forth in clauses (i)-(vi) of Section 3.4(b), as applicable.

(b)        The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, BHAC and NewCo in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by BHAC and NewCo with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18       NewCo Equity Incentive Plan.  Prior to the effectiveness of the Registration Statement / Proxy Statement, the NewCo Board shall approve and adopt an equity incentive plan, in a form to be mutually agreed upon between the Company and BHAC, with any changes or modifications thereto as the Company and BHAC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Company or BHAC, as applicable) (the “NewCo Equity Incentive Plan”), in the manner prescribed under applicable Laws, effective as of one (1) day prior to the Closing Date.  The NewCo Equity Incentive Plan shall have an initial share reserve equal to 7% of the aggregate number of NewCo Class A Shares outstanding immediately following the Closing, on a fully diluted basis (calculated after giving effect to the transactions hereunder).

Section 5.19       Treatment of Existing Indebtedness.  The Company shall have the option to elect to repay or refinance the Existing Indebtedness (only with replacement non-convertible, debt financing obtained in accordance with the terms of this Agreement), in each case, which election shall be made only after prior good faith consultation with BHAC.  To the extent the Company determines, after prior good faith consultation with BHAC, to obtain any refinancing pursuant to the foregoing sentence, the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to do all things necessary or appropriate to arrange for and obtain such refinancing, including using reasonable best efforts to (a) negotiate, syndicate and enter into definitive agreements with respect to such refinancing, (b) satisfy on a timely basis all terms, conditions and covenants that may be required in connection with such refinancing, and (c) otherwise consummate and cause such refinancing to be funded at or prior the Closing; provided that (x) the Company shall reasonably consult with BHAC in respect of the foregoing and consider in good faith any comments provided by BHAC in respect thereof, and (y) BHAC and its Representatives shall reasonably cooperate in connection therewith.  In connection with any Indebtedness to be repaid at or in connection with the Closing, the Company will use reasonable best efforts to timely deliver such notices, documents and instruments, including customary payoff letters, lien release documents and conditional redemption notices (in each case, in consultation with and in form reasonably acceptable to BHAC) in advance of the Closing to the extent required in connection with any such repayment.  In addition, with respect to any Existing Indebtedness which will remain in effect following the Closing, the Group Companies shall use reasonable best efforts to obtain any (i) amendments to such Existing Indebtedness necessary or advisable in connection with the consummation of the New Rise Acquisitions and the transactions contemplated hereunder, including to revise the definition of “permitted holders” or similar terms thereunder, in each case in form and substance reasonably acceptable to, and in consultation with, BHAC and (ii) any consents under such Existing Indebtedness to the extent necessary in connection with the transactions contemplated hereby or the New Rise Acquisitions.

Section 5.20        Further Assurances.  Each party agrees that, from time to time after the Closing Date, upon the reasonable request of any other party, it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement and to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated by this Agreement.

Section 5.21        Financing.

(a)         During the Interim Period, BHAC may seek to obtain debt or equity financing commitments from third-party investors (the “Financing Investors”) by entering into subscription agreements, purchase agreements, commitment letters or other similar agreements in form and substance and with terms reasonably satisfactory to the Company (provided that without limiting other forms of financing, equity financing which is issued at no less than $10 per share shall be considered reasonably satisfactory) (collectively, the “Financing Agreements”), pursuant to which the Financing Investors may commit to make an investment in or provide debt financing to NewCo or one of its Subsidiaries (including the Group Companies) by way of subscribing for equity securities, debt securities or other equity-linked or convertible securities of NewCo or one of its Subsidiaries or providing debt financing to NewCo or one of its Subsidiaries (collectively, a “Financing”).  For the avoidance of doubt, the obligations of the Parties to consummate the Closing shall not be conditioned upon the consummation of a specific minimum amount of Financing.  In connection with any Financing, BHAC may in its sole discretion (and shall not be required to), at the Closing (to the extent consented to by the Sponsor pursuant to the Sponsor Letter Agreement), in addition to any securities subscribed for in such Financing, issue (a) an aggregate number of NewCo Class A Shares (such total amount so issued as of Closing, the “Financing Incentive Shares”) and (b) an aggregate number of NewCo Warrants (such total amount so issued as of Closing, the “Financing Incentive Warrants”), and such issuance of Financing Incentive Shares and/or Financing Incentive Warrants in connection with any Financing shall be deemed reasonably acceptable to the Company; provided that the Sponsor forfeits the same number of BHAC Class A Shares and/or BHAC Warrants equal to the number of Financing Incentive Shares and Financing Incentive Warrants, respectively, in accordance with the Sponsor Letter Agreement (in the alternative, the Sponsor may agree to transfer such number of NewCo Class A Shares and/or NewCo Warrants in connection with a Financing or a Non-Redemption Agreement); provided further that nothing set forth herein shall require NewCo to issue or transfer Financing Incentive Shares or Financing Incentive Warrants or the Sponsor to forfeit or transfer any of its equity (whether in BHAC or NewCo).

(b)         Prior to the Closing, the Company shall use its reasonable best efforts to provide to BHAC and NewCo, and shall cause each of the Group Companies to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its representatives to provide, all cooperation reasonably requested by BHAC that is customary in connection with completing any Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of any Group Company), which reasonable best efforts shall include, among other things, the applicable Group Company (i) furnishing, reasonably promptly following receipt of a request therefore, information regarding the Group Companies (including information to be used in the preparation of one (1) or more information packages regarding the business, operations, financial projections and prospects of the Group Companies) customary for such financing activities, to the extent reasonably available and subject to disclosure limitation for a public company, (ii) causing the applicable Group Company’s senior management and other representatives with appropriate seniority and expertise to participate in a reasonable number of meetings, presentations, due diligence sessions and drafting sessions, (iii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by BHAC or any financing sources to permit the consummation of such financing activities (including entry into any Financing Agreements), and (iv) cooperating with requests for due diligence to the extent customary and reasonable.

Section 5.22        SAF Production.

(a)        The Parties acknowledge that as of the date of this Agreement, the Company intends to amend and restate the Key Agreement in connection with the development, construction and commencement of the SAF Production from the SAF Facility.  During the Interim Period, (i) the Company shall keep BHAC and NewCo updated as to the discussions with the Key Supplier to amend and restate the Key Agreement in order to receive the SAF Production from the SAF Facility, and (ii) the Company shall take all commercially reasonable steps to execute an amended and restated supply and offtake agreement with the Key Supplier that is otherwise on substantially the same or more favorable terms and conditions (including with regards to volumes and price) as the Key Agreement, in form and substance reasonably acceptable to BHAC (or another agreement for both supply of feedstock and offtake with a party and on terms and conditions reasonably acceptable to BHAC, the “Amended Key Agreement”), which shall include, among other things, (A) consent from the Key Supplier or such alternate supplier with respect to the Business Combination, including with respect to the Key Supplier a written confirmation that the Business Combination does not result in a “Facility Sale” pursuant to the Key Agreement and waiver of any rights resulting from a “Facility Sale” thereunder, and (B) with respect to the Key Supplier, a waiver of most favored nation or similar rights of the Key Supplier with respect to the SAF Production.

(b)         The Amended Key Agreement shall, to the satisfaction of BHAC, provide for (i) the manner in which the parties to such agreement will monetize (and bear expenses related to such monetization) all available federal income tax credits associated with the SAF Production or otherwise available with respect to the activities being carried out pursuant to the Amended Key Agreement, (ii) the manner in which the parties will share the proceeds of federal income tax credit monetization, irrespective of which party carries out the monetization, and (iii) provisions to ensure compliance with PWA Requirements for all periods in which there are available federal income tax credits to ensure the parties can obtain the maximum value of the federal income tax credits.

(c)         In connection with the construction of the SAF Facility, the Company shall (i) take commercially reasonable steps to execute necessary project documents, including any engineering, procurement, and construction contracts, or similar written agreements for the construction of the SAF Facility (ii) keep BHAC and NewCo updated as to the discussions to execute such project documents, and (iii) ensure that such executed project documents incorporate appropriate provisions that comply with PWA Requirements, and any other requirements governing the Section 45Z Credit (or any other successor or similar provision providing a SAF federal income tax incentive) for sustainable aviation fuel production.

(d)         Upon the consummation of the New Rise Acquisitions, the Company shall carry out all activities required in order to ensure that the SAF Production commences at the New Rise Facilities and shall maintain and operate the New Rise Facilities in accordance with good industry practice and consistent with past operations of the New Rise Facilities.

Section 5.23       Registration Rights Agreement.  Promptly following the date of this Agreement, BHAC and the Company will negotiate in good faith to agree on the form of the Registration Rights Agreement to be entered into at the Closing by and among NewCo, the Sponsor and the Core Company Equityholders.

Section 5.24      Employment Agreements and Certain IP Assignments.  Promptly following the date of this Agreement, the Company will use commercially reasonable efforts to enter into employment agreements with each member of senior management to become effective as of the Closing Date, in each case, in form and substance reasonably acceptable to BHAC.  Prior to the Closing, the Company will deliver, in form and substance reasonably acceptable to BHAC, confidentiality and intellectual property ownership agreements duly executed by each Group Company employee with respect to confidentiality and assignment of certain intellectual property (including assignments pursuant to which all intellectual property conceived, developed, discovered or otherwise created or reduced to practice by such Person within the scope of such Person’s employment or other engagement with the Group Companies has been assigned (via a present grant of assignment) to the Group Companies).

Section 5.25        Company Service Level Insurance Coverage.  During the Interim Period, the Company shall obtain and purchase insurance policies with a nationally recognized insurer who has a Best Insurance Reports rating of “A-” or better and an financial size category of “IX” with respect to commercial insurance coverage, including commercial property insurance, business interruption insurance, performance insurance, commercial general liability insurance, cyber insurance, excess umbrella liability insurance, auto liability insurance, cyber insurance, sabotage and terrorism insurance, and director and officer insurance (“Company Service Level Insurance Coverage”), in each case, on terms (including with respect to scope of coverage and amounts) reasonably satisfactory to BHAC.  All costs and expenses related to the purchase of the Company Service Level Insurance Coverage shall be paid by the Company.  Following the Closing, NewCo shall, and shall cause the Company to, maintain in effect the Company Service Level Insurance Coverage.

Section 5.26       Certain Related Party Contracts.  Prior to or at Closing, the Company shall deliver to BHAC, in form and substance reasonably acceptable to BHAC, evidence of the termination of all Contracts with respect to Company Related Party Transactions, other than those Company Related Party Transactions set forth on Section 5.26 of the Company Disclosure Schedules.

ARTICLE 6
TAX MATTERS

Section 6.1          Certain Tax Matters.

(a)         Neither the holders of BHAC Securities nor the holders of Company Shares shall have any obligation or Liability with respect to any Excise Tax imposed on the Company, BHAC or NewCo as a result of the BHAC Shareholder Redemption or the Business Combination, and neither the holders of BHAC Securities nor the holders of Company Shares shall be required to indemnify any Person for the payment of such Excise Tax. Following the Closing, the Company or NewCo (as applicable) shall be responsible for the prompt payment of any Excise Tax if and when due.

(b)       Following the Closing, NewCo shall pay (or shall cause its Subsidiaries to pay) all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document.  Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes, which shall constitute “Company Expenses” hereunder.

(c)        The Parties agree and intend that, to the greatest extent permitted by Law, for U.S. federal (and applicable state and local) income tax purposes, the transactions contemplated by this Agreement are intended to be treated consistently with the Intended Tax Treatment.  Provided the transactions contemplated by this Agreement satisfy the requirements applicable to the Intended Tax Treatment, the Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return; provided however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax audit, claim or similar proceedings in connection with the Intended Tax Treatment.  Notwithstanding the foregoing or anything herein to the contrary, none of the Parties makes any representation, warranty or covenant to any other Party (except to the extent expressly provided in Section 3.16(l) and Section 4.16(h)) or holder of BHAC Securities or Company Shares regarding the tax treatment of the transactions contemplated by this Agreement.

(d)         The Parties shall execute and deliver (i) officer’s certificates, in customary form, in a timely manner upon request by the other Party and (ii) any other representations reasonably requested by counsel to BHAC or counsel to the Company, as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the transactions contemplated by this Agreement, at such time or times as may be requested by counsel to BHAC or counsel to the Company, including in connection with the Closing and any filing with the SEC.  In the event the SEC requests or requires a tax opinion on the Intended SPAC Tax Treatment, BHAC shall use reasonable best efforts to cause Kirkland & Ellis LLP (“K&E”) to deliver such opinion, and in the event the SEC requests or requires a tax opinion on the Intended Company Tax Treatment, the Company shall use reasonable best efforts to cause Stradley Ronon Stevens & Young, LLP (“Stradley”) (or, if Stradley is unable to do so, to cause another law firm of national recognition) to deliver such opinion, each such opinion being subject to the assumptions, qualifications, and reasoning as determined by the counsel delivering such opinion, and each party shall use reasonable best efforts to execute and deliver customary Tax representation letters as the applicable Tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor and reasonably cooperate in the mutual exchange of information relevant to the delivery of such opinions and representation letters.  Notwithstanding anything to the contrary in this Agreement, (x) K&E shall not be required to provide, nor shall BHAC be required to seek, any opinion to any party regarding the Intended Company Tax Treatment, and (v) Stradley shall not be required to provide, nor shall the Company be required to seek, any opinion to any party regarding the Intended SPAC Tax Treatment.

ARTICLE 7
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 7.1        Conditions to the Obligations of the Parties.  The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a)        the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b)        no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c)         the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)          the Required BHAC Shareholder Approval shall have been obtained;

(e)         NewCo’s initial listing application with the Applicable Exchange in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the NewCo Merger Effective Time, NewCo shall satisfy any applicable initial and continuing listing requirements of the Applicable Exchange, and NewCo shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the NewCo Merger Effective Time, and the NewCo Class A Shares to be issued pursuant to the NewCo Merger shall have been approved for listing on the Applicable Exchange; and

(f)         the NewCo Board shall consist of the number of directors, and be comprised of the individuals and classes, determined pursuant to Section 5.16(a) and Section 5.16(b).

Section 7.2       Other Conditions to the Obligations of BHAC Parties.  The obligations of the BHAC Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by BHAC of the following further conditions:

(a)         (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.8(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided however that, this clause (ii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b)         the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c)          the Company Equityholder Written Consent shall have been obtained;

(d)          the Company shall have consummated the New Rise Acquisitions in accordance with their respective terms and without any violation of this Agreement;

(e)       the right set forth on Section 7.2(e) of the Company Disclosure Schedules shall not have been exercised and shall have been permanently waived in form and substance reasonably acceptable to BHAC;

(f)          since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and

(g)          at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to BHAC the following documents:

(i)        a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(e) (solely to the extent such conditions relate to any Group Company) are satisfied, in a form and substance reasonably satisfactory to BHAC;

(ii)          a copy of the Amended Key Agreement, in a form and substance reasonably satisfactory to BHAC; and

(iii)        evidence of the purchase of the Company Service Level Insurance Coverage in a form and substance reasonably satisfactory to BHAC.

Section 7.3       Other Conditions to the Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a)          (i) the BHAC Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of BHAC (other than the BHAC Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “BHAC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a BHAC Material Adverse Effect;

(b)        BHAC shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c)          at or prior to the Closing, BHAC shall have delivered, or caused to be delivered, a certificate duly executed by an authorized officer of BHAC, dated as of the Closing Date, to the effect that the conditions specified in Section 7.3(a) and Section 7.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company.

Section 7.4          Frustration of Closing Conditions.  The Company may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.  BHAC may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by BHAC’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 8
TERMINATION

Section 8.1          Termination.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)          by mutual written consent of BHAC and the Company;

(b)          by BHAC, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.2(a) or Section 7.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by BHAC, and (ii) the Termination Date; provided however, that no BHAC Party is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) from being satisfied;

(c)          by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any BHAC Party has failed to perform any covenant or agreement on the part of such BHAC Party, as applicable, set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to BHAC by the Company and (ii) the Termination Date; provided however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 7.2(a) or Section 7.2(b) from being satisfied;

(d)         by either BHAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to September 11, 2024 (the “Termination Date”); provided that (i) if the SEC has not declared the Registration Statement / Proxy Statement effective on or prior to September 11, 2024, the Termination Date shall be automatically extended to November 11, 2024; (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to BHAC if any BHAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (iii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)        by either BHAC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f)        by either BHAC or the Company if the BHAC Shareholders Meeting has been held (including any adjournment thereof), has concluded, BHAC’s shareholders have duly voted on a proposal with respect to the Required BHAC Shareholder Approval and the Required BHAC Shareholder Approval was not obtained;

(g)         by BHAC, (i) if the right set forth on Section 7.2(e) of the Company Disclosure Schedules is exercised or proposed to be exercised or (ii) if the condition set forth in Section 7.2(g)(ii) is not satisfied on or prior to July 31, 2024; or

(h)       by BHAC, if the Company does not deliver, or cause to be delivered, to BHAC the Company Equityholder Written Consent in accordance with Section 5.12 on or prior to the Company Equityholder Written Consent Deadline.

Section 8.2         Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 8.2, Article 9 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms.  Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 8.1 shall not affect any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud.

ARTICLE 9
MISCELLANEOUS

Section 9.1         Non-Survival.  Other than those representations, warranties and covenants set forth in Section 2.1, Section 2.5, Section 3.26, Section 3.27, Section 4.17 and Section 4.18, each of which shall survive following the Company Merger Effective Time, or as otherwise provided in the last sentence of this Section 9.1, and except in the case of any claim, action or liability against a party in respect of such party’s Fraud, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Company Merger Effective Time) of the Parties set forth in this Agreement shall terminate at the Company Merger Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Company Merger Effective Time against any Party, any Company Non-Party Affiliate or any BHAC Non-Party Affiliate.  Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Company Merger Effective Time shall so survive the Company Merger Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Company Merger Effective Time shall so survive the Company Merger Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Company Merger Effective Time shall so survive the Company Merger Effective Time in accordance with the terms of such Ancillary Document.

Section 9.2          Entire Agreement; Assignment.  This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.  This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the Parties.  Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.2 shall be void.

Section 9.3          Amendment.  This Agreement may be amended or modified only by a written agreement executed and delivered by the Parties.  This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.3 shall be void, ab initio; provided that the Company shall not agree to any amendment, modification or waiver of any provision of this Agreement that would reasonably be expected to materially and adversely affect the benefits that the Company would reasonably expect to receive under this Agreement and the other transactions contemplated hereby without having received the prior written consent of the Company (it being understood that (a) any amendment or modification to the definition of Company Expenses or Unpaid Company Expenses or (b) any amendment or modification to the provisions hereof to which the Company is a third-party beneficiary pursuant to Section 9.9 shall be deemed to have such a material and adverse effect).

Section 9.4          Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to the Company, to:

XCF Global Capital, Inc.
160 Spear Street

San Francisco, CA 94105
	Attention:	Mihir Dange

	E-mail:	[***]

with a copy (which shall not constitute notice) to:

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
	Attention:	Thomas Hanley
Christopher Connell
	E-mail:	[***]

(b)	If to any BHAC Party, to:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
	Attention:	Carl Stanton, CEO
	Email:	[***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
	Attention:	Lauren M. Colasacco, P.C.
Peter Seligson, P.C.
	E-mail:	[***]

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.5         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 9.6          Fees and Expenses; Expense Reimbursement.

(a)        Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and BHAC shall pay, or cause to be paid, all BHAC Expenses (other than Reimbursable BHAC Expenses, which shall be paid by, and the responsibility of, the Company) and (b) if the Closing occurs, then the Company shall pay or reimburse, or cause to be paid or reimbursed, all Unpaid Company Expenses and all BHAC Expenses (including paying off any BHAC Working Capital Loans) to the extent not already paid or reimbursed pursuant to Section 9.6(b).

(b)         Notwithstanding anything to the contrary set forth in this Agreement, during the Interim Period, in the event that any Reimbursable BHAC Expense becomes due and payable by BHAC, including those Reimbursable BHAC Expenses set forth on Section 9.6(b) of the BHAC Disclosure Schedules, the Company shall pay such Reimbursable BHAC Expense directly on behalf of BHAC, by wire transfer of immediately available funds, within five (5) Business Days after the Company receives a written statement from BHAC setting forth the amount of such Reimbursable BHAC Expense, along with reasonable supporting documentation thereof.  For the avoidance of doubt, any Reimbursable BHAC Expenses which are outstanding or which will become due and payable as of a termination of this Agreement (even if due following such termination) shall be paid by the Company.

Section 9.7          Construction; Interpretation.  The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof.  The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.  No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party.  Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to BHAC, any documents or other materials posted to the electronic data room located at https://www.dfsvenue.com/ui/auth/login under the project name “Project XCF Global” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement); and (n) all references to BHAC in relation to any time following the NewCo Merger shall be deemed to be referenced to NewCo.  If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 9.8       Exhibits and Schedules.  All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.  The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement.  Any item disclosed in the Company Disclosure Schedules or in the BHAC Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the BHAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the BHAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure.  The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 9.9        Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.13, Section 5.15 and the three subsequent sentences of this Section 9.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.  The Sponsor shall be an express third-party beneficiary of Section 9.2, Section 9.3, Section 9.14 and this Section 9.9 (to the extent related to the foregoing).  Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 9.13 and this Section 9.9 (to the extent related to the foregoing).

Section 9.10       Severability.  Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.11      Counterparts; Electronic Signatures.  This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 9.12        Knowledge of Company; Knowledge of BHAC.  For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12(a) of the Company Disclosure Schedules, assuming reasonable inquiry and investigation of his or her direct reports.  For all purposes of this Agreement, the phrase “to BHAC’s knowledge” and “known by BHAC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12(b) of the BHAC Disclosure Schedules, assuming reasonable inquiry and investigation of his or her direct reports.  For the avoidance of doubt, none of the individuals set forth on Section 9.12(a) of the Company Disclosure Schedules or Section 9.12(b) of the BHAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 9.13        No Recourse.  Except for claims pursuant to any Ancillary Document by any party thereto against any Company Non-Party Affiliate or any BHAC Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, and except in the case of Fraud, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the BHAC Non-Party Affiliates, in the case of BHAC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, any Group Company, any BHAC Party or any Non-Party Affiliate concerning the Company, any Group Company, any BHAC Party, this Agreement or the transactions contemplated hereby.

Section 9.14       Extension; Waiver.  The Company may (a) extend the time for the performance of any of the obligations or other acts of BHAC set forth herein, (b) waive any inaccuracies in the representations and warranties of BHAC set forth herein or (c) waive compliance by BHAC with any of the agreements or conditions set forth herein.  BHAC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein.  Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.15       Waiver of Jury Trial.  THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE.  THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

Section 9.16       Submission to Jurisdiction.  Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum.  Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 9.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts.  Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 9.17       Remedies.  Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions.  It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.18       Trust Account Waiver.  Reference is made to the final prospectus of BHAC with respect to its initial public offering, filed with the SEC.  The Company acknowledges and agrees and understands that BHAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with the initial public offering (including interest accrued from time to time thereon) for the benefit of BHAC’s public shareholders (the “Public Shareholders”), and BHAC may disburse monies from the Trust Account only in the express circumstances described in its Governing Documents and the Trust Agreement.  For and in consideration of BHAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between BHAC or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”).  The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with BHAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with BHAC or its Affiliates); provided however, that nothing in this Section 9.18 shall prohibit the Company from seeking specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

*     *     *     *     *

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

FOCUS IMPACT BH3 MERGER SUB 1, LLC

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

FOCUS IMPACT BH3 MERGER SUB 2, INC.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

XCF GLOBAL CAPITAL, INC.

By:	/s/ Mihir Dange
Name:	Mihir Dange
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Exhibit 10.1

SPONSOR SIDE LETTER

This letter agreement (this “Side Letter”) is dated as of March 10, 2024, by and between Focus Impact BHAC Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of SPAC (“NewCo”), and Focus Impact BH3 Acquisition Company, a Delaware corporation (“SPAC”). Capitalized terms used but not defined in this Side Letter shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below), except as otherwise provided in this Side Letter.

RECITALS

WHEREAS, as of the date hereof, the Sponsor is the holder of record of 1,495,363 BHAC Class B Shares (the “Sponsor Shares”) and 4,160,000 BHAC Warrants (the “Sponsor Warrants” and, together with the Sponsor Shares, the “Sponsor Equity”);

WHEREAS, contemporaneously with the execution and delivery of this Side Letter, SPAC has entered into a Business Combination Agreement with NewCo, Focus Impact BH3 Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (the “Company”), dated as of the date hereof (as amended or modified from time to time in accordance with the terms of such agreement, the “Business Combination Agreement”), pursuant to which, among other things, (i) SPAC will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, and (ii) immediately following the NewCo Merger, Merger Sub 2 will merge with and into the Company (the “Company Merger” and, together with the NewCo Merger, collectively, the “Mergers”), with the Company being the surviving corporation of the Company Merger;

WHEREAS, in connection with the NewCo Merger, each Sponsor Share then outstanding will automatically be converted into one share of Class A common stock of NewCo (“NewCo Common Shares”) pursuant to the Governing Documents of SPAC, and each Sponsor Warrant then outstanding will be assumed by NewCo and be converted into the right to exercise such warrants for NewCo Common Shares (collectively, the “Automatic Conversion”); and

WHEREAS, as an inducement to the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein, including making the Company an express third party beneficiary of this Side Letter to the extent set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
COVENANTS

Section 1.1          Transfer Restrictions.

(a)        The Sponsor hereby acknowledges and agrees that, during the period between the execution of this Side Letter and the Closing (and without limitation of the provisions set forth in Section 1.1(b)), the Sponsor Shares and Sponsor Warrants shall remain subject to and bound by the provisions of, and may only be Transferred (as defined in the Lock-up Agreement) in accordance with, Section 5 of that certain letter agreement (the “Lock-up Agreement”), dated as of October 4, 2021, by and between SPAC and the Sponsor, a copy of which is attached hereto as Exhibit A. The Sponsor also agrees not to (i) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, the Sponsor’s representations, warranties, covenants and obligations under this Side Letter; or (ii) take any action that would restrict or otherwise adversely affect the Sponsor’s legal power, authority and right to comply with and perform its covenants and obligations under this Side Letter. Any Transfer in violation of this Section 1.1(a) shall be void ab initio. Any transferee of Sponsor Shares or Sponsor Warrants (a “Sponsor Party”) must enter into a written agreement reasonably acceptable to the Company with the parties hereto agreeing to be bound by the terms of this Side Letter as if a party hereto, and if such written agreement is not executed and delivered to the Company and SPAC, such Transfer shall not be permitted hereunder or under the Lock-up Agreement.

(b)          Until the earlier of (i) twelve (12) months following the Closing and (ii) the date following the Closing on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property (the “Sponsor Lock-up Period”), without the consent of NewCo following the Closing, the Sponsor shall not be entitled to make any voluntary or involuntary, direct or indirect (whether through a change of control of the Sponsor or any Person that controls the Sponsor, the issuance or transfer of Equity Securities of the Sponsor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition (each, a “Transfer”), or to permit any Transfer, of any (1) NewCo Common Shares received as a result of the Automatic Conversion or (2) NewCo Common Shares received as a result of the exercise of the Sponsor Warrants (collectively, the “Restricted Sponsor Shares”); provided, that the Sponsor shall be permitted to distribute the Restricted Sponsor Shares to its members or otherwise to an Affiliate of the Sponsor, so long as such member or Affiliate of Sponsor in receipt of Restricted Sponsor Shares prior to or simultaneously with the Transfer enters into a written agreement reasonably acceptable to the Company with the parties hereto agreeing to be bound by the terms of this Side Letter as if a party hereto; and provided, further, that if such written agreement is not executed and delivered to NewCo, such distribution of the Restricted Sponsor Shares shall not be permitted hereunder. Notwithstanding the foregoing, if, subsequent to the Closing, the closing price of the NewCo Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing, the Sponsor Shares shall be released from the transfer restrictions provided by this Section 1.1(b).

(c)         Notwithstanding anything to the contrary set forth herein, including this Section 1.1, to the extent in connection with a Financing (as used herein, as defined in and contemplated by the Business Combination Agreement), the Sponsor shall be permitted to Transfer to any Financing Investor (as such term is defined in the Business Combination Agreement) any portion of its Sponsor Shares or Sponsor Warrants, in each case in the Sponsor’s sole discretion (and nothing set forth herein shall require the Sponsor to so Transfer any Sponsor Shares or Sponsor Warrants).  Alternatively, to the extent the Sponsor so agrees, in its sole discretion, in connection with a Financing, the Sponsor may forfeit for no consideration any portion of its Sponsor Shares or Sponsor Warrants in order to support the issuance of Financing Incentive Shares and/or Financing Incentive Warrants pursuant to the Business Combination Agreement (and nothing set forth herein shall require the Sponsor to so forfeit any Sponsor Shares or Sponsor Warrants).

Section 1.2          Further Assurances. SPAC and the Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Side Letter on the terms and subject to the conditions set forth herein.

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Section 1.3         No Inconsistent Agreement. The Sponsor hereby represents and covenants that the Sponsor has not entered into, and shall not enter into, any agreement that does or would restrict, limit or interfere with the performance of the Sponsor’s obligations under this Side Letter with respect to the Restricted Sponsor Shares.

Section 1.4         Sponsor Support. At any meeting of the shareholders of SPAC, however called, or at any adjournment thereof, and in any action by written consent of the shareholders of SPAC distributed by the BHAC Board, or otherwise undertaken as contemplated by the Business Combination Agreement or the transactions contemplated thereby, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC is sought, Sponsor hereby unconditionally and irrevocably agrees that it shall (i) appear at each such meeting or otherwise cause all of its Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Sponsor Shares: (a) in favor of the BHAC Shareholder Approval and any other matters necessary or reasonably requested by the Company or SPAC in connection therewith; (b) in favor of any proposal to adjourn or postpone any meeting of the shareholders of SPAC at which any of the foregoing matters are submitted for consideration and vote of the shareholders of SPAC to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (c) against any proposal relating to an alternative Business Combination (as defined in SPAC’s certificate of incorporation as in effect as of the date hereof); (d) against any proposal, action or agreement that would (1) compete with the transaction contemplated by the Business Combination Agreement, (2) result in a breach of any covenant, representation or warranty or any other obligation or agreement of SPAC contained in the Business Combination Agreement, or of the Sponsor contained in this Side Letter, (3) reasonably be expected to impede, frustrate, prevent or nullify any provision of this Side Letter, the Business Combination Agreement or this Side Letter or the performance by SPAC of its obligations under the Business Combination Agreement or by the Sponsor of its obligations under this Side Letter or (4) change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of SPAC (other than, in the case of this clause (4), pursuant to the Business Combination Agreement or the Ancillary Documents and the transactions contemplated thereby). The obligations of the Sponsor specified in this Section 1.4 shall apply whether or not (x) the Business Combination, the Business Combination Agreement or any action described above is recommended by the BHAC Board or (y) the BHAC Board has previously recommended the Business Combination, the Business Combination Agreement or any action described above and subsequently withdrawn or otherwise changed such recommendation. Each Sponsor Party agrees that it shall not commit, agree, or publicly propose any intention to take any action inconsistent with the foregoing. The Sponsor hereby irrevocably waives, and agrees not to exercise, assert or perfect (and agrees to cause not to be exercised, asserted or perfected), any dissenters’ or appraisal rights under Section 262 of the Delaware General Corporation Law and any other similar statute in connection with the Business Combination Agreement. The Sponsor hereby agrees to take all actions necessary to opt out of any class action with respect to, any claim, derivative or otherwise, against SPAC or any of its Affiliates relating to the negotiation, execution or delivery of this Side Letter, the Business Combination Agreement or the consummation of the Business Combination, including any claim (I) challenging the validity of, or seeking to enjoin the operation of, any provision of this Side Letter or (II) alleging a breach of any fiduciary duty of the BHAC Board in connection with this Side Letter, the Business Combination Agreement or the Business Combination.

Section 1.5          Stock Transactions. During the period between the execution of this Side Letter and the Closing, the Sponsor acknowledges and agrees that if it acquires any shares or securities convertible into shares of SPAC, the Sponsor agrees that it will (a) make such acquisition in material compliance with applicable Laws regarding the sale and purchase of securities and material non-public information and (b) not elect to make any BHAC Shareholder Redemption with respect to any such purchased shares or shares issuable upon conversion of securities convertible into shares. All such additional shares or securities acquired shall be subject to the terms of Section 1.4.

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Section 1.6          Waiver of Adjustment Provisions. Notwithstanding anything to the contrary in any other document, agreement or contract to which the Sponsor is bound, the Sponsor (for itself and for its successors, heirs, assigns and permitted transferees) hereby (but subject to the consummation of the Mergers) irrevocably and unconditionally waives and agrees not to exercise or assert, any rights to adjustment or other anti-dilution protections with respect to the rate at which BHAC Class B Shares convert into other shares of capital stock of SPAC or NewCo Common Shares in connection with the Automatic Conversion and, in furtherance of the foregoing, the Sponsor hereby irrevocably and unconditionally agrees and acknowledges that (a) each BHAC Class B Share shall convert only into NewCo Common Shares (and not any other shares of capital stock of SPAC prior to the Automatic Conversion) on a one-for-one basis automatically at the Effective Time in connection with the Automatic Conversion, and (b) that each Sponsor Warrant shall only convert into the right to exercise such warrants for NewCo Common Shares, such waiver, agreement and acknowledgement constituting sufficient and necessary waiver under the terms of SPAC’s certificate of incorporation as currently in effect for such purpose.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

The Sponsor represents and warrants to SPAC as follows:

Section 2.1         Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Side Letter and the consummation of the transactions contemplated hereby are within the Sponsor’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of such Sponsor Party. The Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Letter and to perform its obligations hereunder. This Side Letter has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Side Letter, this Side Letter constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

Section 2.2          Ownership. The Sponsor is the holder of record of all of the Sponsor Equity as set forth in this Side Letter, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Sponsor Equity, other than transfer restrictions under the Securities Act) affecting any such Sponsor Shares, other than any Permitted Liens or pursuant to (a) this Side Letter, (b) the Sponsor’s organizational documents or the organizational documents of SPAC, (c) the Registration Rights Agreement to be executed by the Company, NewCo, the Sponsor and other parties thereto following the signing of the Business Combination Agreement or (d) the Lock-up Agreement.

Section 2.3        No Conflicts. The execution and delivery of this Side Letter by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (a) conflict with or result in a violation of the organizational documents of the Sponsor or (b) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor), in each case to the extent such consent, approval or other action would prevent, enjoin or delay the performance by the Sponsor of its obligations under this Side Letter.

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Section 2.4          Litigation. There are no Proceedings pending against the Sponsor, or to the knowledge of the Sponsor, threatened against the Sponsor, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Side Letter.

ARTICLE III
MISCELLANEOUS

Section 3.1          Termination. This Side Letter and all of its provisions shall terminate and be of no further force or effect upon the earlier to occur of (a) the first day on which the Lock-up Agreement expires, and (b) the termination of the Business Combination Agreement in accordance with Article 8 thereof. Except as expressly set forth herein, upon such termination of this Side Letter, all obligations of the parties under this Side Letter will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof. This ARTICLE III shall survive the termination of this Side Letter. Neither the provisions of this Section 3.1 nor the termination of this Side Letter shall (i) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (ii) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Side Letter prior to such termination or expiration or fraud or (iii) terminate the obligations under the last sentence of Section 1.5.

Section 3.2         Amendment and Waiver. No amendment of any provision of this Side Letter shall be valid unless (a) the same shall be in writing and signed by SPAC, NewCo and the Sponsor and (b) in compliance with Section 3.3. No waiver of any provision or condition of this Side Letter shall be valid unless (i) the same shall be in writing and signed by the party against which such waiver is to be enforced and (ii) in compliance with Section 3.3. No waiver by any party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 3.3         Assignment; Third Party Beneficiaries. This Side Letter and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Side Letter nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto, other than in respect of the dissolution of the Sponsor to the members of the Sponsor in receipt of Restricted Sponsor Shares as a result thereof. This Side Letter is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such permitted assigns, any legal or equitable rights hereunder. Notwithstanding anything to the contrary contained in this Side Letter, the parties hereto hereby acknowledge and agree that from the execution of this Side Letter until the occurrence of the Closing or the termination of this Side Letter in accordance with Section 3.1: (a) the Company is an express third-party beneficiary of this Side Letter; (b) no amendment of this Side Letter, waiver of any provision or condition of this Side Letter, assignment of this Side Letter or termination of this Side Letter (except as expressly contemplated in Section 3.1) shall be made without the prior written consent of the Company; and (c) the Company shall be entitled to enforce the terms of this Side Letter as if the Company were a party hereto and be entitled to exercise any remedies for breaches by any party of, or failure of any party to perform, this Side Letter, including injunctive or other equitable relief or an Order of specific performance (or any other equitable remedy) to enforce the terms hereof and to prevent breaches of this Side Letter (and shall not be required to post any bond or other security in connection with any injunctive or other equitable relief or any Order of specific performance), in addition to any other remedy at law or in equity.

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Section 3.4          Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other party as follows or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth in this Section 3.4. Any notice, request, claim, demand and other communication to be given or delivered under this Side Letter to either party shall be simultaneously provided to the Company in accordance with Section 9.4 (Notices) of the Business Combination Agreement.

Notices to SPAC, NewCo or the Sponsor and, following the Closing, the Company:	with a copy to (which shall not constitute notice):

Focus Impact BH3 Acquisition Company 1345 Avenue of the Americas, 33rd Floor New York, NY 10105 Attention: Carl Stanton Email: [***]	Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Attention: Lauren M. Colasacco, P.C. Peter Seligson, P.C.
E-mail: [***]

Section 3.5         Entire Agreement. This Side Letter and the exhibits and schedule hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or between the parties hereto to the extent they relate in any way to the subject matter hereof.

Section 3.6     Miscellaneous. The provisions of Sections 9.5 (Governing Law), 9.7 (Construction; Interpretation), 9.10 (Severability), 9.11 (Counterparts; Electronic Signatures), 9.13 (No Recourse), 9.15 (Waiver of Jury Trial) and 9.16 (Submission to Jurisdiction) of the Business Combination Agreement shall apply mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, SPAC, NewCo and the Sponsor have duly executed this Side Letter as of the date first written above.

SPAC:

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Authorized Signatory

NEWCO:

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Authorized Signatory

SPONSOR:

FOCUS IMPACT BHAC SPONSOR, LLC

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Authorized Signatory

[Signature Page to Side Letter]

EXHIBIT A

LOCK-UP AGREEMENT

October 4, 2021

Crixus BH3 Acquisition Company
819 NE 2nd Avenue, Suite 500
Fort Lauderdale, FL 33304

Guggenheim Securities, LLC
BTIG, LLC
as Representatives (as defined below) of the several Underwriters listed in Schedule I to the Underwriting Agreement (as defined below)

c/o Guggenheim Securities, LLC
330 Madison Avenue, 8th Floor
New York, NY 10017

c/o BTIG, LLC
600 Montgomery Street, 6th Floor
San Francisco, CA 94111

Re: Initial Public Offering

Ladies and Gentlemen:

This letter (the “Letter Agreement”) is being delivered to you in accordance with the Underwriting Agreement (the “Underwriting Agreement”) entered into by and between Crixus BH3 Acquisition Company, a Delaware corporation (the “Company”) and Guggenheim Securities, LLC and BTIG, LLC, as representatives (the “Representatives”) of the several underwriters named in Schedule A thereto (the “Underwriters”), relating to an underwritten initial public offering (the “IPO”) of the Company’s units (the “Units”), each unit comprised of one share of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), and one-half of one redeemable warrant, each whole warrant exercisable for one share of Common Stock (each, a “Warrant”). Certain capitalized terms used herein are defined in paragraph 12 hereof.

In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the IPO, and in recognition of the benefit that such IPO will confer upon the undersigned as a stockholder of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees with the Company as follows:

1.
If the Company solicits approval of its stockholders of a Business Combination, the undersigned will vote all shares of Common Stock beneficially owned by it, whether acquired before, in or after the IPO, in favor of such Business Combination.

2.
In the event that the Company does not complete a Business Combination within the time period set forth in the Company’s amended and restated certificate of incorporation, as the same may be further amended from time to time (the “Charter”), the undersigned will, as promptly as possible, take all necessary actions to cause the Company to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the IPO Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then outstanding IPO Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The undersigned hereby waives any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account and any remaining net assets of the Company as a result of such liquidation with respect to the Founder Shares owned by the undersigned. However, if the undersigned has acquired IPO Shares in or after the IPO, it will be entitled to liquidating distributions from the Trust Account with respect to such IPO Shares in the event that the Company does not complete a Business Combination within the time period set forth in the Charter. In the event of the liquidation of the Trust Account, the undersigned agrees that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per IPO Share and (ii) the actual amount per IPO Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per IPO Share due to reductions in the value of the assets in the Trust Account, in each case less interest that may be withdrawn to pay the Company’s tax obligations, if any; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s obligation to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, pursuant to the Underwriting Agreement. The undersigned acknowledges and agrees that there will be no distribution from the Trust Account with respect to any Warrants, all rights of which will terminate on the Company’s liquidation.

3.
The undersigned acknowledges and agrees that prior to entering into a definitive agreement for a Business Combination with a target business that is affiliated with the undersigned or any other Insiders of the Company or their affiliates, such transaction must be approved by a majority of the Company’s disinterested independent directors and the Company must obtain an opinion from an independent investment banking firm, which is a member of the Financial Industry Regulatory Authority, or an independent accounting firm that such Business Combination is fair to the Company’s unaffiliated stockholders from a financial point of view.

4.
Neither the undersigned nor any affiliate of the undersigned will be entitled to receive and will not accept any compensation or other cash payment from the Company prior to, or for services rendered in order to effectuate, the completion of the Business Combination; provided that the Company shall be allowed to make the payments set forth in the Registration Statement adjacent to the caption “Prospectus Summary—The Offering—Limited payments to insiders.”

5.
(a) The undersigned agrees not to Transfer the Founder Shares (or any shares of Common Stock issuable upon conversion thereof) (except to certain permitted transferees as described in the Registration Statement or herein) (the “Lockup”) until the earlier to occur of: (1) one year after the completion of the Company’s initial Business Combination or (2) subsequent to the Company’s initial Business Combination, (x) if the last reported sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

(b) Notwithstanding the provisions set forth in paragraphs 5(a) and 5(c), during the period commencing on the effective date of the Underwriting Agreement and ending 180 days after such date, the undersigned will not, without the prior written consent of the Representatives pursuant to the Underwriting Agreement, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, hedge or otherwise dispose of or agree to dispose of (or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission (the “SEC”) in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder with respect to, any Units, shares of Common Stock, Founder Shares or Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Units, shares of Common Stock, Founder Shares, Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement, specified in clause (i) or (ii). The provisions of this paragraph will not apply (i) to the transfer of Founder Shares to any independent director appointed or elected to the Company’s board of directors before or after the IPO or (ii) if the release or waiver is effected solely to permit a transfer not for consideration and, in each case the transferee has agreed in writing to be bound by the same terms described in this Letter Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

(c) The undersigned agrees not to Transfer any Private Placement Warrants (or shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the completion of the Company’s initial Business Combination.

(d) Notwithstanding the provisions set forth in paragraphs 5(a) and (c), Transfers by the undersigned of the Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants or conversion of the Founder Shares are permitted (i) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members of the undersigned or their affiliates, any affiliates of the undersigned, or any employees of such affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or transfers made in connection with the completion of the Business Combination at prices no greater than the price at which the Founder Shares, Private Placement Warrants or shares of Common Stock, as applicable, were originally purchased; (vi) by virtue of the laws of the State of Delaware or the undersigned’s organizational documents upon liquidation or dissolution of the undersigned; (vii) to the Company for no value for cancellation in connection with the completion of the Business Combination; (viii) in the event of the Company’s liquidation prior to the completion of a Business Combination; or (ix) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s public stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the completion of a Business Combination; provided, however, that in the case of clauses (i) through (vi) these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein. For the avoidance of doubt, the transfers of Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants or conversion of the Founder Shares shall be permitted regardless of whether a filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made with respect to such transfers.

6.
The Sponsor hereby agrees and acknowledges that: (i) the Underwriters and the Company would be irreparably injured in the event of a breach by the Sponsor of its obligations under paragraphs 1, 2, 3, 4, 5, 8, 9 and 10 of this Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

7.	The undersigned has full right and power, without violating any agreement by which it is bound, to enter into this Letter Agreement.

8.
To the extent that the Underwriters do not exercise their over-allotment option to purchase up to an additional 3,000,000 Units within 45 days from the date of the Prospectus (and as further described in the Prospectus), the Sponsor agrees to forfeit, at no cost, a number of Founder Shares in the aggregate equal to 750,000 multiplied by a fraction, (i) the numerator of which is 3,000,000 minus the number of Units purchased by the Underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 3,000,000. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the Underwriters so that the Initial Stockholders will own an aggregate of 20% of the Company’s issued and outstanding shares of Common Stock after the IPO (assuming the Initial Stockholders do not purchase any Units in the IPO).

9.
The undersigned hereby waives any right to exercise redemption rights with respect to any of the Company’s shares of Common Stock owned or to be owned by the undersigned, directly or indirectly, whether such shares be part of the Founder Shares or IPO Shares, and agrees not to seek redemption with respect to such shares (or sell such shares to the Company in any tender offer) in connection with any stockholder vote to approve (x) a Business Combination or (y) an amendment to the Charter that would affect the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the shares of Common Stock if the Company has not completed a Business Combination within 18 months from the closing of the IPO (or 21 months or 24 months, as applicable, from the closing of the IPO if the Company extends the period of time to consummate a Business Combination).

10.
The undersigned hereby agrees to not propose, or vote in favor of, an amendment to Section 9.2(d) of the Charter prior to the completion of a Business Combination unless the Company provides public stockholders with the opportunity to redeem their shares of Common Stock upon such approval in accordance with such Section 9.2(d) thereof.

11.
This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The undersigned hereby (i) agrees that any action, proceeding or claim against him arising out of or relating in any way to this Letter Agreement shall be brought and enforced in the courts of the State of New York of the United States of America for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive and (ii) waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

12.
As used herein, (i) a “Business Combination” shall mean a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities; (ii) “Insiders” shall mean all officers, directors and sponsors of the Company immediately prior to the IPO; (iii) “Founder Shares” shall mean all of the Class B common stock of the Company, par value $0.0001 per share, acquired by an Insider prior to the IPO; (iv) “IPO Shares” shall mean the shares of Common Stock issued in the Company’s IPO; (v) “Private Placement Warrants” shall mean the warrants that are being sold privately by the Company simultaneously with the consummation of the IPO; (vi) “Prospectus” shall mean the final prospectus relating to the IPO, in the form filed with the SEC; (vii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); (viii) “Trust Account” shall mean the trust account into which the net proceeds of the Company’s IPO and a portion of the proceeds from the sale of the Private Placement Warrants will be deposited; and (ix) “Registration Statement” means the Company’s registration statement on Form S-1 (SEC File No. 333-259269) filed with the SEC, as amended.

13.
This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

14.
The undersigned acknowledges and understands that the Underwriters and the Company will rely upon the agreements, representations and warranties set forth herein in proceeding with the IPO. Nothing contained herein shall be deemed to render any Underwriter a representative of, or a fiduciary with respect to, the Company, its stockholders or any creditor or vendor of the Company with respect to the subject matter hereof.

15.
This Letter Agreement shall be binding on the undersigned and such person’s respective successors, heirs, personal representatives and assigns. This Letter Agreement shall terminate on the earlier of (i) the completion of a Business Combination and (ii) the liquidation of the Company; provided, that such termination shall not relieve the undersigned from liability for any breach of this agreement prior to its termination. The parties hereto may not assign either this Letter Agreement or any of their rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee.

[Signature Page Follows]

CRIXUS BH3 SPONSOR, LLC

By:	/s/ Gregory Freedman
Name:	Gregory Freedman
Title:	President

Acknowledged and Agreed:

CRIXUS BH3 ACQUISITION COMPANY

By	/s/ Daniel Lebensohn
Name:	Daniel Lebensohn
Title:	Co-Chief Executive Officer

Exhibit 10.2

COMPANY SUPPORT AGREEMENT

THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among XCF Global Capital, Inc., a Nevada corporation (the “Company”), Focus Impact BH3 Acquisition Company, a Delaware corporation (the “SPAC”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the SPAC (“NewCo”), and the individual and/or entity whose names appear in the signature block to this Agreement (each, a “Core Company Securityholder” and, collectively, the “Core Company Securityholders”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC, NewCo and one or more acquisition entities are entering into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”), pursuant to which, among other things, (i) the SPAC will merge with and into Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1” and such transaction, the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, (ii) Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation of the Company Merger, (iii) as a result of the Company Merger, among other things, each share of common stock of the Company outstanding immediately prior to the Company Merger will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive shares of Class A common stock of NewCo (the “NewCo Common Stock”), and (iv) the shares of NewCo Common Stock will be listed on the Applicable Exchange;

WHEREAS, as a condition and inducement to the SPAC and NewCo entering into the BCA, the SPAC and NewCo have required that the securityholders of the Company (including the Core Company Securityholders) enter into an agreement in the form of this Agreement (each such agreement, a “Company Support Agreement”); and

WHEREAS, the board of directors of each of the Company, the SPAC and NewCo has authorized the entering into of the BCA and approved the execution and delivery of this Agreement and each other Company Support Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Company Support Agreement is a material inducement and condition to the Company’s, the SPAC’s and NewCo’s willingness to enter into the BCA.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
 GENERAL

Section 1.01.      Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:

“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.

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“Company Merger Effective Time” has the meaning set forth in the BCA.

“Core Company Securityholder Related Parties” means the Core Company Securityholders and their respective Affiliates.

“Covered Shares” means, with respect to a Core Company Securityholder, the specified Core Company Securityholder’s Existing Shares, together with (a) any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company (including, for the avoidance of doubt, any options, restricted stock units, convertible notes and warrants of the Company) and (b) prior to the consummation of the New Rise Acquisitions, the equity interests in New Rise, as well as any securities convertible into or exercisable or exchangeable for equity interests in New Rise ), in each case, that such specified Core Company Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which such specified Core Company Securityholder has voting power (including, for the avoidance of doubt, any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company issued in connection with the closing of the New Rise Acquisitions). In addition, from and after the Company Merger Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the shares of NewCo Common Stock received by a Core Company Securityholder in the Business Combination or upon the exercise of any Covered Shares following the Effective Time (until the Expiration Time).

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.

“Existing Shares” means, with respect to a Core Company Securityholder, (a) the shares of the Company’s common stock, $0.001 par value per share, as well as any Equity Securities convertible into or exercisable or exchangeable for shares of common stock of the Company and (b) prior to the consummation of the New Rise Acquisitions, the equity interests in New Rise, as well as any securities convertible into or exercisable or exchangeable for equity interests in New Rise. The Core Company Securityholders’ Existing Shares are set forth on Schedule 1 of this Agreement.

“Expiration Time” means the earlier to occur of (a) the date of the consummation of the transactions contemplated by the BCA and (b) such date and time as the BCA shall be terminated in accordance with Section 8.1 thereof.

“New Rise” means, collectively, New Rise Renewables, LLC, a Delaware limited liability company, and New Rise SAF Renewables Limited Liability Company, a Wyoming limited liability company.

“Permitted Transfer” means a Transfer of Covered Shares (a) in the case of an entity, to any affiliate of such entity or a distribution to the members or partners of such entity; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that all such permitted transferees must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto, and if such written agreement is not executed and delivered to the Company, the SPAC and NewCo, such Transfer shall not be a Permitted Transfer hereunder and shall be null and void.

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“Transfer” means, directly or indirectly, to sell, transfer, gift, assign, pledge, Encumber, hypothecate, hedge or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, gift, assignment, pledge, Encumbrance, hypothecation, hedge or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2
 VOTING

Section 2.01.        Agreement to Vote.

(a)          Each Core Company Securityholder hereby irrevocably and unconditionally agrees that during the period between the execution of this Agreement and the earlier of (i) the termination of the BCA in accordance with its terms and (ii) the Closing, at a meeting of the Company’s shareholders (the “Special Meeting”), and at any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of shareholders of the Company, such Core Company Securityholder shall, in each case to the fullest extent that the Covered Shares of such Core Company Securityholder are entitled to vote thereon or consent thereto:

(i)          appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and

(ii)          vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the BCA and approval of any other matters necessary or reasonably requested by NewCo, the Company and the SPAC in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the shareholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the shareholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a shareholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Company Securityholders contained in this Agreement; and (C) if a shareholder vote is required with respect thereto, against (1) any proposals that compete with the Business Combination or involve any other transaction, business combination with a Person other than the SPAC, NewCo or their respective Affiliates that is required or permitted to be submitted to a vote of the shareholders of the Company, (2) any other action, agreement or transaction involving the Company, New Rise or any of their respective Affiliates that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company of its obligations under the BCA or by any Core Company Securityholder of its obligations under this Agreement and (3) any proposal, action or agreement that would change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of the Company (other than, in the case of this clause (3), pursuant to the BCA or the Ancillary Documents and the transactions contemplated thereby); and

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(iii)         to the extent necessary, consent to, and take any actions required with respect to, the conversion of its Covered Shares into the Per Share Company Merger Consideration in accordance with the BCA and the settlement of any other equity or equity-linked securities in a manner in accordance with the BCA, including the delivery of customary letters of transmittal or otherwise.

(b)        Each Core Company Securityholder hereby (i) waives, and agrees not to exercise or assert, any dissent, appraisal or similar rights in connection with the Business Combination and (ii) agrees (A) not to commence or participate in, and (B) to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.

(c)       The obligations of the Core Company Securityholders specified in this Section 2.01 shall apply whether or not (i) the Business Combination, the BCA or any action described above is recommended by the Board of Directors of the Company (or any committee thereof) or (ii) the Board of Directors of the Company has previously recommended the Business Combination, the BCA or any action described above and subsequently withdrawn or otherwise changed such recommendation.

Section 2.02.       No Inconsistent Agreements. Each Core Company Securityholder hereby covenants and agrees that, except for this Agreement, such Core Company Securityholder (a) has not entered into, and shall not enter into at any time prior to the Company Merger Effective Time, any voting agreement or voting trust with respect to the Covered Shares of such Core Company Securityholder, (b) has not granted, and shall not grant at any time prior to the Company Merger Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to the SPAC, NewCo and the Company delivered to the Company, directing that the Covered Shares of such Core Company Securityholder be voted in accordance with Section 2.01), consent or power of attorney (other than in the letter of transmittal being used in the Business Combination, if any) with respect to the Covered Shares of such Core Company Securityholder and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Core Company Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling such Core Company Securityholder from performing any of its covenants or obligations under this Agreement. Each Core Company Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Core Company Securityholder prior to the execution of this Agreement in respect of the voting of the Covered Shares of such Core Company Securityholder, if any, are not irrevocable and such Core Company Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Core Company Securityholder’s Covered Shares.

Section 2.03.        Proxy. Each Core Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by such Core Company Securityholder in accordance with Section 2.01 in connection with any vote of shareholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that such Core Company Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, such Core Company Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company, the SPAC, and NewCo to enter into the BCA and shall be irrevocable prior to the Effective Time, at which time any such proxy shall terminate and be released. Neither the Company, the SPAC, NewCo nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above.

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ARTICLE 3
 REPRESENTATIONS AND WARRANTIES

Each Core Company Securityholder hereby represents and warrants to the SPAC, NewCo and the Company as to, and only as to, such Core Company Securityholder as follows:

Section 3.01.        Authorization; Validity of Agreement. If such Core Company Securityholder is not an individual, such Core Company Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Core Company Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Core Company Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC, NewCo and the Company, constitutes a legal, valid and binding obligation of such Core Company Securityholder, enforceable against such Core Company Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If such Core Company Securityholder is married and such Core Company Securityholder’s Covered Shares constitute community property under applicable Law, a spousal consent in substantially the form attached hereto as Exhibit A has been duly executed and delivered by, and constitutes the valid and binding agreement of, such Core Company Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.02.       Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer in accordance with this Agreement, (a) such Core Company Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by such Core Company Securityholder from the date hereof through and at the Company Merger Effective Time will be, Beneficially Owned by such Core Company Securityholder, and (b) such Core Company Securityholder has good and valid title to such Core Company Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, or under applicable federal or state securities laws. Such Core Company Securityholder has and will have at all times through the Company Merger Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Core Company Securityholder’s Existing Shares, except with respect to any Existing Shares that are Transferred pursuant to a Permitted Transfer in accordance with this Agreement.  Such Core Company Securityholder does not have any entitlement to any shares or equity in the Company, other than the Existing Shares set forth on Schedule 1.

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Section 3.03.       No Violation. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its obligations under this Agreement will not, (a) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws, limited liability company operating agreement or other equivalent organizational documents of such Core Company Securityholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Core Company Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Core Company Securityholder is a party or by which such Core Company Securityholder or any of its, his or her properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.04.        Consents and Approvals. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its, his or her obligations under this Agreement and the consummation by such Core Company Securityholder of the transactions contemplated hereby will not, require such Core Company Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

Section 3.05.        Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Core Company Securityholder, threatened against or affecting such Core Company Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.06.        Reliance by the Company, the SPAC and NewCo. Such Core Company Securityholder understands and acknowledges that the Company, the SPAC and NewCo are entering into the BCA in reliance upon the execution and delivery of this Agreement by such Core Company Securityholder and the representations and warranties of such Core Company Securityholder contained herein. Such Core Company Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.

Section 3.07.       Adequate Information. Such Core Company Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC, NewCo and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as such Core Company Securityholder has deemed appropriate, made such Core Company Securityholder’s own analysis and decision to enter into this Agreement.

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ARTICLE 4
 OTHER COVENANTS

Section 4.01.        Prohibition on Transfers; Other Actions.

(a)          Each Core Company Securityholder agrees that, from the date hereof until the Company Merger Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder shall not (i) Transfer or permit the Transfer of such Core Company Securityholder’s Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, such Core Company Securityholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect such Core Company Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the termination of the BCA in accordance with its terms and the Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder (A) shall not request that the Company register the transfer (book-entry or otherwise) of any of such Core Company Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to the entry of stop transfer instructions by the Company with respect to any transfer of such Core Company Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer effected in accordance with the terms of this Agreement. Notwithstanding the foregoing, unless and until the Company or BHAC obtains not less than $50,000,000 in additional financing following the execution and delivery of the BCA, a Core Company Securityholder may Transfer such Core Company Securityholder’s Covered Shares comprising such Core Company Securityholder’s direct or indirect equity interests in New Rise (including any securities convertible into or exercisable or exchangeable for direct or indirect equity interests in New Rise, the "New Rise Equity Interests"), in one or more transactions, in an aggregate amount of up to the lesser of (x) 15% of such Core Company Securityholder’s New Rise Equity Interests and (y) $100,000,000, and any such transfer(s) shall be considered a Permitted Transfer for all purposes of this Agreement; provided, however, that prior to any such Transfer (1) the Core Company Securityholder reasonably consults with the SPAC and the Company with respect to such Transfer, (2) the transferee must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto in form and substance reasonably acceptable to the SPAC and the Company and (3) the agreement between the Core Company Securityholder and the transferee include provisions, in form and substance reasonably acceptable to the Company and the SPAC, through which the transferee agrees to sell such acquired New Rise Equity Interests to the Company at the closing of the New Rise Acquisitions, and if the foregoing is not satisfied, such transfer shall not be considered a Permitted Transfer hereunder and shall be null and void ab initio.

(b)          [Intentionally Omitted].

Section 4.02.       Dividends, Distributions, Etc. In the event of any change in the shares of the Company, the SPAC or NewCo, as the case may be, by reason of any reclassification, recapitalization, reorganization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any dividend or distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.03.      Notice of Acquisitions. Each Core Company Securityholder agrees to notify the SPAC, NewCo and the Company as promptly as reasonably practicable of the number of any additional shares of the Company or other Equity Securities convertible into or exercisable or exchangeable for shares of the Company of which such Core Company Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Effective Time.

Section 4.04.       Waiver of New Rise Reversion Option; Termination Date.  Each Core Company Securityholder acknowledges and agrees that the date set forth in Section 9.01(c)(ii) and the “Change of Control Deadline” set forth in Section 9.03 of each of (a) that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and between the Company and RESC Renewables Holdings, LLC, a Nevada limited liability company (“RESC Renewable Holdings”), and (b) that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and among the Company, Randy Soule and GL Part I SPV, LLC, a Wyoming limited liability company (the foregoing clauses (a) and (b), collectively, the “New Rise Acquisition Agreements”), shall be extended to the Termination Date (as defined in the BCA, as may be extended by the parties to the BCA).  Each Core Company Securityholder waives any right arising under or in connection with Section 9.03 of each New Rise Acquisition Agreement as a result of a Change of Control Transaction (as defined in the applicable New Rise Acquisition Agreement) not being effectuated by April 30, 2024 or any other certain date.

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Section 4.05.       Convertible Debt.  Each Core Company Securityholder acknowledges and agrees that that certain Secured Convertible Promissory Note, dated as of December 8, 2023, by and between the Company to RESC Renewables Holdings, LLC is null and void ab initio.  The form of the Note (as such term is defined in the New Rise Acquisition Agreement) to be delivered in accordance with the consummation of the relevant New Rise Acquisition Agreement will be amended promptly following the date hereof, which amendment will require that (i) such Note will convert  into NewCo Class A Shares (in lieu of Company Shares) at a conversion price of $10 per share upon the consummation of the Business Combination, (ii) the security interest with respect to such Note will be terminated and (iii) the maturity date thereunder will be subject to extension, and the Core Company Securityholders will provide their consent to such amendment. Immediately prior to the Closing of the Company Merger, the Core Company Securityholder will convert such Note into shares of the Company’s common stock, and such shares of the Company’s common stock will be converted into NewCo Class A Shares in the Company Merger in accordance with the BCA, and the Core Company Securityholder and the Company shall take all actions necessary or advisable to effect the foregoing, in each case in form and substance reasonably acceptable to the SPAC.

Section 4.06.       Certain New Rise MIPA Matters. The Core Company Securityholders agree to be bound by Section 5.1 of the Business Combination Agreement in respect of New Rise at all times prior to the consummation of the New Rise Acquisitions, and will not take the actions thereunder without the prior written consent of BHAC and the Company, in accordance with such Section 5.1.  The Core Company Securityholders will use reasonable best efforts to obtain all consents of third parties, under contracts entered into by New Rise or one of its subsidiaries, in connection with the consummation of the New Rise Acquisitions and the Business Combination and any such consent obtained in respect of the New Rise Acquisitions shall contemplate and permit the subsequent Business Combination in each case in form and substance reasonably agreed by BHAC and the Company.  Additionally, the Core Company Securityholders agree that notwithstanding anything to the contrary set forth in the New Rise MIPAs (including Section 5.12 thereof), the Company shall be entitled in its sole discretion as the sole member of New Rise, from and after the consummation of the New Rise Acquisitions, to appoint the manager of New Rise.

Section 4.07.      Registration Rights. Subject to the terms and conditions set forth in the Registration Rights Agreement, the Company shall use its commercially reasonable efforts to cause to be filed with the SEC a registration statement registering the resale of the Covered Shares (the initial registration statement and any other registration statement that may be filed pursuant to this Section 4.06, the “Registration Statement”) within 60 days after the Closing, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company shall advise the Core Company Securityholders upon the Registration Statement being declared effective by the SEC. The Core Company Securityholders shall be entitled to customary registration rights with respect to the Covered Shares, including the right to request that the Covered Shares be included in the Registration Statement, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.

Section 4.08.       Further Assurances. Each Core Company Securityholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by (a) the New Rise Acquisition Agreements, including the New Rise Acquisitions, and (b) the BCA and the Ancillary Documents, including the Business Combination, in each case, on the terms and subject to the conditions set forth therein as promptly as practicable following the date hereof.

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ARTICLE 5
 MISCELLANEOUS

Section 5.01.       Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Company Merger Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (a) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (b) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Agreement prior to such termination or expiration or fraud (c) terminate the obligations under Section 2.01(b).

Section 5.02.       No Agreement as Director. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect any Core Company Securityholder or any Affiliate or Representative of such Core Company Securityholder in his or her capacity as a director of the Company from acting (or not acting) in such capacity or voting in the capacity as a director in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this Agreement, or (b) be construed to prohibit, limit or restrict any Core Company Securityholder or any Affiliates or Representatives of such Core Company Securityholder from exercising fiduciary duties as a director of the Company solely in their capacity as such, and not acting in their capacity as a securityholder. Without limiting the foregoing, it is the intention of the parties hereto that this Agreement shall apply to the Core Company Securityholders solely in the Core Company Securityholders’ capacity as shareholders of the Company.

Section 5.03.        No Ownership Interest. The Core Company Securityholders have agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Core Company Securityholder’s Covered Shares shall remain vested in and belong to such Core Company Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company, the SPAC or NewCo any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.

Section 5.04.        Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight or international courier service, as follows:

if to Company:

XCF Global Capital, Inc.
160 Spear Street
San Francisco, CA 94105
Attention: Mihir Dange
Email: [***]

with a copy to (which shall not constitute notice):

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
Attention: Thomas Hanley; Christopher Connell
Email: [***]

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if to the SPAC or NewCo:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
Attn: Carl Stanton
E-mail: [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 02210022
Attn: Lauren M. Colasacco, P.C., Peter Seligson, P.C.
Email: [***]

and if to the Core Company Securityholders, to the address set forth on Schedule 1,

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 5.05.       Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 5.06.        Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Section 5.07.     Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, no Core Company Securityholder makes any express or implied representation or warranty with respect to such Core Company Securityholder or the Covered Shares, or otherwise.

Section 5.08.        Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

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(b)        The parties hereto each irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such party hereto is not personally subject to the jurisdiction of the courts as described in this Section 5.08(b) for any reason, (B) that such party hereto or such party hereto’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party hereto in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party hereto is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party hereto in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.04 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action

(c)         THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(B).

Section 5.09.       Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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Section 5.10.       Remedies. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 5.11.        Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.12.      Successors and Assigns; Third Party Beneficiaries. Other than by any Core Company Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, personal legal representatives, successors and permitted assigns. For the avoidance of doubt and without limiting the SPAC’s or NewCo’s rights hereunder, the SPAC and NewCo shall be a beneficiary of, and entitled to enforce, the rights of the Company hereunder.

Section 5.13.        Expenses. Except as otherwise expressly set forth in the BCA, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.14.        Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Core Company Securityholders may be made only against, the Core Company Securityholders (or in each case their respective Permitted Transferees), and (b) none of the Core Company Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith (other than any such Permitted Transferee).

Section 5.15.       Acknowledgment of Counsel. Each party to this Agreement other than the Company hereby (a) acknowledges that (i) Stradley Ronon Stevens & Young, LLP represents and serves as counsel for only the Company (and no other party to this Agreement) with respect to this Agreement, the BCA and the transactions contemplated hereby or thereby and (ii) such party has either sought the advice of their own counsel or has had the opportunity to seek their own counsel and has chosen not to do so, and (b) gives their informed consent to Stradley Ronon Stevens & Young, LLP’s representation of the Company in connection with this Agreement, the BCA and the transactions contemplated hereby or thereby.

Section 5.16.        Trust Account Waiver. Section 9.18 of the BCA is incorporated herein by reference mutatis mutandis.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

XCF GLOBAL CAPITAL, INC.

By:	/s/ Mihir Dange
Name: Mihir Dange
Title: Chief Executive Officer

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

By:	/s/ Randy Soule
Name: Randy Soule

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

RESC RENEWABLES HOLDINGS, LLC

By:	/s/ Randy Soule
Name: Randy Soule
Title: Authorized Signatory

Schedule 1

Exhibit A

Consent of Spouse

I, _____________________, spouse of [Name of Core Company Securityholder], have read and approved that certain Company Support Agreement (the “Agreement”), dated as of March 11, 2024, by and among XCF Global Capital, Inc., Focus Impact BH3 Acquisition Company, and the Core Company Securityholder. In consideration of the right of my spouse to participate in the transactions described in the Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Agreement insofar as I may have any rights under the community property laws of _______________ or similar laws relating to marital property in effect in the state, province and/or country of our residence as of the date of the signing of the foregoing Agreement.

Dated: March 11, 2024	By:
Name:

Exhibit 10.3

EXECUTION COPY

COMPANY SUPPORT AGREEMENT

THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among XCF Global Capital, Inc., a Nevada corporation (the “Company”), Focus Impact BH3 Acquisition Company, a Delaware corporation (the “SPAC”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the SPAC (“NewCo”), and the individual and/or entity whose names appear in the signature block to this Agreement (each, a “Core Company Securityholder” and, collectively, the “Core Company Securityholders”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC, NewCo and one or more acquisition entities are entering into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”), pursuant to which, among other things, (i) the SPAC will merge with and into Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1” and such transaction, the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, (ii) Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation of the Company Merger, (iii) as a result of the Company Merger, among other things, each share of common stock of the Company outstanding immediately prior to the Company Merger will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive shares of Class A common stock of NewCo (the “NewCo Common Stock”), and (iv) the shares of NewCo Common Stock will be listed on the Applicable Exchange;

WHEREAS, as a condition and inducement to the SPAC and NewCo entering into the BCA, the SPAC and NewCo have required that the securityholders of the Company (including the Core Company Securityholders) enter into an agreement in the form of this Agreement (each such agreement, a “Company Support Agreement”); and

WHEREAS, the board of directors of each of the Company, the SPAC and NewCo has authorized the entering into of the BCA and approved the execution and delivery of this Agreement and each other Company Support Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Company Support Agreement is a material inducement and condition to the Company’s, the SPAC’s and NewCo’s willingness to enter into the BCA.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
GENERAL

Section 1.01.       Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:

“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.

“Company Merger Effective Time” has the meaning set forth in the BCA.

“Core Company Securityholder Related Parties” means the Core Company Securityholders and their respective Affiliates.

“Covered Shares” means, with respect to a Core Company Securityholder, the specified Core Company Securityholder’s Existing Shares, together with (a) any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company (including, for the avoidance of doubt, any options, restricted stock units, convertible notes and warrants of the Company) and (b) prior to the consummation of the New Rise Acquisitions, the equity interests in New Rise, as well as any securities convertible into or exercisable or exchangeable for equity interests in New Rise), in each case, that such specified Core Company Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which such specified Core Company Securityholder has voting power (including, for the avoidance of doubt, any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company issued in connection with the closing of the New Rise Acquisitions). In addition, from and after the Company Merger Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the shares of NewCo Common Stock received by a Core Company Securityholder in the Business Combination or upon the exercise of any Covered Shares following the Effective Time (until the Expiration Time).

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.

“Existing Shares” means, with respect to a Core Company Securityholder, (a) the shares of the Company’s common stock, $0.001 par value per share, as well as any Equity Securities convertible into or exercisable or exchangeable for shares of common stock of the Company and (b) prior to the consummation of the New Rise Acquisitions, the equity interests in New Rise, as well as any securities convertible into or exercisable or exchangeable for equity interests in New Rise. The Core Company Securityholders’ Existing Shares are set forth on Schedule 1 of this Agreement.

“Expiration Time” means the earlier to occur of (a) the first date on which the Lock-up Period has expired and (b) such date and time as the BCA shall be terminated in accordance with Section 8.1 thereof.

“New Rise” means, collectively, New Rise Renewables, LLC, a Delaware limited liability company, and New Rise SAF Renewables Limited Liability Company, a Wyoming limited liability company.

“Permitted Transfer” means a Transfer of Covered Shares (a) in the case of an entity, to any affiliate of such entity or a distribution to the members or partners of such entity; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that all such permitted transferees must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto, and if such written agreement is not executed and delivered to the Company, the SPAC and NewCo, such Transfer shall not be a Permitted Transfer hereunder and shall be null and void.

“Transfer” means, directly or indirectly, to sell, transfer, gift, assign, pledge, Encumber, hypothecate, hedge or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, gift, assignment, pledge, Encumbrance, hypothecation, hedge or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2
VOTING

Section 2.01.         Agreement to Vote.

(a)        Each Core Company Securityholder hereby irrevocably and unconditionally agrees that during the period between the execution of this Agreement and the earlier of (i) the termination of the BCA in accordance with its terms and (ii) the Closing, at a meeting of the Company’s shareholders (the “Special Meeting”), and at any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of shareholders of the Company, such Core Company Securityholder shall, in each case to the fullest extent that the Covered Shares of such Core Company Securityholder are entitled to vote thereon or consent thereto:

(i)        appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and

(ii)        vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the BCA and approval of any other matters necessary or reasonably requested by NewCo, the Company and the SPAC in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the shareholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the shareholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a shareholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Company Securityholders contained in this Agreement; and (C) if a shareholder vote is required with respect thereto, against (1) any proposals that compete with the Business Combination or involve any other transaction, business combination with a Person other than the SPAC, NewCo or their respective Affiliates that is required or permitted to be submitted to a vote of the shareholders of the Company, (2) any other action, agreement or transaction involving the Company, New Rise or any of their respective Affiliates that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company of its obligations under the BCA or by any Core Company Securityholder of its obligations under this Agreement and (3) any proposal, action or agreement that would change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of the Company (other than, in the case of this clause (3), pursuant to the BCA or the Ancillary Documents and the transactions contemplated thereby); and

(iii)        to the extent necessary, consent to, and take any actions required with respect to, the conversion of its Covered Shares into the Per Share Company Merger Consideration in accordance with the BCA and the settlement of any other equity or equity-linked securities in a manner in accordance with the BCA, including the delivery of customary letters of transmittal or otherwise.

(b)          Each Core Company Securityholder hereby (i) waives, and agrees not to exercise or assert, any dissent, appraisal or similar rights in connection with the Business Combination and (ii) agrees (A) not to commence or participate in, and (B) to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.

(c)        The obligations of the Core Company Securityholders specified in this Section 2.01 shall apply whether or not (i) the Business Combination, the BCA or any action described above is recommended by the Board of Directors of the Company (or any committee thereof) or (ii) the Board of Directors of the Company has previously recommended the Business Combination, the BCA or any action described above and subsequently withdrawn or otherwise changed such recommendation.

Section 2.02.     No Inconsistent Agreements. Each Core Company Securityholder hereby covenants and agrees that, except for this Agreement, such Core Company Securityholder (a) has not entered into, and shall not enter into at any time prior to the Company Merger Effective Time, any voting agreement or voting trust with respect to the Covered Shares of such Core Company Securityholder, (b) has not granted, and shall not grant at any time prior to the Company Merger Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to the SPAC, NewCo and the Company delivered to the Company, directing that the Covered Shares of such Core Company Securityholder be voted in accordance with Section 2.01), consent or power of attorney (other than in the letter of transmittal being used in the Business Combination, if any) with respect to the Covered Shares of such Core Company Securityholder and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Core Company Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling such Core Company Securityholder from performing any of its covenants or obligations under this Agreement. Each Core Company Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Core Company Securityholder prior to the execution of this Agreement in respect of the voting of the Covered Shares of such Core Company Securityholder, if any, are not irrevocable and such Core Company Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Core Company Securityholder’s Covered Shares.

Section 2.03.         Proxy. Each Core Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by such Core Company Securityholder in accordance with Section 2.01 in connection with any vote of shareholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that such Core Company Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, such Core Company Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company, the SPAC, and NewCo to enter into the BCA and shall be irrevocable prior to the Effective Time, at which time any such proxy shall terminate and be released. Neither the Company, the SPAC, NewCo nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Each Core Company Securityholder hereby represents and warrants to the SPAC, NewCo and the Company as to, and only as to, such Core Company Securityholder as follows:

Section 3.01.      Authorization; Validity of Agreement. If such Core Company Securityholder is not an individual, such Core Company Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Core Company Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Core Company Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC, NewCo and the Company, constitutes a legal, valid and binding obligation of such Core Company Securityholder, enforceable against such Core Company Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If such Core Company Securityholder is married and such Core Company Securityholder’s Covered Shares constitute community property under applicable Law, a spousal consent in substantially the form attached hereto as Exhibit A has been duly executed and delivered by, and constitutes the valid and binding agreement of, such Core Company Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.02.         Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer in accordance with this Agreement, (a) such Core Company Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by such Core Company Securityholder from the date hereof through and at the Company Merger Effective Time will be, Beneficially Owned by such Core Company Securityholder, and (b) such Core Company Securityholder has good and valid title to such Core Company Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, or under applicable federal or state securities laws. Such Core Company Securityholder has and will have at all times through the Company Merger Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Core Company Securityholder’s Existing Shares, except with respect to any Existing Shares that are Transferred pursuant to a Permitted Transfer in accordance with this Agreement.  Such Core Company Securityholder does not have any entitlement to any shares or equity in the Company, other than the Existing Shares set forth on Schedule 1. Any promissory notes issued by the Company or any of its Subsidiaries to such Core Company Securityholder and convertible into Company Shares were converted into Company Shares (which Company Shares are set forth on Schedule 1) in full satisfaction of any obligations of the Company or any of its Subsidiaries under such promissory notes, and such promissory notes were cancelled and extinguished with no further consideration due thereunder.

Section 3.03.      No Violation. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its obligations under this Agreement will not, (a) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws, limited liability company operating agreement or other equivalent organizational documents of such Core Company Securityholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Core Company Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Core Company Securityholder is a party or by which such Core Company Securityholder or any of its, his or her properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.04.        Consents and Approvals. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its, his or her obligations under this Agreement and the consummation by such Core Company Securityholder of the transactions contemplated hereby will not, require such Core Company Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

Section 3.05.         Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Core Company Securityholder, threatened against or affecting such Core Company Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.06.          Reliance by the Company, the SPAC and NewCo. Such Core Company Securityholder understands and acknowledges that the Company, the SPAC and NewCo are entering into the BCA in reliance upon the execution and delivery of this Agreement by such Core Company Securityholder and the representations and warranties of such Core Company Securityholder contained herein. Such Core Company Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.

Section 3.07.        Adequate Information. Such Core Company Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC, NewCo and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as such Core Company Securityholder has deemed appropriate, made such Core Company Securityholder’s own analysis and decision to enter into this Agreement.

ARTICLE 4
OTHER COVENANTS

Section 4.01.        Prohibition on Transfers; Other Actions.

(a)         Each Core Company Securityholder agrees that, from the date hereof until the Company Merger Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder shall not (i) Transfer or permit the Transfer of such Core Company Securityholder’s Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, such Core Company Securityholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect such Core Company Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the termination of the BCA in accordance with its terms and the Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder (A) shall not request that the Company register the transfer (book-entry or otherwise) of any of such Core Company Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to the entry of stop transfer instructions by the Company with respect to any transfer of such Core Company Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer effected in accordance with the terms of this Agreement. Notwithstanding the foregoing, unless and until the Company or BHAC  obtains not less than $50,000,000 in additional financing following the execution and delivery of the BCA, a Core Company Securityholder may Transfer such Core Company Securityholder’s Covered Shares comprising such Core Company Securityholder’s direct or indirect equity interests in New Rise (including any securities convertible into or exercisable or exchangeable for direct or indirect equity interests in New Rise, the "New Rise Equity Interests"), in one or more transactions, in an aggregate amount of up to the lesser of (x) 15% of such Core Company Securityholder’s New Rise Equity Interests and (y) $50,000,000, and any such transfer(s) shall be considered a Permitted Transfer for all purposes of this Agreement; provided, however, that prior to any such Transfer (1) the Core Company Securityholder reasonably consults with the SPAC and the Company with respect to such Transfer, (2) the transferee must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto in form and substance reasonably acceptable to the SPAC and the Company and (3) the agreement between the Core Company Securityholder and the transferee include provisions, in form and substance reasonably acceptable to the Company and the SPAC, through which the transferee agrees to sell such acquired New Rise Equity Interests to the Company at the closing of the New Rise Acquisitions, and if the foregoing is not satisfied, such transfer shall not be considered a Permitted Transfer hereunder and shall be null and void ab initio.

(b)         With respect to ninety percent (90%) of the undersigned Core Company Securityholder’s Covered Shares (the “Lock-up Shares”), the Core Company Securityholder shall not Transfer, or permit any Transfer, of such Lock-Up Shares (unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement) until the earlier of (i) twelve (12) months after the completion of the Business Combination and (ii) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) shareholders having the right to exchange their securities for cash, securities or other property (the “Lock-up Period”). Notwithstanding the foregoing, if, subsequent to the Business Combination, the closing price of the shares of NewCo Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, such Lock-up Shares shall be released from such lock-up. Notwithstanding the foregoing, with respect to the Lock-up Shares, the Core Company Securityholder may Transfer, or permit a Transfer of, such Lock-up Shares according to the following schedule: (i) on or after ninety (90) days following the first quarterly earnings release published following the completion of the Business Combination, ten percent (10%) of the Lock-up Shares; (ii) on or after one hundred eighty (180) days following the closing date of the Business Combination,  thirty percent (30%) of the Lock-up Shares; and (iii) on or after three hundred sixty (360) days following the closing date of the Business Combination, sixty percent (60%) of the Lock-up Shares.

Section 4.02.        Dividends, Distributions, Etc. In the event of any change in the shares of the Company, the SPAC or NewCo, as the case may be, by reason of any reclassification, recapitalization, reorganization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any dividend or distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.03.      Notice of Acquisitions. Each Core Company Securityholder agrees to notify the SPAC, NewCo and the Company as promptly as reasonably practicable of the number of any additional shares of the Company or other Equity Securities convertible into or exercisable or exchangeable for shares of the Company of which such Core Company Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Effective Time.

Section 4.04.       Waiver of New Rise Reversion Option; Termination Date.  Each Core Company Securityholder acknowledges and agrees that the date set forth in Section 9.01(c)(ii) and the “Change of Control Deadline” set forth in Section 9.03 of each of (a) that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and between the Company and RESC Renewables Holdings, LLC, a Nevada limited liability company (“RESC Renewable Holdings”), and (b) that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and among the Company, Randy Soule and GL Part I SPV, LLC, a Wyoming limited liability company (the foregoing clauses (a) and (b), collectively, the “New Rise Acquisition Agreements”), shall be extended to the Termination Date (as defined in the BCA, as may be extended by the parties to the BCA).  Each Core Company Securityholder waives any right arising under or in connection with Section 9.03 of each New Rise Acquisition Agreement as a result of a Change of Control Transaction (as defined in the applicable New Rise Acquisition Agreement) not being effectuated by April 30, 2024 or any other certain date.

Section 4.05.         [Intentionally Omitted].

Section 4.06.       Certain New Rise MIPA Matters. The Core Company Securityholders agree to be bound by Section 5.1 of the Business Combination Agreement in respect of New Rise at all times prior to the consummation of the New Rise Acquisitions, and will not take the actions thereunder without the prior written consent of BHAC and the Company, in accordance with such Section 5.1.  The Core Company Securityholders will use reasonable best efforts to obtain all consents of third parties, under contracts entered into by New Rise or one of its subsidiaries, in connection with the consummation of the New Rise Acquisitions and the Business Combination and any such consent obtained in respect of the New Rise Acquisitions shall contemplate and permit the subsequent Business Combination in each case in form and substance reasonably agreed by BHAC and the Company.  Additionally, the Core Company Securityholders agree that notwithstanding anything to the contrary set forth in the New Rise MIPAs (including Section 5.12 thereof), the Company shall be entitled in its sole discretion as the sole member of New Rise, from and after the consummation of the New Rise Acquisitions, to appoint the manager of New Rise.

Section 4.07.        Registration Rights. Subject to the terms and conditions set forth in the Registration Rights Agreement, the Company shall use its commercially reasonable efforts to cause to be filed with the SEC a registration statement registering the resale of the Covered Shares (the initial registration statement and any other registration statement that may be filed pursuant to this Section 4.06, the “Registration Statement”) within 60 days after the Closing, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company shall advise the Core Company Securityholders upon the Registration Statement being declared effective by the SEC. The Core Company Securityholders shall be entitled to customary registration rights with respect to the Covered Shares, including the right to request that the Covered Shares be included in the Registration Statement, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.

Section 4.08.        Further Assurances. Each Core Company Securityholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by (a) the New Rise Acquisition Agreements, including the New Rise Acquisitions, and (b) the BCA and the Ancillary Documents, including the Business Combination, in each case, on the terms and subject to the conditions set forth therein as promptly as practicable following the date hereof.

ARTICLE 5
MISCELLANEOUS

Section 5.01.        Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Company Merger Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (a) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (b) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Agreement prior to such termination or expiration or fraud (c) terminate the obligations under Section 2.01(b).

Section 5.02.       No Agreement as Director. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect any Core Company Securityholder or any Affiliate or Representative of such Core Company Securityholder in his or her capacity as a director of the Company from acting (or not acting) in such capacity or voting in the capacity as a director in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this Agreement, or (b) be construed to prohibit, limit or restrict any Core Company Securityholder or any Affiliates or Representatives of such Core Company Securityholder from exercising fiduciary duties as a director of the Company solely in their capacity as such, and not acting in their capacity as a securityholder. Without limiting the foregoing, it is the intention of the parties hereto that this Agreement shall apply to the Core Company Securityholders solely in the Core Company Securityholders’ capacity as shareholders of the Company.

Section 5.03.        No Ownership Interest. The Core Company Securityholders have agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Core Company Securityholder’s Covered Shares shall remain vested in and belong to such Core Company Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company, the SPAC or NewCo any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.

Section 5.04.        Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight or international courier service, as follows:

if to Company:

XCF Global Capital, Inc.
160 Spear Street
San Francisco, CA 94105
Attention: Mihir Dange
Email: [***]

with a copy to (which shall not constitute notice):

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
Attention: Thomas Hanley; Christopher Connell
Email: [***]

if to the SPAC or NewCo:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
Attn: Carl Stanton
E-mail: [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 02210022
Attn: Lauren M. Colasacco, P.C., Peter Seligson, P.C.
Email: [***]

and if to the Core Company Securityholders, to the address set forth on Schedule 1,

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 5.05.      Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 5.06.        Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Section 5.07.        Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, no Core Company Securityholder makes any express or implied representation or warranty with respect to such Core Company Securityholder or the Covered Shares, or otherwise.

Section 5.08.         Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(b)          The parties hereto each irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such party hereto is not personally subject to the jurisdiction of the courts as described in this Section 5.08(b) for any reason, (B) that such party hereto or such party hereto’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party hereto in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party hereto is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party hereto in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.04 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action

(c)         THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(B).

Section 5.09.       Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 5.10.       Remedies. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 5.11.         Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.12.       Successors and Assigns; Third Party Beneficiaries. Other than by any Core Company Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, personal legal representatives, successors and permitted assigns. For the avoidance of doubt and without limiting the SPAC’s or NewCo’s rights hereunder, the SPAC and NewCo shall be a beneficiary of, and entitled to enforce, the rights of the Company hereunder.

Section 5.13.      Expenses. Except as otherwise expressly set forth in the BCA, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.14.       Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Core Company Securityholders may be made only against, the Core Company Securityholders (or in each case their respective Permitted Transferees), and (b) none of the Core Company Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith (other than any such Permitted Transferee).

Section 5.15.       Acknowledgment of Counsel. Each party to this Agreement other than the Company hereby (a) acknowledges that (i) Stradley Ronon Stevens & Young, LLP represents and serves as counsel for only the Company (and no other party to this Agreement) with respect to this Agreement, the BCA and the transactions contemplated hereby or thereby and (ii) such party has either sought the advice of their own counsel or has had the opportunity to seek their own counsel and has chosen not to do so, and (b) gives their informed consent to Stradley Ronon Stevens & Young, LLP’s representation of the Company in connection with this Agreement, the BCA and the transactions contemplated hereby or thereby.

Section 5.16.          Trust Account Waiver. Section 9.18 of the BCA is incorporated herein by reference mutatis mutandis.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

XCF GLOBAL CAPITAL, INC.

By:	/s/ Mihir Dange
Name: Mihir Dange
Title: Chief Executive Officer

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

GL PART SPV I, LLC

By:	/s/ Majique Ladnier
Name: Majique Ladnier
Title: Sole Member

[Signature Page to Company Support Agreement]

Schedule 1

Exhibit A

Consent of Spouse

I, _____________________, spouse of [Name of Core Company Securityholder], have read and approved that certain Company Support Agreement (the “Agreement”), dated as of March 11, 2024, by and among XCF Global Capital, Inc., Focus Impact BH3 Acquisition Company, and the Core Company Securityholder. In consideration of the right of my spouse to participate in the transactions described in the Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Agreement insofar as I may have any rights under the community property laws of _______________ or similar laws relating to marital property in effect in the state, province and/or country of our residence as of the date of the signing of the foregoing Agreement.

Dated: March 11, 2024	By:
Name:

Exhibit 10.4

COMPANY SUPPORT AGREEMENT
THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among XCF Global Capital, Inc., a Nevada corporation (the “Company”), Focus Impact BH3 Acquisition Company, a Delaware corporation (the “SPAC”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the SPAC (“NewCo”), and the individual and/or entity whose names appear in the signature block to this Agreement (each, a “Core Company Securityholder” and, collectively, the “Core Company Securityholders”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC, NewCo and one or more acquisition entities are entering into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”), pursuant to which, among other things, (i) the SPAC will merge with and into Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1” and such transaction, the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, (ii) Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation of the Company Merger, (iii) as a result of the Company Merger, among other things, each share of common stock of the Company outstanding immediately prior to the Company Merger will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive shares of Class A common stock of NewCo (the “NewCo Common Stock”), and (iv) the shares of NewCo Common Stock will be listed on the Applicable Exchange;
WHEREAS, as a condition and inducement to the SPAC and NewCo entering into the BCA, the SPAC and NewCo have required that the securityholders of the Company (including the Core Company Securityholders) enter into an agreement in the form of this Agreement (each such agreement, a “Company Support Agreement”); and
WHEREAS, the board of directors of each of the Company, the SPAC and NewCo has authorized the entering into of the BCA and approved the execution and delivery of this Agreement and each other Company Support Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Company Support Agreement is a material inducement and condition to the Company’s, the SPAC’s and NewCo’s willingness to enter into the BCA.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
GENERAL
Section 1.01.                          Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:
“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.

“Company Merger Effective Time” has the meaning set forth in the BCA.
“Core Company Securityholder Related Parties” means the Core Company Securityholders and their respective Affiliates.
“Covered Shares” means, with respect to a Core Company Securityholder, the specified Core Company Securityholder’s Existing Shares, together with any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company (including, for the avoidance of doubt, any options, restricted stock units, convertible notes and warrants of the Company), in each case, that such specified Core Company Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which such specified Core Company Securityholder has voting power (including, for the avoidance of doubt, any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company issued in connection with the closing of the New Rise Acquisitions). In addition, from and after the Company Merger Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the shares of NewCo Common Stock received by a Core Company Securityholder in the Business Combination or upon the exercise of any Covered Shares following the Effective Time (until the Expiration Time).
“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.
“Existing Shares” means, with respect to a Core Company Securityholder, the shares of the Company’s common stock, $0.001 par value per share, as well as any Equity Securities convertible into or exercisable or exchangeable for shares of common stock of the Company. The Core Company Securityholders’ Existing Shares are set forth on Schedule 1 of this Agreement.
“Expiration Time” means the earlier to occur of (a) the first date on which the Lock-up Period has expired and (b) such date and time as the BCA shall be terminated in accordance with Section 8.1 thereof.
“New Rise” means, collectively, New Rise Renewables, LLC, a Delaware limited liability company, and New Rise SAF Renewables Limited Liability Company, a Nevada limited liability company.
“Permitted Transfer” means a Transfer of Covered Shares (a) in the case of an entity, to any affiliate of such entity or a distribution to the members or partners of such entity; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that all such permitted transferees must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto, and if such written agreement is not executed and delivered to the Company, the SPAC and NewCo, such Transfer shall not be a Permitted Transfer hereunder and shall be null and void.

“Transfer” means, directly or indirectly, to sell, transfer, gift, assign, pledge, Encumber, hypothecate, hedge or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, gift, assignment, pledge, Encumbrance, hypothecation, hedge or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).
ARTICLE 2
VOTING
Section 2.01.                          Agreement to Vote.
(a)            Each Core Company Securityholder hereby irrevocably and unconditionally agrees that during the period between the execution of this Agreement and the earlier of (i) the termination of the BCA in accordance with its terms and (ii) the Closing, at a meeting of the Company’s shareholders (the “Special Meeting”), and at any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of shareholders of the Company, such Core Company Securityholder shall, in each case to the fullest extent that the Covered Shares of such Core Company Securityholder are entitled to vote thereon or consent thereto:
(i)            appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and
(ii)           vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the BCA and approval of any other matters necessary or reasonably requested by NewCo, the Company and the SPAC in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the shareholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the shareholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a shareholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Company Securityholders contained in this Agreement; and (C) if a shareholder vote is required with respect thereto, against (1) any proposals that compete with the Business Combination or involve any other transaction, business combination with a Person other than the SPAC, NewCo or their respective Affiliates that is required or permitted to be submitted to a vote of the shareholders of the Company, (2) any other action, agreement or transaction involving the Company or any of its Affiliates that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company of its obligations under the BCA or by any Core Company Securityholder of its obligations under this Agreement and (3) any proposal, action or agreement that would change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of the Company (other than, in the case of this clause (3), pursuant to the BCA or the Ancillary Documents and the transactions contemplated thereby); and

(iii)          to the extent necessary, consent to, and take any actions required with respect to, the conversion of its Covered Shares into the Per Share Company Merger Consideration in accordance with the BCA and the settlement of any other equity or equity-linked securities in a manner in accordance with the BCA, including the delivery of customary letters of transmittal or otherwise.
(b)            Each Core Company Securityholder hereby (i) waives, and agrees not to exercise or assert, any dissent, appraisal or similar rights in connection with the Business Combination and (ii) agrees (A) not to commence or participate in, and (B) to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.
(c)            The obligations of the Core Company Securityholders specified in this Section 2.01 shall apply whether or not (i) the Business Combination, the BCA or any action described above is recommended by the Board of Directors of the Company (or any committee thereof) or (ii) the Board of Directors of the Company has previously recommended the Business Combination, the BCA or any action described above and subsequently withdrawn or otherwise changed such recommendation.
Section 2.02.                          No Inconsistent Agreements. Each Core Company Securityholder hereby covenants and agrees that, except for this Agreement, such Core Company Securityholder (a) has not entered into, and shall not enter into at any time prior to the Company Merger Effective Time, any voting agreement or voting trust with respect to the Covered Shares of such Core Company Securityholder, (b) has not granted, and shall not grant at any time prior to the Company Merger Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to the SPAC, NewCo and the Company delivered to the Company, directing that the Covered Shares of such Core Company Securityholder be voted in accordance with Section 2.01), consent or power of attorney (other than in the letter of transmittal being used in the Business Combination, if any) with respect to the Covered Shares of such Core Company Securityholder and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Core Company Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling such Core Company Securityholder from performing any of its covenants or obligations under this Agreement. Each Core Company Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Core Company Securityholder prior to the execution of this Agreement in respect of the voting of the Covered Shares of such Core Company Securityholder, if any, are not irrevocable and such Core Company Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Core Company Securityholder’s Covered Shares.

Section 2.03.                          Proxy. Each Core Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by such Core Company Securityholder in accordance with Section 2.01 in connection with any vote of shareholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that such Core Company Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, such Core Company Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company, the SPAC, and NewCo to enter into the BCA and shall be irrevocable prior to the Effective Time, at which time any such proxy shall terminate and be released. Neither the Company, the SPAC, NewCo nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Each Core Company Securityholder hereby represents and warrants to the SPAC, NewCo and the Company as to, and only as to, such Core Company Securityholder as follows:
Section 3.01.                          Authorization; Validity of Agreement. If such Core Company Securityholder is not an individual, such Core Company Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Core Company Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Core Company Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC, NewCo and the Company, constitutes a legal, valid and binding obligation of such Core Company Securityholder, enforceable against such Core Company Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If such Core Company Securityholder is married and such Core Company Securityholder’s Covered Shares constitute community property under applicable Law, a spousal consent in substantially the form attached hereto as Exhibit A has been duly executed and delivered by, and constitutes the valid and binding agreement of, such Core Company Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 3.02.                          Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer in accordance with this Agreement, (a) such Core Company Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by such Core Company Securityholder from the date hereof through and at the Company Merger Effective Time will be, Beneficially Owned by such Core Company Securityholder, and (b) such Core Company Securityholder has good and valid title to such Core Company Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, or under applicable federal or state securities laws. Such Core Company Securityholder has and will have at all times through the Company Merger Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Core Company Securityholder’s Existing Shares, except with respect to any Existing Shares that are Transferred pursuant to a Permitted Transfer in accordance with this Agreement.  Such Core Company Securityholder does not have any entitlement to any shares or equity in the Company, other than the Existing Shares set forth on Schedule 1. Any promissory notes issued by the Company or any of its Subsidiaries to such Core Company Securityholder and convertible into Company Shares were converted into Company Shares (which Company Shares are set forth on Schedule 1) in full satisfaction of any obligations of the Company or any of its Subsidiaries under such promissory notes, and such promissory notes were cancelled and extinguished with no further consideration due thereunder.

Section 3.03.                          No Violation. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its obligations under this Agreement will not, (a) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws, limited liability company operating agreement or other equivalent organizational documents of such Core Company Securityholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Core Company Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Core Company Securityholder is a party or by which such Core Company Securityholder or any of its, his or her properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.04.                     Consents and Approvals. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its, his or her obligations under this Agreement and the consummation by such Core Company Securityholder of the transactions contemplated hereby will not, require such Core Company Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
Section 3.05.                         Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Core Company Securityholder, threatened against or affecting such Core Company Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.06.                          Reliance by the Company, the SPAC and NewCo. Such Core Company Securityholder understands and acknowledges that the Company, the SPAC and NewCo are entering into the BCA in reliance upon the execution and delivery of this Agreement by such Core Company Securityholder and the representations and warranties of such Core Company Securityholder contained herein. Such Core Company Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.

Section 3.07.                          Adequate Information. Such Core Company Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC, NewCo and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as such Core Company Securityholder has deemed appropriate, made such Core Company Securityholder’s own analysis and decision to enter into this Agreement.
ARTICLE 4
OTHER COVENANTS
Section 4.01.                          Prohibition on Transfers; Other Actions.
(a)            Each Core Company Securityholder agrees that, from the date hereof until the Company Merger Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder shall not (i) Transfer or permit the Transfer of such Core Company Securityholder’s Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, such Core Company Securityholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect such Core Company Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the termination of the BCA in accordance with its terms and the Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder (A) shall not request that the Company register the transfer (book-entry or otherwise) of any of such Core Company Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to the entry of stop transfer instructions by the Company with respect to any transfer of such Core Company Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer effected in accordance with the terms of this Agreement.
(b)            With respect to ninety percent (90%) of the undersigned Core Company Securityholder’s Covered Shares (the “Lock-up Shares”), the Core Company Securityholder shall not Transfer, or permit any Transfer, of such Lock-Up Shares (unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement) until the earlier of (i) twelve (12) months after the completion of the Business Combination and (ii) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) shareholders having the right to exchange their securities for cash, securities or other property (the “Lock-up Period”). Notwithstanding the foregoing, if, subsequent to the Business Combination, the closing price of the shares of NewCo Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, such Lock-up Shares shall be released from such lock-up. Notwithstanding the foregoing, with respect to the Lock-up Shares, the Core Company Securityholder may Transfer, or permit a Transfer of, such Lock-up Shares according to the following schedule: (i) on or after ninety (90) days following the first quarterly earnings release published following the completion of the Business Combination, ten percent (10%) of the Lock-up Shares; (ii) on or after one hundred eighty (180) days following the closing date of the Business Combination,  thirty percent (30%) of the Lock-up Shares; and (iii) on or after three hundred sixty (360) days following the closing date of the Business Combination, sixty percent (60%) of the Lock-up Shares.

Section 4.02.                          Dividends, Distributions, Etc. In the event of any change in the shares of the Company, the SPAC or NewCo, as the case may be, by reason of any reclassification, recapitalization, reorganization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any dividend or distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
Section 4.03.                          Notice of Acquisitions. Each Core Company Securityholder agrees to notify the SPAC, NewCo and the Company as promptly as reasonably practicable of the number of any additional shares of the Company or other Equity Securities convertible into or exercisable or exchangeable for shares of the Company of which such Core Company Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Effective Time.
Section 4.04.                          [Intentionally Omitted].
Section 4.05.                          [Intentionally Omitted].
Section 4.06.                          Registration Rights. Subject to the terms and conditions set forth in the Registration Rights Agreement, the Company shall use its commercially reasonable efforts to cause to be filed with the SEC a registration statement registering the resale of the Covered Shares (the initial registration statement and any other registration statement that may be filed pursuant to this Section 4.06, the “Registration Statement”) within 60 days after the Closing, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company shall advise the Core Company Securityholders upon the Registration Statement being declared effective by the SEC. The Core Company Securityholders shall be entitled to customary registration rights with respect to the Covered Shares, including the right to request that the Covered Shares be included in the Registration Statement, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.
Section 4.07.                          Further Assurances. Each Core Company Securityholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by the BCA and the Ancillary Documents, including the Business Combination, in each case, on the terms and subject to the conditions set forth therein as promptly as practicable following the date hereof.

ARTICLE 5
MISCELLANEOUS
Section 5.01.                          Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Company Merger Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (a) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (b) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Agreement prior to such termination or expiration or fraud (c) terminate the obligations under Section 2.01(b).
Section 5.02.                        No Agreement as Director. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect any Core Company Securityholder or any Affiliate or Representative of such Core Company Securityholder in his or her capacity as a director of the Company from acting (or not acting) in such capacity or voting in the capacity as a director in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this Agreement, or (b) be construed to prohibit, limit or restrict any Core Company Securityholder or any Affiliates or Representatives of such Core Company Securityholder from exercising fiduciary duties as a director of the Company solely in their capacity as such, and not acting in their capacity as a securityholder. Without limiting the foregoing, it is the intention of the parties hereto that this Agreement shall apply to the Core Company Securityholders solely in the Core Company Securityholders’ capacity as shareholders of the Company.
Section 5.03.                          No Ownership Interest. The Core Company Securityholders have agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Core Company Securityholder’s Covered Shares shall remain vested in and belong to such Core Company Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company, the SPAC or NewCo any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.
Section 5.04.                          Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight or international courier service, as follows:
if to Company:
XCF Global Capital, Inc.
160 Spear Street
San Francisco, CA 94105
Attention: Mihir Dange
Email: [***]

with a copy to (which shall not constitute notice):

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
Attention: Thomas Hanley; Christopher Connell
Email: [***]

if to the SPAC or NewCo:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
Attn: Carl Stanton
E-mail: [***]

with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 02210022
Attn: Lauren M. Colasacco, P.C., Peter Seligson, P.C.
Email: [***]

and if to the Core Company Securityholders, to the address set forth on Schedule 1,

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 5.05.                          Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
Section 5.06.                          Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.
Section 5.07.                          Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, no Core Company Securityholder makes any express or implied representation or warranty with respect to such Core Company Securityholder or the Covered Shares, or otherwise.
Section 5.08.                          Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(b)            The parties hereto each irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such party hereto is not personally subject to the jurisdiction of the courts as described in this Section 5.08(b) for any reason, (B) that such party hereto or such party hereto’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party hereto in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party hereto is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party hereto in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.04 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action
(c)            THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(B).
Section 5.09.                          Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 5.10.                        Remedies. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 5.11.                         Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 5.12.                      Successors and Assigns; Third Party Beneficiaries. Other than by any Core Company Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, personal legal representatives, successors and permitted assigns. For the avoidance of doubt and without limiting the SPAC’s or NewCo’s rights hereunder, the SPAC and NewCo shall be a beneficiary of, and entitled to enforce, the rights of the Company hereunder.
Section 5.13.                          Expenses. Except as otherwise expressly set forth in the BCA, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.14.                         Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Core Company Securityholders may be made only against, the Core Company Securityholders (or in each case their respective Permitted Transferees), and (b) none of the Core Company Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith (other than any such Permitted Transferee).
Section 5.15.                         Acknowledgment of Counsel. Each party to this Agreement other than the Company hereby (a) acknowledges that (i) Stradley Ronon Stevens & Young, LLP represents and serves as counsel for only the Company (and no other party to this Agreement) with respect to this Agreement, the BCA and the transactions contemplated hereby or thereby and (ii) such party has either sought the advice of their own counsel or has had the opportunity to seek their own counsel and has chosen not to do so, and (b) gives their informed consent to Stradley Ronon Stevens & Young, LLP’s representation of the Company in connection with this Agreement, the BCA and the transactions contemplated hereby or thereby.
Section 5.16.                         Trust Account Waiver. Section 9.18 of the BCA is incorporated herein by reference mutatis mutandis.
[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.
XCF GLOBAL CAPITAL, INC.

By:
Name:
Title:

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:
Name:
Title:

FOCUS IMPACT BH3 NEWCO, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.
CORE COMPANY SECURITYHOLDERS:

[ ]

By:
Name:
Title:

Schedule 1

Exhibit A

Consent of Spouse
I, _____________________, spouse of [Name of Core Company Securityholder], have read and approved that certain Company Support Agreement (the “Agreement”), dated as of March 11, 2024, by and among XCF Global Capital, Inc., Focus Impact BH3 Acquisition Company, and the Core Company Securityholder. In consideration of the right of my spouse to participate in the transactions described in the Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Agreement insofar as I may have any rights under the community property laws of _______________ or similar laws relating to marital property in effect in the state, province and/or country of our residence as of the date of the signing of the foregoing Agreement.
Dated: March 11, 2024	By:
Name:

Exhibit 10.5

EXECUTION COPY

COMPANY SUPPORT AGREEMENT

THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among XCF Global Capital, Inc., a Nevada corporation (the “Company”), Focus Impact BH3 Acquisition Company, a Delaware corporation (the “SPAC”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the SPAC (“NewCo”), and the individual and/or entity whose names appear in the signature block to this Agreement (each, a “Core Company Securityholder” and, collectively, the “Core Company Securityholders”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC, NewCo and one or more acquisition entities are entering into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”), pursuant to which, among other things, (i) the SPAC will merge with and into Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1” and such transaction, the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, (ii) Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation of the Company Merger, (iii) as a result of the Company Merger, among other things, each share of common stock of the Company outstanding immediately prior to the Company Merger will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive shares of Class A common stock of NewCo (the “NewCo Common Stock”), and (iv) the shares of NewCo Common Stock will be listed on the Applicable Exchange;

WHEREAS, as a condition and inducement to the SPAC and NewCo entering into the BCA, the SPAC and NewCo have required that the securityholders of the Company (including the Core Company Securityholders) enter into an agreement in the form of this Agreement (each such agreement, a “Company Support Agreement”); and

WHEREAS, the board of directors of each of the Company, the SPAC and NewCo has authorized the entering into of the BCA and approved the execution and delivery of this Agreement and each other Company Support Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Company Support Agreement is a material inducement and condition to the Company’s, the SPAC’s and NewCo’s willingness to enter into the BCA.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
GENERAL

Section 1.01.       Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:

“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.

1

“Company Merger Effective Time” has the meaning set forth in the BCA.

“Core Company Securityholder Related Parties” means the Core Company Securityholders and their respective Affiliates.

“Covered Shares” means, with respect to a Core Company Securityholder, the specified Core Company Securityholder’s Existing Shares, together with any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company (including, for the avoidance of doubt, any options, restricted stock units, convertible notes and warrants of the Company), in each case, that such specified Core Company Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which such specified Core Company Securityholder has voting power (including, for the avoidance of doubt, any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company issued in connection with the closing of the New Rise Acquisitions). In addition, from and after the Company Merger Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the shares of NewCo Common Stock received by a Core Company Securityholder in the Business Combination or upon the exercise of any Covered Shares following the Effective Time (until the Expiration Time).

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.

“Existing Shares” means, with respect to a Core Company Securityholder, the shares of the Company’s common stock, $0.001 par value per share, as well as any Equity Securities convertible into or exercisable or exchangeable for shares of common stock of the Company. The Core Company Securityholders’ Existing Shares are set forth on Schedule 1 of this Agreement.

“Expiration Time” means the earlier to occur of (a) the first date on which the Lock-up Period has expired and (b) such date and time as the BCA shall be terminated in accordance with Section 8.1 thereof.

“New Rise” means, collectively, New Rise Renewables, LLC, a Delaware limited liability company, and New Rise SAF Renewables Limited Liability Company, a Wyoming limited liability company.

“Permitted Transfer” means a Transfer of Covered Shares (a) in the case of an entity, to any affiliate of such entity or a distribution to the members or partners of such entity; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that all such permitted transferees must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto, and if such written agreement is not executed and delivered to the Company, the SPAC and NewCo, such Transfer shall not be a Permitted Transfer hereunder and shall be null and void.

“Transfer” means, directly or indirectly, to sell, transfer, gift, assign, pledge, Encumber, hypothecate, hedge or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, gift, assignment, pledge, Encumbrance, hypothecation, hedge or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

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ARTICLE 2
VOTING

Section 2.01.        Agreement to Vote.

(a)         Each Core Company Securityholder hereby irrevocably and unconditionally agrees that during the period between the execution of this Agreement and the earlier of (i) the termination of the BCA in accordance with its terms and (ii) the Closing, at a meeting of the Company’s shareholders (the “Special Meeting”), and at any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of shareholders of the Company, such Core Company Securityholder shall, in each case to the fullest extent that the Covered Shares of such Core Company Securityholder are entitled to vote thereon or consent thereto:

(i)        appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and

(ii)         vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the BCA and approval of any other matters necessary or reasonably requested by NewCo, the Company and the SPAC in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the shareholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the shareholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a shareholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Company Securityholders contained in this Agreement; and (C) if a shareholder vote is required with respect thereto, against (1) any proposals that compete with the Business Combination or involve any other transaction, business combination with a Person other than the SPAC, NewCo or their respective Affiliates that is required or permitted to be submitted to a vote of the shareholders of the Company, (2) any other action, agreement or transaction involving the Company or any of its Affiliates that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company of its obligations under the BCA or by any Core Company Securityholder of its obligations under this Agreement and (3) any proposal, action or agreement that would change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of the Company (other than, in the case of this clause (3), pursuant to the BCA or the Ancillary Documents and the transactions contemplated thereby); and

(iii)        to the extent necessary, consent to, and take any actions required with respect to, the conversion of its Covered Shares into the Per Share Company Merger Consideration in accordance with the BCA and the settlement of any other equity or equity-linked securities in a manner in accordance with the BCA, including the delivery of customary letters of transmittal or otherwise.

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(b)        Each Core Company Securityholder hereby (i) waives, and agrees not to exercise or assert, any dissent, appraisal or similar rights in connection with the Business Combination and (ii) agrees (A) not to commence or participate in, and (B) to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.

(c)          The obligations of the Core Company Securityholders specified in this Section 2.01 shall apply whether or not (i) the Business Combination, the BCA or any action described above is recommended by the Board of Directors of the Company (or any committee thereof) or (ii) the Board of Directors of the Company has previously recommended the Business Combination, the BCA or any action described above and subsequently withdrawn or otherwise changed such recommendation.

Section 2.02.     No Inconsistent Agreements. Each Core Company Securityholder hereby covenants and agrees that, except for this Agreement, such Core Company Securityholder (a) has not entered into, and shall not enter into at any time prior to the Company Merger Effective Time, any voting agreement or voting trust with respect to the Covered Shares of such Core Company Securityholder, (b) has not granted, and shall not grant at any time prior to the Company Merger Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to the SPAC, NewCo and the Company delivered to the Company, directing that the Covered Shares of such Core Company Securityholder be voted in accordance with Section 2.01), consent or power of attorney (other than in the letter of transmittal being used in the Business Combination, if any) with respect to the Covered Shares of such Core Company Securityholder and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Core Company Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling such Core Company Securityholder from performing any of its covenants or obligations under this Agreement. Each Core Company Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Core Company Securityholder prior to the execution of this Agreement in respect of the voting of the Covered Shares of such Core Company Securityholder, if any, are not irrevocable and such Core Company Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Core Company Securityholder’s Covered Shares.

Section 2.03.       Proxy. Each Core Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by such Core Company Securityholder in accordance with Section 2.01 in connection with any vote of shareholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that such Core Company Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, such Core Company Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company, the SPAC, and NewCo to enter into the BCA and shall be irrevocable prior to the Effective Time, at which time any such proxy shall terminate and be released. Neither the Company, the SPAC, NewCo nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Each Core Company Securityholder hereby represents and warrants to the SPAC, NewCo and the Company as to, and only as to, such Core Company Securityholder as follows:

Section 3.01.      Authorization; Validity of Agreement. If such Core Company Securityholder is not an individual, such Core Company Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Core Company Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Core Company Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC, NewCo and the Company, constitutes a legal, valid and binding obligation of such Core Company Securityholder, enforceable against such Core Company Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If such Core Company Securityholder is married and such Core Company Securityholder’s Covered Shares constitute community property under applicable Law, a spousal consent in substantially the form attached hereto as Exhibit A has been duly executed and delivered by, and constitutes the valid and binding agreement of, such Core Company Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.02.       Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer in accordance with this Agreement, (a) such Core Company Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by such Core Company Securityholder from the date hereof through and at the Company Merger Effective Time will be, Beneficially Owned by such Core Company Securityholder, and (b) such Core Company Securityholder has good and valid title to such Core Company Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, or under applicable federal or state securities laws. Such Core Company Securityholder has and will have at all times through the Company Merger Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Core Company Securityholder’s Existing Shares, except with respect to any Existing Shares that are Transferred pursuant to a Permitted Transfer in accordance with this Agreement.  Such Core Company Securityholder does not have any entitlement to any shares or equity in the Company, other than the Existing Shares set forth on Schedule 1.

Section 3.03.       No Violation. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its obligations under this Agreement will not, (a) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws, limited liability company operating agreement or other equivalent organizational documents of such Core Company Securityholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Core Company Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Core Company Securityholder is a party or by which such Core Company Securityholder or any of its, his or her properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

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Section 3.04.       Consents and Approvals. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its, his or her obligations under this Agreement and the consummation by such Core Company Securityholder of the transactions contemplated hereby will not, require such Core Company Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

Section 3.05.    Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Core Company Securityholder, threatened against or affecting such Core Company Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.06.      Reliance by the Company, the SPAC and NewCo. Such Core Company Securityholder understands and acknowledges that the Company, the SPAC and NewCo are entering into the BCA in reliance upon the execution and delivery of this Agreement by such Core Company Securityholder and the representations and warranties of such Core Company Securityholder contained herein. Such Core Company Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.

Section 3.07.     Adequate Information. Such Core Company Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC, NewCo and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as such Core Company Securityholder has deemed appropriate, made such Core Company Securityholder’s own analysis and decision to enter into this Agreement.

ARTICLE 4
OTHER COVENANTS

Section 4.01.         Prohibition on Transfers; Other Actions.

(a)          Each Core Company Securityholder agrees that, from the date hereof until the Company Merger Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder shall not (i) Transfer or permit the Transfer of such Core Company Securityholder’s Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, such Core Company Securityholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect such Core Company Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the termination of the BCA in accordance with its terms and the Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder (A) shall not request that the Company register the transfer (book-entry or otherwise) of any of such Core Company Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to the entry of stop transfer instructions by the Company with respect to any transfer of such Core Company Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer effected in accordance with the terms of this Agreement.

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(b)          The Core Company Securityholders shall not Transfer, or permit any Transfer, of such Core Company Securityholder’s Covered Shares (unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement) until the earlier of (i) twelve (12) months after the completion of the Business Combination and (ii) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) shareholders having the right to exchange their securities for cash, securities or other property (the “Lock-up Period”). Notwithstanding the foregoing, if, subsequent to the Business Combination, the closing price of the shares of NewCo Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, such Core Company Securityholder’s Covered Shares shall be released from such Core Company Securityholder’s Covered Shares Lock-up.

Section 4.02.     Dividends, Distributions, Etc. In the event of any change in the shares of the Company, the SPAC or NewCo, as the case may be, by reason of any reclassification, recapitalization, reorganization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any dividend or distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.03.       Notice of Acquisitions. Each Core Company Securityholder agrees to notify the SPAC, NewCo and the Company as promptly as reasonably practicable of the number of any additional shares of the Company or other Equity Securities convertible into or exercisable or exchangeable for shares of the Company of which such Core Company Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Effective Time.

Section 4.04.        [Intentionally omitted].

Section 4.05.        [Intentionally omitted].

Section 4.06.       Registration Rights. Subject to the terms and conditions set forth in the Registration Rights Agreement, the Company shall use its commercially reasonable efforts to cause to be filed with the SEC a registration statement registering the resale of the Covered Shares (the initial registration statement and any other registration statement that may be filed pursuant to this Section 4.06, the “Registration Statement”) within 60 days after the Closing, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company shall advise the Core Company Securityholders upon the Registration Statement being declared effective by the SEC. The Core Company Securityholders shall be entitled to customary registration rights with respect to the Covered Shares, including the right to request that the Covered Shares be included in the Registration Statement, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.

Section 4.07.     Further Assurances. Each Core Company Securityholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by the BCA and the Ancillary Documents, including the Business Combination, in each case, on the terms and subject to the conditions set forth therein as promptly as practicable following the date hereof.

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ARTICLE 5
MISCELLANEOUS

Section 5.01.       Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Company Merger Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (a) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (b) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Agreement prior to such termination or expiration or fraud (c) terminate the obligations under Section 2.01(b).

Section 5.02.       No Agreement as Director. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect any Core Company Securityholder or any Affiliate or Representative of such Core Company Securityholder in his or her capacity as a director of the Company from acting (or not acting) in such capacity or voting in the capacity as a director in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this Agreement, or (b) be construed to prohibit, limit or restrict any Core Company Securityholder or any Affiliates or Representatives of such Core Company Securityholder from exercising fiduciary duties as a director of the Company solely in their capacity as such, and not acting in their capacity as a securityholder. Without limiting the foregoing, it is the intention of the parties hereto that this Agreement shall apply to the Core Company Securityholders solely in the Core Company Securityholders’ capacity as shareholders of the Company.

Section 5.03.       No Ownership Interest. The Core Company Securityholders have agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Core Company Securityholder’s Covered Shares shall remain vested in and belong to such Core Company Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company, the SPAC or NewCo any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.

Section 5.04.       Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight or international courier service, as follows:

if to Company:

XCF Global Capital, Inc.
160 Spear Street
San Francisco, CA 94105
Attention: Mihir Dange
Email: [***]

with a copy to (which shall not constitute notice):

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Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
Attention: Thomas Hanley; Christopher Connell
Email: [***]

if to the SPAC or NewCo:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
Attn: Carl Stanton
E-mail: [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 02210022
Attn: Lauren M. Colasacco, P.C., Peter Seligson, P.C.
Email: [***]

and if to the Core Company Securityholders, to the address set forth on Schedule 1,

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 5.05.      Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 5.06.       Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Section 5.07.       Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, no Core Company Securityholder makes any express or implied representation or warranty with respect to such Core Company Securityholder or the Covered Shares, or otherwise.

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Section 5.08.       Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)        This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(b)        The parties hereto each irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such party hereto is not personally subject to the jurisdiction of the courts as described in this Section 5.08(b) for any reason, (B) that such party hereto or such party hereto’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party hereto in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party hereto is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party hereto in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.04 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action

(c)          THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(B).

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Section 5.09.        Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 5.10.       Remedies. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 5.11.        Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.12.       Successors and Assigns; Third Party Beneficiaries. Other than by any Core Company Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, personal legal representatives, successors and permitted assigns. For the avoidance of doubt and without limiting the SPAC’s or NewCo’s rights hereunder, the SPAC and NewCo shall be a beneficiary of, and entitled to enforce, the rights of the Company hereunder.

Section 5.13.      Expenses. Except as otherwise expressly set forth in the BCA, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.14.       Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Core Company Securityholders may be made only against, the Core Company Securityholders (or in each case their respective Permitted Transferees), and (b) none of the Core Company Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith (other than any such Permitted Transferee).

Section 5.15.       Acknowledgment of Counsel. Each party to this Agreement other than the Company hereby (a) acknowledges that (i) Stradley Ronon Stevens & Young, LLP represents and serves as counsel for only the Company (and no other party to this Agreement) with respect to this Agreement, the BCA and the transactions contemplated hereby or thereby and (ii) such party has either sought the advice of their own counsel or has had the opportunity to seek their own counsel and has chosen not to do so, and (b) gives their informed consent to Stradley Ronon Stevens & Young, LLP’s representation of the Company in connection with this Agreement, the BCA and the transactions contemplated hereby or thereby.

Section 5.16.        Trust Account Waiver. Section 9.18 of the BCA is incorporated herein by reference mutatis mutandis.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

XCF GLOBAL CAPITAL, INC.

By:
Name:
Title:

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:
Name:
Title:

FOCUS IMPACT BH3 NEWCO, INC.

By:
Name:
Title:

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

[__________________]

By:
Name:
Title:

[Signature Page to Company Support Agreement]

Schedule 1

Exhibit A

Consent of Spouse

I, _____________________, spouse of [Name of Core Company Securityholder], have read and approved that certain Company Support Agreement (the “Agreement”), dated as of March 11, 2024, by and among XCF Global Capital, Inc., Focus Impact BH3 Acquisition Company, and the Core Company Securityholder. In consideration of the right of my spouse to participate in the transactions described in the Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Agreement insofar as I may have any rights under the community property laws of _______________ or similar laws relating to marital property in effect in the state, province and/or country of our residence as of the date of the signing of the foregoing Agreement.

Dated: March 11, 2024	By:
Name:

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Exhibit 99.1

XCF Global Capital, Inc. To Go Public Through Business Combination with Focus Impact BH3 Acquisition Co.

•	The newly formed holding company is expected to be listed on the NYSE or Nasdaq
•	Strong regulatory and market tailwinds for sustainable fuels, driving supply and demand for Sustainable Aviation Fuel (“SAF”)
•	XCF Global intends to be a leading producer of SAF in North America
•	XCF Global will be positioned as a public pure-play SAF producer in the US, distinguishing itself from peers that are predominantly legacy crude oil refiners
•	Implied pro forma enterprise value of the combined company of $1.84 billion

Reno, NV, and New York, NY, March 12, 2024 – XCF Global Capital, Inc. (“XCF,” “XCF Global,” or the “Company”), a pioneer aiming to expand the market for SAF and other clean-burning biofuels, and Focus Impact BH3 Acquisition Co. (“Focus Impact BH3”) (Nasdaq: BHAC), a publicly traded special purpose acquisition company, today announced that they have entered into a definitive Business Combination Agreement dated March 11, 2024 (the “Business Combination Agreement”), which is expected to result in a newly formed holding company of XCF becoming a publicly-listed company on NYSE or Nasdaq.

XCF Global intends to be a leading producer of SAF with an initial annualized production capacity of 38 million gallons following the close of its acquisition of New Rise Renewables, which owns a flagship plant and adjacent site in Reno, Nevada. The acquisition of New Rise Renewables is expected to be completed in 2024 and the business combination with Focus Impact BH3 is conditioned on its completion.

The Company expects to rapidly scale by acquiring more strategically located, smaller-footprint sites and quickly converting them into SAF production facilities. To this end, XCF recently acquired two strategic locations in Wilson, North Carolina and Ft. Myers, Florida, which, upon conversion to SAF production, should further increase the combined company’s capacity to over 150 million gallons per year of pure SAF within the next 5 years. On a blended basis, XCF could produce over 200 million gallons of jet-ready SAF from each of these four sites, or in aggregate nearly one billion gallons of blended SAF per year. From feedstock to wing, XCF is committed to accelerating the development of this market.

“At XCF, we see tremendous growth potential from SAF and renewables and we are very bullish on the sector,” said Mihir Dange, CEO of XCF Global. “We live in an exciting time with so many compelling green energy platforms racing to reduce the globe’s carbon footprint. We are in the very beginning stages of SAF in the United States and XCF is committed to being a leader in this space. Our goal is to change the world for the better while delivering world class returns. We welcome strategic relationships and discussions with all the carriers in this industry and look forward to further defining this landscape.”

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“Focus Impact BH3 is proud to be part of this exciting business combination with XCF Global,” said Carl Stanton, CEO of Focus Impact BH3 Acquisition Co. “Our partnership with XCF and their dedication to catalyzing the sustainable fuel industry is an example of our commitment to investing in socially forward companies. Together, we aim to accelerate XCF’s growth to become one of America’s leading SAF producers, where we can contribute to reducing the aviation sector’s global carbon footprint and help to build a company that creates significant growth and value for its investors over time.”

SAF is key to helping the aviation industry reduce its carbon footprint and contribute to a reduction in global warming. SAF allows for an impressive reduction of up to 80% in carbon emissions over the lifecycle of the fuel compared to traditional jet fuel it replaces, depending on the sustainable feedstock used, production method and the supply chain to the airport.

In September 2021, the US Government launched the Sustainable Aviation Fuel Grand Challenge, an ambitious partnership between the U.S. Departments of Energy, Transportation, Agriculture, and other federal government agencies to put the aviation sector on a pathway to full decarbonization by 2050. The Grand Challenge intends to accelerate the research, development, demonstration, and deployment needed to scale up the production of SAF to 35 billion gallons per year by 2050, with an interim goal of at least three billion gallons per year by 2030.

XCF Global Highlights:

•
Strong regulatory and market tailwinds for sustainable fuels – Shift in customer sentiment and new regulatory policies in the US and Europe provide massive tailwinds for both SAF supply and demand, driving a need for additional plants

•	Early mover advantage – Will be positioned as the sole public, pure-play SAF producer in the US, distinguishing itself from peers that are predominantly legacy crude oil refiners

•
Outstanding business model with a differentiated design – Strategic use of non-food free fatty acids and modular plant design intended to facilitate rapid expansion to capitalize on robust demand for eco-friendly drop-in fuels

•
Cash flow visibility – Long-term agreement in place with Fortune 50 company to provide non-food feedstock and offtake of renewable fuels (in process of extending to SAF), providing cash flow visibility and stability

•
Proven technology and feedstock sourcing – Feedstock-agnostic pretreatment technology combined with non-food feedstock sourcing capabilities enables flexibility, cutting supply costs and mitigating risks from supply volatility by using cost-effective, varied inputs

•	Experienced management team – The leadership team brings experience in engineering and operations from various sectors including energy and commodities

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Proposed Transaction Overview

Existing XCF shareholders are anticipated to roll 100% of their equity ownership and will own a pro forma equity ownership of approximately 91.4% in the newly combined entity. The proposed transaction implies a pro forma enterprise value for the combined company of $1.84 billion. Each of XCF Global’s and Focus Impact BH3’s Board of Directors have approved the proposed business combination, which is anticipated to close in the second half of 2024, subject to customary closing conditions being satisfied.

Additional information about the proposed business combination, including a copy of the agreement and plan of merger, will be provided in a Current Report on Form 8-K to be filed by Focus Impact BH3 with the Securities and Exchange Commission (the “SEC”) and available at www.sec.gov and the description of the transaction is qualified in its entirety by the information set forth therein.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, acted as exclusive financial advisor and joint capital markets advisor to XCF Global Capital. Height Capital Markets served as joint capital markets advisor to XCF Global Capital. BTIG, LLC acted as capital markets advisor to Focus Impact BH3. Stradley Ronon Stevens & Young, LLP and Kirkland & Ellis LLP served as legal counsel to XCF Global Capital and Focus Impact BH3, respectively.

Investor Conference Call Information

XCF Global and Focus Impact BH3 will host a joint investor conference call today, March 12, 2024, at 9:00 AM ET, to discuss the proposed transaction. Participants can register for the conference call at the following registration link. Upon registering, a calendar booking will be provided by email including the dial-in details and a unique PIN to access the call. Using this process will by-pass the operator and avoid the call queue. Registration will remain open until the end of the conference call.

Participants who prefer to dial-in and speak with an operator, can access the call by dialing 1-800-319-4610 or 604-638-5340. It is recommended that you call 10 minutes before the scheduled start time. After the call, an audio recording will be made available via telephone for one month until end of day April 11, 2024. The recording can be accessed by dialing 1-855-669-9658 or +1-412-317-0088 and using the access code 0749#.

About XCF Global Capital, Inc.

XCF Global leads the charge in producing Sustainable Aviation Fuel (“SAF”), committed to reducing the global carbon footprint through expanding the market for clean-burning, sustainable biofuels. The Company is developing and operating state-of-the-art clean fuel SAF production facilities engineered to the highest levels of compliance, reliability, and quality.

About Focus Impact BH3 Acquisition Co.

Focus Impact BH3 Acquisition Co. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Focus Impact BH3 is sponsored by Focus Impact Partners, LLC, a private investment firm dedicated to bringing capital and expertise to socially forward companies and helping those companies realize their growth and development objectives.

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Forward Looking Statements

This Press Release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisition of New Rise, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisition and the timing of the completion of the business combination and the New Rise acquisition, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact BH3’s public stockholders in connection with the Business  Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisition or with regard to the Company’ s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, the combined company or others; (5) the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisition, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that Focus Impact BH3, XCF or the combined company may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3 Acquisition Company, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by Focus Impact BH3 or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this Press Release. These forward-looking statements should not be relied upon as representing Focus Impact BH3’s or XCF’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.

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No Offer or Solicitation

This Press Release relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the business combination, Focus Impact BH3 and XCF intend to prepare, and Focus Impact BH3 (or a newly-formed successor entity) intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact BH3 to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with Focus Impact BH3’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Focus Impact BH3, XCF and the business combination. When available, Focus Impact BH3 will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This Press Release is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact BH3 will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact BH3, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

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Participants in the Solicitation

Focus Impact BH3 (and any newly-formed successor entity) and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of Focus Impact BH3’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact BH3’s stockholders in connection with the business combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Focus Impact BH3’s directors and officers in Focus Impact BH3’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Focus Impact BH3 for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact BH3 in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus of Focus Impact BH3 for the business combination when available.

You may obtain free copies of these documents as described in the paragraph “Important Additional Information Regarding the Transaction Will Be Filed With the SEC.”
Contacts

XCF Global Capital, Inc.:
invest@xcf.global

Focus Impact BH3 Acquisition Co.:
info@focus-impact.com

For Media:
Alyssa Barry
alyssa@irlabs.ca

6

Exhibit 99.2

 FLYING   CLEAN WITH SUSTAINABLE AVIATION FUELS  INVESTOR PRESENTATION / MARCH 2024

 DISCLAIMER  This presentation and any accompanying oral presentation (this “Presentation”) is provided for information purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Focus Impact BH3 Acquisition Company (“Focus Impact”) and XCF Global Capital, Inc. (“XCF” or the “Company”) and the related transactions (the “Business Combination") and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Focus Impact and XCF, this Presentation and any information contained within it may not be (i) reported (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Business Combination or (iv) provided to any other person except your employees and advisors with a need to know who are advised of the confidentiality of the information. In addition, this Presentation is intended solely for investors that are, and by proceeding to participate in this Presentation you confirm that you are, qualified institutional buyers or institutions that are accredited investors (as such terms are defined under the rules of the Securities and Exchange Commission (the “SEC”). This Presentation supersedes and replaces all previous oral or written communications relating to the subject matter hereof. Information disclosed in this Presentation is current as of the date of publication of this Presentation, and neither XCF nor Focus Impact undertakes or agrees to update this Presentation after the date hereof.  XCF and Focus Impact reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to one or more capital raising transactions at any time and without prior notice to the recipient of this Presentation or any other person or entity. XCF and Focus Impact also reserve the right, at any time and without prior notice and without assigning any reason therefor (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, a capital raising transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. The recipient acknowledges that XCF, Focus Impact and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding a capital raising transaction. None of XCF, Focus Impact or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which any capital raising process is conducted.  By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person who has received material non-public information concerning a company from purchasing or selling securities of such company and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  Certain information included herein describes or assumes the terms that are or will be included in the agreements between the parties to the Business Combination. Such agreements and terms are subject to change. In addition, certain information included herein describes or assumes the completion by XCF of its acquisition of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (together, “New Rise”). The consummation of the Business Combination and the New Rise acquisition are also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Business Combination and/or the acquisition of New Rise will be consummated on the terms summarized herein or otherwise. As such, the subject matter of this Presentation is evolving and is subject to further change by Focus Impact and XCF in their joint and absolute discretion.  Neither the SEC nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination described herein or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation, and no person may rely on any of the information or projections contained herein. To the fullest extent permitted by law, in no circumstances will Focus Impact, XCF, any placement agent or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or any opinions communicated in relation thereto or otherwise arising in connection therewith.

 FORWARD-LOOKING STATEMENTS  This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the Business Combination and the acquisition of New Rise, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Business Combination and the New Rise acquisition and the timing of the completion of the Business Combination and the New Rise acquisition, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact’s public stockholders in connection with the Business  Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the Business Combination or the New Rise acquisition or with regard to the Company’ s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact, XCF, the combined company or others; (5) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisition, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; (8) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of Focus Impact or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that Focus Impact, XCF or the combined company may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3 Acquisition Company, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by Focus Impact or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this Presentation. These forward-looking statements should not be relied upon as representing Focus Impact’s or XCF’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact and XCF specifically disclaim any obligation to do so.

 FORWARD-LOOKING STATEMENTS (CONT’D)  Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither XCF nor Focus Impact has independently verified the data contained from these sources and cannot assure you of the data’s accuracy or completeness. Such data is subject to change. Recipients of this Presentation should not consider its contents, or any prior or subsequent communications from or with XCF or Focus Impact or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of XCF or Focus Impact. Recipients of this Presentation should each consult their own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice, make their own evaluation of XCF and Focus Impact and of the relevance and adequacy of the information and make such other investigations as they deem necessary.  Some of the data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made or within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. XCF and Focus Impact assume no obligation to update the information in this Presentation.  Investments in any securities described herein have not been approved or disapproved by the SEC or any other regulatory authority, nor has the SEC or any other regulatory authority passed upon or endorsed the merits of the Business Combination or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.  Trademarks  This Presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with XCF or Focus Impact, or an endorsement or sponsorship by or of XCF or Focus Impact. Solely for convenience, the trademarks, service marks, trade names and copyrights of XCF referred to in this Presentation may appear without the TM, SM or © symbols, but such references are not intended to indicate, in any way, that XCF will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.  Use of Projections  This Presentation contains financial forecasts with respect to XCF’s projected financial results for certain future periods. Neither XCF’s nor Focus Impact’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial Information are inherently uncertain, and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of XCF or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. See “Forward-Looking Statements” above.

 FORWARD-LOOKING STATEMENTS (CONT’D)  Use of Projections (Continued)  The projected financial results reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions, and various other factors, all of which are difficult to predict and many of which are beyond XCF’s control, such as the risks and uncertainties set forth in the section entitled “Risk Factors” in the Appendix to this Presentation. Furthermore, the projected financial results do not take into account any circumstances or events occurring after the date on which the projected financial results were prepared, which was on or around March 2024.  Non-GAAP Measures  This Presentation includes certain financial measures not presented in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items are significant in understanding and assessing XCF’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that XCF’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. XCF believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to XCF’s financial condition and results of operations. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, XCF is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.   Additional Information and Where to Find It  In connection with the Business Combination, Focus Impact and XCF intend to prepare, and Focus Impact (or a newly-formed successor entity) intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Focus Impact, XCF and the Business Combination. When available, Focus Impact will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

 FORWARD-LOOKING STATEMENTS (CONT’D)  Participants in the Solicitation  Focus Impact and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of Focus Impact’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact’s stockholders in connection with the Business Combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact’s directors and officers in Focus Impact’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Focus Impact for the Business Combination.  XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus of Focus Impact for the Business Combination when available.   You may obtain free copies of these documents as described in the paragraph “Additional Information and Where to Find It.”  No Offer or Solicitation  This Presentation relates to the Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

 INVESTING IN SOCIALLY FORWARD COMPANIES  Focus Impact BH3 is a SPAC sponsored by Focus Impact Partners with a vision of bringing a great company that is creating a positive impact for the world to the public markets to accelerate its growth  Focus Impact Partners is an experienced private investment partner committed to bringing capital and expertise to socially forward companies and helping those companies realize their growth and development objectives  The principals of Focus Impact Partners have significant expertise in the aviation, energy and decarbonization industries – in 2023 their special purpose acquisition company Focus Impact Acquisition Corp announced a business combination with DevvStream, a leading carbon credit project co-development and generation firm specializing in technology-based sustainability solutions  Focus Impact BH3 is listed on the Nasdaq under the ticker “BHAC.” The proposed transaction with XCF is expected to close in the second half of 2024 and to result in the combined company being listed on the NYSE or Nasdaq  Focus Impact BH3 Acquisition Co.   Carl Stanton  Chief Executive Officer  Ernest Lyles  Chief Financial Officer  Wray Thorn  Chief Investment Officer  7  Focus Impact BH3 Acquisition Co. Overview

EXPERIENCED MANAGEMENT TEAM

Mihir Dange
Chief Executive Officer

NYMEX NEW YORK MERCANTILE EXCHANGE
Wapanda
CME Group
SIONIC

Jade Liou
Chief Financial Officer

Bank of America Merrill Lynch
UBS
SALOMON SMITH BARNEY A member of citigroup

Joe Cunningham
Chief Accounting Officer

pwc
LIBERTY MORTGAGE

Ankit Jain
Vice President of Finance

MUFG
EY

Jae Ryu
Head of Land Acquisition

MP Capital

Greg Savarese
Interim Chief Marketing Officer

SINOTASTE
EO

Gregg Surette
Interim Chief Strategy Officer

SINOTASTE
Deloitte.

ENCORE

 EXPERIENCED MANAGEMENT TEAM  XCF has assembled a world-class management team with decades of experience, a strong track record of success and proven ability to execute  Gregg Surette  Interim Chief Strategy Officer  Randy Soule  3rd Party Operations Partner, Head of Engineering, Procurement and Construction  Mihir Dange  Chief Executive Officer  Jade Liou  Chief Financial Officer  Joe Cunningham  Chief Accounting Officer  Ankit Jain  Vice President of Finance  Jae Ryu  Head of Land Acquisition  Greg Savarese  Interim Chief Marketing Officer

 TRANSACTION OVERVIEW  PF Shares Outstanding (M)  163.2   Share Price ($)  $10.00   PF Equity Value ($M)  $1,632   (+) Existing Debt ($M)  $258  (-) PF Cash ($M)  ($50)  PF Enterprise Value ($M)  $1,841   Transaction Highlights  Sources & Uses  Pro Forma Valuation  Pro Forma Ownership  Deal Structure   Existing XCF shareholders rolling 100% of their equity and will have a pro forma equity ownership of 91.4%  Valuation  Transaction implies pro forma enterprise value of $1.84B  Implied pre-money enterprise value of $1.75B   Financing  Transaction expected to provide gross proceeds of up to approximately $70M  $50M intended PIPE to be raised as part of the business combination  $20M remaining in cash in trust  Sources  ($M)  XCF Rollover  $1,392   XCF Rollover Equity Related to Note Conversion  100  Cash in Trust  20   PIPE Proceeds  50   Total  $1,562   Uses  ($M)  Equity to XCF  $1,392   Equity to XCF Convertible Note  100  Cash to Balance Sheet  50   Transaction Expenses  20   Total  $1,562  Shares (M)  % Own.  XCF Rollover Equity*  139.2  85.3%  Equity to XCF Convertible Note  10.0  6.1%  Public Shareholders  2.0  1.2%  PIPE Investors  5.0  3.1%  Sponsor Shares  5.8  3.5%  Outstanding SPAC Subscription Agreement  1.3  0.8%  Assumptions:  $50M of equity financing is raised at $10 per share; currently there are no commitments for equity financing  $100M promissory note delivered to RESC Renewables LLC at closing of the New Rise acquisition will be converted to XCF common shares immediately prior to XCF merger, which will then convert into 10m NewCo common shares at closing   $258.5M of net debt on balance sheet prior to transaction (excluding $100M promissory note). $20M cash in trust remains at close; 100% of cash in trust is subject to redemption.163.2M pro forma shares outstanding valued at $10.00 per share  Charts and tables do not include 11.5M public and 6.4M private outstanding warrants  Pro forma ownership will be in a newly formed entity  Assumes the full $1.2M of capital is called under the subscription agreement and is reimbursed with shares   * Excludes equity issued in respect of XCF Convertible Note

 XCF GLOBAL AT A GLANCE  XCF Global Capital intends to be a leading producer of sustainable aviation fuel in North America   XCF has entered into a merger agreement with New Rise, which owns and operates the production facility that will produce Sustainable Aviation Fuel (SAF) and an adjacent property in Reno, NV(1)  (1) This presentation is predicated on the assumption that the mergers with New Rise Renewables LLC and New Rise SAF Renewables Limited Liability Company are completed; the business combination with Focus Impact is conditioned on its completion  (2) Acquisition of New Rise Renewables LLC expected to be completed in 2024. Production capacity refers to maximum production when facility is operational for the full year  (3) Contingent upon completion of New Rise Site 2 in 2026 and full conversion of the Wilson, NC and Ft. Myers, FL facilities by 2028  Reno, NV(2)  Long term agreement with Fortune 50 company:  Provide non-food feedstock  For offtake of renewable fuels (in process of extending to SAF)  On-site rail and trucking lines  Patent pending design  Wilson, NC and Ft. Myers, FL  Full conversion to SAF production  Projected to come online 2028  Ready for Production  In Development  Reno, NV(2)  Adjacent site ready to be developed for SAF production  Cost efficiencies due to shared infrastructure   Scale and operate clean fuel production facilities engineered to the highest levels of compliance, reliability and quality to produce sustainable aviation fuel and other biofuels  38M  (2)  Gallons of Annualized SAF Production Capacity beginning in 2024  Gallons of Annual SAF Production Capacity in 2028  155M  (3)  Construction Imminent  Our Mission

 INVESTMENT HIGHLIGHTS  Strong Regulatory and Market Tailwinds for Sustainable FuelsShift in customer sentiment and new regulatory policies in the US and Europe provide massive tailwinds for both SAF supply and demand, driving a need for additional plants  Outstanding Business Model with a Differentiated DesignStrategic use of non-food free fatty acids and modular plant design intended to facilitate rapid expansion to capitalize on robust demand for eco-friendly drop-in fuels  Cash Flow VisibilityLong-term agreement in place with Fortune 50 company to provide non-food feedstock and offtake of renewable fuels (in process of extending to SAF), providing cash flow visibility and stability  Proven Technology and Feedstock SourcingFeedstock-agnostic pretreatment technology combined with non-food feedstock sourcing capabilities enables flexibility, cutting supply costs and mitigating risks from supply volatility by using cost-effective, varied inputs  Experienced Management TeamThe leadership team brings experience in engineering and operations from various sectors including energy and commodities  Early Mover AdvantageWill be positioned as the sole public pure-play SAF producer in the US, distinguishing itself from peers that are predominantly legacy crude oil refiners

AVIATION'S DISPROPORTIONATE IMPACT

Share of Global CO2 Emissions
1990
1995
2000
2005
2010
2015
International Aviation: 145.8%
International Shipping: 33.8%
Domestic Transport: 23.8%
Land Use and Forestry: 18.4%
Agriculture: (21.5%)
Residential & Commercial: (28.2%)
Industry: (35.2%)
Energy Supply: (39.5%)
Waste: (38.9%)

FOCUS IMPACT
BH3 ACQUISITION CO

12

 AVIATION’S DISPROPORTIONATE IMPACT  International Aviation: 145.8%  Domestic Transport: 23.8%  Land Use and Forestry: 18.4%  Agriculture: (21.5%)  Residential & Commercial: (28.2%)  Industry: (35.2%)  Energy Supply: (39.5%)  International Shipping: 33.8%  Waste: (38.9%)  Aviation’s share of global energy-related CO2 emissions has grown faster in recent decades than rail, road or shipping   Share of Global CO2 Emissions

WHAT IS SUSTAINABLE AVIATION FUEL?

	TRADITIONAL JET FUEL	SAF
SOURCES	Crude Oil & Fossil Fuel	Non-Food Feedstock / Biomass
PROCESS	Refining	Hydrodeoxygenation
FUEL TYPE	Kerosene	Synthetic Kerosene
ENVIRONMENTAL IMPACT	Top Source of Emissions	Up to 80% Lower than traditional jet fuel[1] — Emissions Reduction

(1) BP "What is Sustainable Aviation Fuel?"

FOCUS IMPACT BH3 ACQUISITION CO
XCF Global Capital, Inc.
13

 WHAT IS SUSTAINABLE AVIATION FUEL?  SAF is synthetic kerosene derived from non-food feedstocks such as waste oils and fats, green and municipal waste and non-food crops  SAF is able to recycle CO2 absorbed by biomass during its lifetime rather than injecting new carbon into the system, reducing emissions by up to 80%(1)  SAF is a 'drop-in' fuel, easily integrating with existing aviation infrastructure  SAF can be made from a variety of non-food feedstocks via multiple technical pathways, each with different levels of sustainability  Non-Food Feedstock / Biomass  Top Source of Emissions  Crude Oil & Fossil Fuel  Kerosene  Refining  SOURCES  Hydrodeoxygenation  Emissions Reduction  Up to80%Lower thantraditional jet fuel(1)  PROCESS  FUEL TYPE  ENVIRONMENTAL IMPACT  TRADITIONAL JET FUEL  SAF  (1) BP “What is Sustainable Aviation Fuel?”  SyntheticKerosene

AVIATION INDUSTRY WORKING TOWARD DECARBONIZATION

Top-Down Emissions Reduction Policies

IATA

ICAO

Major US Airlines Express Support for SAF[(4)]

Airline	SAF Target	Climate Target
Alaska	10% by 2030	Net zero 2050
American Airlines	10% by 2030	Net zero 2050
Delta	10% by 2030	Reduce scope 1 & 3 intensity by 45% by 2035
Hawaiian Airlines	10% by 2030	Reduce fuel emissions intensity by 45% by 2035
jetBlue	10% by 2030	Reduce scope 1 & 3 intensity by 50% by 2035 & net zero 2040
Southwest	10% by 2030	Net zero 2050
United	NA	Reduce scope 1, 2, & 3 intensity by 50% by 2035 & net zero 2050

FOCUS IMPACT BH3 ACQUISITION CO
XCF Global Capital, Inc.
14

 AVIATION INDUSTRY WORKING TOWARD DECARBONIZATION  (1) IATA “Climate Change Fact Sheet”  (2) International Civil Aviation Organization (“ICAO”) “On Board A Sustainable Future”  (3) ICAO “Long Term Aspirational Goal for International Aviation”  (4) Company websites; www.sciencebasedtargets.org, “Target Dashboard”   Airline  SAF Target  Climate Target  10% by 2030  Net zero 2050  10% by 2030  Net zero 2050  10% by 2030  Reduce scope 1 & 3 intensity by 45% by 2035  10% by 2030  Reduce fuel emissions intensity by 45% by 2035  10% by 2030  Reduce scope 1 & 3 intensity by 50% by 2035 & net zero 2040  10% by 2030  Net zero 2050  NA  Reduce scope 1, 2, & 3 intensity by 50% by 2035 & net zero 2050  Major US Airlines Express Support for SAF(4)  Consistent with International Air Transport Association (“IATA”) emissions reduction targets, many airlines have now set SAF targets to help the industry work towards deploying necessary capital investments  Top-Down Emissions Reduction Policies  Represents commercial airlines and coordinates industry standards on behalf of 320 airlines, across 120 countries  Reduce absolute emissions by 50% by 2050(1)  Reach net zero by 2050(1)  UN intergovernmental specialized agency tasked with setting international standards for member nations  2% annual fuel efficiency improvement through 2050(2)  Carbon neutral growth from 2020 onwards(2)  Net Zero emission by 2050 (“Long Term Aspirational Goal”)(3)

SAF: FUELING GREEN AVIATION

- McKinsey & Company

SAF: Industry Evolution Estimates[3]

450K Flights

2016: 500 flights
2025: 2 million flights

33M+ Gallons Per Year

2016: 2M gallons
2025: 1.3B gallons

38 Countries with SAF Policies

2016: 2 countries
2025: Potential Global Agreement

70% Avg. CO_2 Reduction

2016: ~60%
2025: ~80%

$17B in Forward Purchase

2016: $2.5 billion
2025: >$30 billion

7 Technical Pathways

2016: 4 pathways
2025:11 pathways

3.0%
Hybrid Aircraft
35.2%
eVTOL
1.3%
Hydrogen Technology
39.7%
Sustainable Aviation Fuel
$7.4B Total Investments
20.7%
Electric Aircraft

FOCUS IMPACT BH3 ACQUISITION CO
XCF Global Capital, Inc.
15

 SAF: FUELING GREEN AVIATION  35.2%  eVTOL  3.0%  Hybrid Aircraft  20.7%  Electric Aircraft  1.3%  Hydrogen Technology  39.7%  Sustainable Aviation Fuel  $7.4B Total Investments  SHARE OF EQUITY INVESTMENTS INTO GREEN AERO TECH COMPANIES BY SUBVERTICAL(2)  “SAFs are the only viable near-term option to decrease emissions in the aviation sector, as they are compatible with current aircraft engines and fueling infrastructure and can power flights with no distance limits”(1)  - McKinsey & Company  2016: 500 flights  2025: 2 million flights  2016: 2M gallons  2025: 1.3B gallons  2016: 2 countries   2025: Potential Global Agreement  2016: ~60%  2025: ~80%  2016: $2.5 billion  2025: >$30 billion  2016: 4 pathways  2025:11 pathways  SAF: Industry Evolution Estimates (3)  450K Flights  33M+ Gallons Per Year  38 Countries   with SAF Policies  70%   Avg. CO2 Reduction  $17B   in Forward Purchase  7  Technical Pathways  (1) McKinsey & Company “Critical Insights on the Path to a Net-Zero Aviation Sector” dated October 2021  (2) Company press releases; Pitchbook | From January 2012 to January 2024; represents equity investments in aero tech companies  (3) IATA “AFI Sustainable Aviation Fuel Workshop”

 XCF’S FULL SUITE OF CAPABILITIES  XCF is bringing together a wide range of capabilities to become a leading SAF producer and building a strong foundation for continued expansion  Growing Operating Base  Reliable, Proven Technologies  Versatile Feedstock Base  Financing  License agreement in place with Axens North America(2), one of the industry leaders in process and catalyst development, to utilize Axens' liquid full hydrotreating technology   Axens' tech enables versatile hydrotreatment and boosts yields  Production policy guarantee in place, enabling more cost-effective transfer of commercial and tech risks to the insurance markets  First facility in Reno, NV(1) expected to be in production by mid-2024, adjacent site to be developed for SAF (projected 2026), with 2 additional plants also to be converted to SAF production (projected 2028)  State-of-the-art SAF sites require less area and can be replicated in a short period, as modular design allows for rapid expansion  Pretreatment allows non-food feedstock flexibility, cutting supply costs and mitigating risks from supply volatility by using cost-effective, varied inputs  XCF intends to vertically integrate its non-food feedstock supply to provide greater control of process and pricing  Proven ability to bring together financing sources and execute SAF and other biofuel projects   New sites will benefit from tax credits and lower cost financing through government sponsored programs   (1) Acquisition of New Rise Renewables LLC expected to be completed in 2024  (2) New Rise Renewables LLC licenses Axens’ technology

 COMBINE ONSITE FEEDSTOCK PRETREATMENT WITH HEFA TECHNOLOGY   XCF facilities employ a two-stage process to production, adding a pretreatment stage prior to hydrotreatment   Hydroprocessed Esters and Fatty Acids (“HEFA”)   HEFA technology involves converting fats, oils and greases (FOGs) into a high-quality, renewable aviation fuel through hydroprocessing  Renewable Source: HEFA fuels are derived from sustainable feedstocks such as used cooking oil, animal fats and plant oils  Compatibility: HEFA fuels can be used as drop-in replacements for conventional jet fuels without modification to existing aircraft engines and fueling infrastructure  Diversification of Feedstocks: HEFA technology allows for the use of a variety of feedstocks which promotes resource efficiency  Pretreating feedstock onsite allows XCF facilities to be feedstock agnostic, mitigates supply chain risk, and facilitates longer catalyst life  Pretreatment stage is already in place at New Rise and will be installed at the Wilson, NC and Ft. Myers, FL sites  Pretreatment of Feedstocks

 RELIABLE AND PROVEN HYDROTREATING TECHNOLOGY  (1) License agreement between New Rise Renewables and Axens  (2) Standard for evaluating which technologies, under specific circumstances and characteristics, can be used for producing on specification neat SAF  New Rise’s hydrotreating technology increases yield, lowers operating costs and allows for feedstock flexibility  Made from renewable sources:  New Rise uses non-food feedstocks such as used cooking oil, animal fats and plant oils  Non-food feedstocks (DCO, canola, camelina and soybean oil)  Petroleum-free   Wastes and by-products of other processes  Ag Oils, Animal Fats& Pyrolysis Oils  Energy  Hydrogen  Renewable non-food feedstocks are pretreated to remove impurities  Clean feedstocks are heated and put under pressure  Hydrogen gas is dissolved into the liquid feedstock and the oils are ready to be converted   Proprietary Hydrogenation Technology   Sustainable Aviation Fuel  +  +  1  2  3  Liquid feedstock with hydrogen is pumped over a catalyst bed under high temperature and pressure   Biomass undergoes chemical decomposition and converts into synthetic kerosene  Synthetic kerosene molecules are isomerized (rearranged) to improve the cold-flow properties   Sustainable aviation fuel is produced, ready for blending with conventional jet fuel to be used in existing aircraft  4  5  6  7  Facility-specific license agreement of proven technology for life of the Plant(1):  3,000+ industrial units under license  Better Yields  Lower Operating Expenses:  Lower operating utilities   Longer Catalyst Life:  Better controlled reaction results in less maintenance downtime  Pretreatment reduces the gum, metal and other substances that damage the catalyst  Synthetically equivalent to jet fuel:  Blended SAF compatible with existing aircraft and infrastructure  Lower hydrocarbon emissions:  Lower particulate matter, CO and NOx emissions  Similar Energy Density  Compliant to Standards:  Exceeds ASTM(2) D7566 standards

 LONG-TERM AGREEMENT WITH WORLD-CLASS PARTNER  XCF has partnered with an established Fortune 50 company who will supply 100% of the non-food feedstock and is the priority buyer for all SAF produced at New Rise for 15 years  World-Class Partnership  New Rise’s feedstock and prioritized offtake partner is a top global energy company with brand recognition, mature infrastructure and established markets  Stable Non-Food Feedstock Supply  Distiller’s corn oil is a by-product of Ethanol production. Partner works with several Ethanol plants, where it can source non-food feedstock supplies (distiller’s corn oil and other vegetable oils)  Reduced Working Capital Requirements  Access to feedstock and partner’s balance sheet(1) to source, procure and transport agricultural waste; partner also coordinates logistics with preferential pricing  Visibility on Offtake(2)  Long term agreement for offtake of renewable fuels (in process of extending to SAF)   Elimination of Offtake Transportation Investments  Partner is responsible for the costs and logistics of offtake transportation, storage and terminals  Supply & Offtake Agreement   15-year contract term  A small fee will be paid to access Partner’s working capital used in obtaining non-food feedstock supply. This minimizes financial impact from changes in working capital cycle  Partner will be purchasing at a price tied to SAF prices in California  Well-known Fortune 50 company  Stable feedstock supply  Visibility on offtake

 FAVORABLE REGULATORY ENVIRONMENT  (1) U.S. Environmental Protection Agency (EPA), D4 RIN = Renewable Identification Number for biomass-based feedstock  (2) California Air Resources Board (CARB); weekly average transfer price  (3) Internal Revenue Service  (4) For facilities that satisfy the prevailing wage and apprenticeship requirements   Credit Pricing  $60-85(2)  Type 1 LCFS Credits per MT,52-week High-Low as of March 2024  $0.41-1.73(1)  D4 RINs(1) per gallon, 52-week High-Low as of March 2024  Renewable Fuel Standard (RFS)  Federal mandate to incorporate renewable content into transportation fuels   Authorized under the Energy Policy Act of 2005  Stipulates amount of renewable fuel that must be blended into transportation fuel; increases annually  Petroleum refiners are required to either: (1) blend biofuels or (2) buy credits (RINs) to cover deficits  D4 RINs are generated by each gallon of SAF produced  Low Carbon Fuel Standard (LCFS)  States such as Oregon, California and Washington, as well as certain Canadian provinces, have programs implemented to lower carbon emissions from the transportation sector  State programs assign a Carbon Intensity ("CI") score to each fuel based on the fuel's lifecycle GHG emissions. Lower CI scores are better/more valuable  Low CI fuels like SAF generate LCFS credits  Blenders Tax Credit (BTC) and Clean Fuel Production Tax Credit (CFPC)  Section 40B provides for a SAF blenders tax credit (BTC) equal to $1.25 per gallon, plus up to $0.50 additional amount based on the total lifecycle GHG emissions reduced  Section 45Z clean fuel production tax credit (CFPC) will take its place in 2025, with a maximum tax credit amount of $1.75 per gallon for SAF on a sliding scale(4)  $1.25(3)  40B Blenders Tax Credit per gallon

 GOVERNMENTS ARE SETTING TARGETS TO USE SAF  Governments around the world are setting targets to use Sustainable Aviation Fuels  Sustainable Aviation Fuel Act(1)  Targets 35% lower emissions by 2035; net zero by 2050  Mandates EPA to set low carbon standard for fuels  Renewable Fuel Standards(2)  Sets annual increases in renewable fuel use for ground transport and allows an "opt-in" for SAF  Low Carbon Fuel  Standard (CA)(3)  Applies carbon intensity reduction; eligible for state credits  Fit for 55(4)  Committed to reduce emissions by 55% by 2030  ReFuelEU Aviation Initiative(4)  Mandates 2% of fuel is from sustainable sources in 2025, increasing to 70% by 2050  Renewable Transport Fuel Obligation(5)  Mandates at least 10% of jet fuel to be from sustainable sources by 2030  Increases to 75% by 2050  USA  EUROPE  Congressional Research Service; US Department of Energy, Department of Transportation, Department of Agriculture “Sustainable Aviation Fuel Grand Challenge”  Environmental Protection Agency “Overview for Renewable Fuel Standard”  California Air Resources Board “Low Carbon Fuel Standard”  Council of the European Union “Fit for 55”  U.K. Department of Transport “Renewable Transport Fuel Obligation”

XCF IS AHEAD OF ITS COMPETITION

Dimensional
MONTANA RENEWABLES
NEXT
Fulcrum
66
neste
AEMETIS
Chevron
Dimensional
INDABA
Dimensional
world energy
gevo
ReadiFuels
LanzaJet
CVR Energy
CVR Energy
NACERO
VELOCYS
DIAMOND GREEN DIESEL
world energy
Fulcrum
GRÖN
LanzaJet
Chevron
DG FUELS
Fulcrum
DG FUELS
BRAYA

Map Legend

FOCUS IMPACT BH3 ACQUISITION CO

Source: Company filings, press releases and XCF management

22

 XCF IS AHEAD OF ITS COMPETITION  XCF holds a strategic early-mover advantage, with operations ready to launch and a proven design that can be replicated across the nation  Source: Company filings, press releases and XCF management  Map Legend  Status  Sites  Operational  6  Under Construction  5  Proposed / Under Development  19

 XCF’S PUBLIC PEER UNIVERSE  Established Production Capabilities  Proven and Reliable Technology  Long-term Cash Flow Visibility  Multiple Growth Opportunities  Strong EBITDA Margin Profile  Key players competing in the drop-in renewable fuels space  Some players are either developing new technologies that are not producing at commercial scale or have traditional refinery as a core business  The different business models and cash flow visibility may impact investor views on valuation   Key players producing renewable natural gas or other biofuels  Companies in this space have established businesses with long-term cash flow visibility  Established players have multiple businesses and are not solely focused on biofuels production  Renewable Diesel / SAF Producers  Renewable Natural Gas and Other   Biofuels Producers

PEER BENCHMARKING – VALUATION METRICS

EV / 2025E Revenue Multiple

Renewable Diesel / SAF Producers
Renewable Natural Gas and Other Biofuels Producers
3.9x
2.5x
0.9x
0.9x
0.1x
NM
2.8x
1.8x
1.3x
1.4x
0.7x
0.6x
Average: 1.3x
LanzaTech
CALUMET
NESTE
VERTEX
gevo
MONTAUK
OPAL
AMERESCO
DARLING
Green Plains
AEMETIS

EV / 2025E EBITDA Multiple

7.0x
NM
8.3x
6.0x
4.1x
NM
7.1x
4.6x
8.2x
5.2x
3.9x
5.3x
Average: 5.9x
LanzaTech
CALUMET
NESTE
VERTEX
gevo
MONTAUK
OPAL
AMERESCO
DARLING
Green Plains
AEMETIS

FOCUS IMPACT
BH3 ACQUISITION CO

24

 PEER BENCHMARKING – VALUATION METRICS  EV / 2025E Revenue Multiple  Source: FactSet as of 3/4/2024   Note: 'NM' denotes multiples that are greater than 100x or that are based on a negative denominator  Renewable Diesel / SAF Producers  Renewable Natural Gas and Other Biofuels Producers  Average: 1.3x  EV / 2025E EBITDA Multiple  NM  Average: 5.9x  NM

SUMMARY FINANCIAL PROJECTIONS

($M)	2024E	2025E
Total Revenue	**$156.2**	**$476.8**
Cost of Goods Sold		
Feedstock Cost	53.3	163.7
Fuel Cost	3.3	10.1
SG&A	7.5	22.4
Total Cost of Goods Sold	**$64.0**	**$196.3**
Gross Profit	**$92.2**	**$280.5**
Margin %	**59.0%**	**58.8%**
Total Operating Expenses	**$8.5**	**$16.7**
EBITDA[1]	**$83.7**	**$263.8**
Margin %	**53.6%**	**55.3%**
Key Cash Flow and Balance Sheet Items		
Capital Expenditures	($35.0)	($220.0)
Cash and Cash Equivalents	$43.8	$91.7
Total Debt	$297.7	$386.5

FOCUS IMPACT — BH3 ACQUISITION CO —

25

 SUMMARY FINANCIAL PROJECTIONS  SAF production facility at Reno, Nevada(2) expected to be in production mid-2024  Adjacent SAF production facility to be developed and projected to begin operations in Nevada in 2026, with Florida and North Carolina plants projected to be converted by 2028   Assumes offtake agreement with Fortune 50 company is extended to include SAF  Investment Tax Credits (ITC) that may be available through the Inflation Reduction Act (IRA) Section 48C program not reflected in projections   Model drivers include:  SAF Pricing  RIN & LCFS  Production Capacity  Scope 3 Credits  Cost of Capital     ($M)  The Company defines “EBITDA,” a non-GAAP measure, as net income (or loss) including environmental tax credits before interest expense (net of interest income), income tax expense (or benefit), and depreciation and amortization expense. EBITDA excludes major capital expenditures, transaction costs, and one-time non-recurring charges  Acquisition of New Rise Renewables LLC expected to be completed in 2024   (1)

 MULTIPLE LEVERS FOR CONTINUED GROWTH  OPERATING BASE EXPANSION  Identify, acquire and convert additional sites into XCF SAF production facilities using XCF’s Nevada site as a design blueprint  DECARBONIZATION SOLUTIONS  Carbon capture, utilization and storage could decarbonize our platform and lead to a lower Carbon Intensity (CI) score  OTHER RENEWABLE FUELS  Expansion into other products such as marine biofuels, biogas and RFNBOs (Renewable Fuels of Non-Biological Origin)  NEAR-TERM  LONG-TERM  FEEDSTOCK PROCUREMENT AND SUPPLY CHAIN OPTIMIZATION  In conversations to form a joint venture to secure long-term feedstock agreements  EXISTING PIPELINE BUILDOUT  Existing owned and leased sites expected to come online 2026-2028

 Illustrative Returns on Investment(1)  EFFICIENT SITE DEVELOPMENT WITH ATTRACTIVE RETURNS  Repeatable Site Development Process  YEAR 1  YEAR 2  YEAR 3  Q1  Q2  Q3  Q4  Q1  Q2  Q3  Q4  Q1  Q2  Q3  Q4  Repeatable process for:  Land Acquisition and Site Development  Obtaining Permits and Approvals  Negotiating Commercial Structures (e.g., offtakes, EPC, O&M)  Modular Plant Design  Once a site is developed, typically in less than 3 years, the plant is expected to return long-term stable cash flows from favorably negotiated non-food feedstock and offtake agreements  Month 3-9  Drawing / Site Plans  Month 33+  Operations  Month 10-12  Permits  Month 29-32  Approvals to Operate  Month 13-28  EPC Construction, Non-Food Feedstock / Offtake Agreements  Month 0-2  Land Acquisition and Applications  Pre-Build / Financing Arrangements  Plant Construction  Post-Construction /Operations  (1) Illustrative analysis based on a 36-month development process and 60 month holding period. Sites can be developed within 32 months  (2) Assumes $25M for land acquisitions and other fees to be paid in equity, remaining $325M for construction to be funded with 20% equity / 80% debt  (3) Assumes a 3-year development and 15-year project with FCFF and FCFE growing at 2.0% per year from years 9 through 18  Year  IRR  51.6%Unlevered  65.9%Levered  Total Investment $325(2)  XCF’s Efficient ProcessMinimizes Cost and Time   Target Delivery Schedule  Cumulative Unlevered Cash Contribution  Cumulative Levered Cash Contribution  Cashflow In Given Year  Total Cashflows from years 9 through 18

PROJECTED FINANCIAL PERFORMANCE OVERVIEW

SAF Production Volume (Millions of Gallons)

Growth
187%
13.2
37.9
2024E
2025E

Total Revenue ($M)

Revenue Growth
205%
$156.2
$476.8
2024E
2025E

Gross Profit ($M)

GP Margin
59%
59%
$92.2
$280.5
2024E
2025E

EBITDA ($M)

EBITDA Margin
54%
55%
$83.7
$263.8
2024E
2025E

FOCUS IMPACT BH3 ACQUISITION CO
28

 EBITDA ($M)  Gross Profit ($M)   Total Revenue ($M)  PROJECTED FINANCIAL PERFORMANCE OVERVIEW  Revenue Growth  Growth  59%  SAF Production Volume (Millions of Gallons)  187%  59%  GP Margin  EBITDA Margin  54%  55%  205%  $476.8

 APPENDIX

SAF OFFTAKE AGREEMENTS IN 2023[1]

Purchaser	Fuel Producer	Announcement Date	Total Offtake Volume (M Gallons)	Term of Offtake Agreement	Commentary
American Airlines	Infinium	November 29, 2023	NA	NA	• AA is an anchor partner of Breakthrough Energy Catalyst • PtL technology
Air France KLM	D FUELS	November 13, 2023	24.8	10 Years 2029-2038	• $4.7M investment • Purchase up to additional 25M gallons
Southwest	USA BioEnergy	November 3, 2023	860.1	20 Years 2028-2047	• Purchase up to additional 180M gallons
Emirates	Neste	October 21, 2023	1.0	2 Years 2024-2025	• Flights departing from Amsterdam and Singapore • HEFA technology
DHL Express	World Energy	October 19, 2023	176.5	7 Years 2023-2030	• $4.7M investment • Purchase up to additional 25M gallons
Air France KLM	OMV	October 10, 2023	0.7	1 Year 2023	• Purchase up to additional 99M gallons by 2030
Emirates	Shell	October 3, 2023	0.1	< 1 Year 2023	• HEFA technology
United	Cemvita	September 13, 2023	1,000	20 Years 2023-2043	• HEFA technology
AirEuropa	Cepsa	August 29, 2023	0.005	1 Year 2023-2024	• Flights departing from Madrid and Havana
Frontier Airlines	CleanJoule	May 31, 2023	90.0	NA	• $50M investment
Malaysia Airlines	Petronas	May 26, 2023	75.9	2027 onward	
Boom	Dimensional Energy	May 23, 2023	5.0	Annual basis (Duration of Overture Program)	• PTL technology
Ryanair	Repsol	May 7, 2023	52.0	5 Years 2025-2030	• Flights departing from Dublin and Madrid

FOCUS IMPACT
BH3 ACQUISITION CO

(1) ICAO "SAF Offtake Agreements"

30

 SAF OFFTAKE AGREEMENTS IN 2023(1)  Purchaser  Fuel Producer  Announcement Date  Total Offtake Volume   (M Gallons)  Term of Offtake Agreement  Commentary  November 29, 2023  NA  NA  AA is an anchor partner of Breakthrough Energy Catalyst  PtL technology  November 13, 2023  24.8  10 Years  2029-2038  $4.7M investment  Purchase up to additional 25M gallons  November 3, 2023  860.1  20 Years  2028-2047  Purchase up to additional 180M gallons  October 21, 2023  1.0  2 Years  2024-2025  Flights departing from Amsterdam and Singapore  HEFA technology  October 19, 2023  176.5  7 Years  2023-2030   $4.7M investment  Purchase up to additional 25M gallons  October 10, 2023  0.7  1 Year  2023  Purchase up to additional 99M gallons by 2030  October 3, 2023  0.1  < 1 Year  2023  HEFA technology  September 13, 2023  1,000  20 Years  2023-2043  HEFA technology  August 29, 2023  0.005  1 Year  2023-2024  Flights departing from Madrid and Havana  May 31, 2023  90.0  NA  $50M investment  May 26, 2023  75.9  2027 onward  May 23, 2023  5.0  Annual basis  (Duration of Overture Program)  PTL technology  May 7, 2023  52.0  5 Years  2025-2030  Flights departing from Dublin and Madrid  (1) ICAO “SAF Offtake Agreements”

SAF OFFTAKE AGREEMENTS IN 2023 (CONT'D)[(1)]

Purchaser	Fuel Producer	Announcement Date	Total Offtake Volume (M Gallons)	Length of Offtake Agreement	Commentary
viva aerobus	neste	April 25, 2023	0.3	1 Year 2023-2024	• Flights departing from San Francisco Airport • HEFA technology
AIR CANADA	neste	April 23, 2023	2.5	1 Year 2023-2024	• HEFA technology
DELTA	Shell	April 23, 2023	10.0	2 Year 2023-2025	• HEFA technology
wizz wizzair.com	FIREFLY	April 23, 2023	1733	15 Years 2028-2043	• $6.3M investment • Hydrothermal liquefaction (HTL) technology
HAWAIIAN AIRLINES	gevo	March 28, 2023	50.0	5 Years 2029-2034	• $4.7M investment • ATJ technology
air greenland	Shell	March 16, 2023	NA	NA	• 5% of fuel consumption on route between Kangerlussuaq and Copenhagen • HEFA technology
jetBlue	Shell	March 14, 2023	15	2 Years 2023-2025	• Purchase up to additional 5M gallons in the third year • HEFA technology
ICELANDAIR	IDUNN H2	March 10, 2023	14.8	2028 onward	• Synthetic e-fuel (hydrogen) technology
wizz wizzair.com	neste	February 22, 2023	35.6	3 Years 2025-2028	• Flights departing from Madrid and Havana • HEFA technology
BOEING	neste	February 15, 2023	5.6	1 Year 2023	• HEFA technology
Lufthansa	VARO	February 2, 2023	NA	NA	• MoU between VARO Energy and Lufthansa
JAPAN AIRLINES	RAVEN	January 17, 2023	412.6	10 Years 2025-2035	• 17M first year with annual incremental increases of 66M • FT technology

(1) ICAO "SAF Offtake Agreements"

FOCUS IMPACT
BH3 ACQUISITION CO
31

 SAF OFFTAKE AGREEMENTS IN 2023 (CONT’D)(1)  Purchaser  Fuel Producer  Announcement Date  Total Offtake Volume   (M Gallons)  Length of Offtake Agreement  Commentary  April 25, 2023  0.3  1 Year  2023-2024  Flights departing from San Francisco Airport  HEFA technology  April 23, 2023  2.5  1 Year  2023-2024  HEFA technology  April 23, 2023  10.0  2 Year  2023-2025  HEFA technology  April 23, 2023  1733  15 Years  2028-2043  $6.3M investment  Hydrothermal liquefaction (HTL) technology  March 28, 2023  50.0  5 Years  2029-2034  $4.7M investment  ATJ technology  March 16, 2023  NA  NA  5% of fuel consumption on route between Kangerlussuaq and Copenhagen  HEFA technology  March 14, 2023  15  2 Years  2023-2025  Purchase up to additional 5M gallons in the third year  HEFA technology  March 10, 2023  14.8  2028 onward  Synthetic e-fuel (hydrogen) technology  February 22, 2023  35.6  3 Years  2025-2028  Flights departing from Madrid and Havana  HEFA technology  February 15, 2023  5.6  1 Year  2023  HEFA technology  February 2, 2023  NA  NA  MoU between VARO Energy and Lufthansa  January 17, 2023  412.6  10 Years  2025-2035  17M first year with annual incremental increases of 66M   FT technology  (1) ICAO “SAF Offtake Agreements”

 RISK FACTORS  Certain factors may have a material adverse effect on our business, financial condition and results of operations. If any of the following risks actually occur, either alone or in combination with other events or circumstances, our business, financial condition, results of operations and future prospects could be adversely affected and, in that event, you could lose all or part of your investment. The risks and uncertainties summarized below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that could adversely affect our business. You should also review the information included above under “Disclaimer” for a description of certain additional risks. Unless otherwise noted, all references in this section to “XCF,” “we,” “our” or “us” refer to the business of XCF Global, including the business of New Rise Renewables, prior to the consummation of the proposed business combination (the “Business Combination”) with Focus Impact BH3 Acquisition Co. (“Focus Impact”), and to the combined public company and its subsidiaries following the consummation of the Business Combination.  The list of risk factors presented below has been prepared solely for potential private placement investors in connection with the proposed private placement and not for any other purpose. Accordingly, the list is qualified in its entirety by disclosures contained in future documents filed with or furnished to the Securities and Exchange Commission by XCF Global, Focus Impact and/or a successor entity, including the documents filed or furnished in connection with the proposed Business Combination. The risks factors described in those filings may differ significantly from and be more extensive that those presented below. The list below speaks only as of the date of this presentation, and neither XCF Global nor Focus Impact undertakes any obligation to update the disclosures presented herein.  XCF has not yet completed its acquisition of New Rise, and any delay in closing the transaction could delay our ability to integrate operations and implement our business plan.   XCF is recently formed, has a limited operating history and its senior management team has limited experience in the renewable fuels industry .   We will rely on service providers, including a related party, to operate our Nevada, Florida and North Carolina plants.   Neither XCF Global nor New Rise has experience commercially producing SAF.   New Rise has not yet completed the conversion of its plant to SAF and has not commenced producing SAF.   XCF does not have a track record of developing SAF or other biofuel plants, and will rely, in part, on service providers, including a related party, to develop additional SAF plants.   Our results of operations will be adversely affected if we are unable to fund the conversion of the New Rise and our Southeast facilities to SAF, or if we experience cost overruns or logistical or other delays in the conversion.  We currently have only one supplier of feedstock and our ability to operate would be adversely affected if there was any disruption in the supplier’s ability to supply us or if our relationship was terminated for some reason.  We currently do not have agreements in place for alternative or additional sources of feedstock.  Our financial results may be materially affected by fluctuations in market prices, including for feedstock and SAF.  We may not be able to achieve our goal of vertically integrating our feedstock sources.  We are currently negotiating with our off-take partner to extend our renewable fuels off-take agreement to include SAF, and if we are unable to extend that agreement to include SAF or enter into alternative off-take arrangements our results of operations will be adversely affected.  We may not be able to secure long-term agreements for feedstock and offtake for future facilities on acceptable terms, or at all.  Unanticipated operational problems at our facilities, including downtime and unplanned maintenance, could have a material adverse effect on our results of operations.  Significant differences in prices between SAF and traditional petroleum-based aviation fuel may limit the market for SAF or make it difficult for us to price our SAF product at a profitable level.  Any failure of ours to accurately forecast demand for SAF could result in unexpected shortfalls or surpluses that could negatively affect our results of operations.  Market acceptance of SAF as a product blended with traditional petroleum-based aviation fuel is uncertain.   Demand for SAF will depend, in part, on the establishment of market standards for blending ratios of SAF and petroleum-based aviation fuel.

 RISK FACTORS (CONT’D)  We face competition from established SAF producers and expect additional competition from new entrants currently developing SAF production facilities and possible additional entrants in the future, many of whom have greater resources and experience than we do.  Future entrants to the SAF market may quickly dominate the market and erode XCF’s market position due to their having a more established operating history and customer base, greater brand awareness and greater financial and other resources.   Competitors that produce their own supply of feedstocks may have a competitive advantage over us.  Technological innovation in SAF production or in the production of fuel alternatives to SAF could cause our SAF product to become uneconomical or obsolete, or require substantial capital investment to upgrade our production facilities.  Our growth may be limited if we are not able to acquire and develop additional production sites or if we are not able to cost-effectively fund the acquisition and development of such sites.   We may not successfully identify and complete acquisitions on favorable terms or achieve anticipated benefits relating to any acquisitions.   Acquisition and development of additional production sites may not occur on our anticipated timelines or at all.  Acquiring additional production sites or assets involves numerous risks, including potential exposure to pre-existing liabilities.   Our acquisitions could result in unforeseen operating difficulties and expenditures and will require significant management resources.  We may experience unanticipated delays in completing development and obtaining necessary regulatory permits for acquired properties and assets.  We expect to need to raise substantial additional capital to fund our operations and planned growth and our ability to obtain sufficient funding on acceptable terms, or at all, is uncertain.  We plan to incur additional indebtedness in the future to meet our funding needs, which could adversely affect our financial and operating flexibility, financial condition and competitive position.   We rely on the expertise of our management and other key personnel, and the loss or departure of any could significantly harm our business and prospects.   A shortage of skilled labor or disruptions in our or our plant operations service provider’s labor force may make it difficult to maintain labor productivity.  If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged.  Our management has limited experience in operating a public company.  A significant interruption or casualty loss at any of our production facilities could significantly reduce our revenue.  Our insurance policies do not cover all losses, costs, or liabilities that we may experience.  Successful implementation of our business plan will depend in large part upon tax credits and other government incentives and favorable government policies toward renewable fuels, any of which could change at any time.  Our business will be adversely affected if we experience material delays in regulatory approvals for use of SAF and constructing and operating our current and future production facilities.  We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations.  We expect to incur substantial capital expenditures and operating costs as a result of our compliance with existing and future health, safety, environmental and other laws and regulations.  Our operations entail inherent safety and environmental risks, which may result in substantial liability to us.  Current or future government regulations and policies may restrict our operations and ability to compete.  We may be subject to product liability claims, which could result in material expense, diversion of management time and attention and damage to our business, reputation and brand.  Concerns regarding the environmental impact of fuel production, including renewable fuels, could affect public policy in ways that could adversely affect our business.  We plan to use hedging arrangements to attempt to mitigate certain risks, but the use of such arrangements could have a material adverse effect on our results of operations.   A cyber-attack on, or other failure of, our technology infrastructure could adversely affect our business and assets.  We depend on certain technologies that are licensed to us.

 RISK FACTORS (CONT’D)  Inflation may adversely affect our profitability by increasing our costs.  Natural or man-made disasters, social, economic and political instability, pandemics, epidemics or other disease outbreaks, and other similar events may significantly disrupt our and our customers’ businesses.  Following the Business Combination, a small number of stockholders will own a substantial majority of our stock, giving them material influence over the outcome of matters requiring a stockholder vote, including the election of directors and the approval of material, matters and their interests may not align with the interest of other stockholders  If Focus Impact fails to comply with the listing requirements of Nasdaq, Focus Impact would face possible delisting, which could limit investors' ability to make transactions in its securities and subject it to additional trading restrictions.  Focus Impact currently is, and XCF will be, an “emerging growth company” within the meaning of the Securities Act of 1933, and if the combined company takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.  The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination may not be completed.   The value of the shares held by Focus Impact’s sponsor following completion of the Business Combination may be substantially higher that the price paid for them.  The Focus Impact officers and directors may have conflicts of interest in connection with the Business Combination distinct from your interests.   If financing is not identified by the parties to the Business Combination or fails to close and sufficient Focus Impact stockholders exercise their redemption rights in connection with the Business Combination, the combined company may lack sufficient funds following the Business Combination.   A majority of our total outstanding shares will not be subject to any contractual trading restrictions and may be resold shortly after the consummation of the Business Combination.   Focus Impact’s public stockholders will experience dilution due to the issuance of securities to existing XCF equity holders entitling them to significant voting stake in the combined company.   If a significant number of shares of Focus Impact Class A Common Stock is elected to be redeemed in connection with the Business Combination, the stock ownership of the combined company will be highly concentrated, which will reduce the public "float" and may have a depressive effect on the market price of the common stock of the combined company.  Focus Impact may be unable to continue as a going concern if it does not consummate an initial business combination by July 31, 2024.  In connection with the Business Combination, Focus Impact’s sponsor and its officers, directors, advisors or their respective affiliates may elect to purchase Focus Impact Class A common stock from public stockholders, which may reduce the public float of the Focus Impact Class A common stock.   The proceeds held in Focus Impact’s Trust Account could be reduced and the per-share redemption amount received by Focus Impact stockholders may be less than $10.10 per share.   If, after Focus Impact distributes the proceeds in the Trust Account to Focus Impact’s public stockholders that have elected to redeem their shares, Focus Impact files a bankruptcy petition or an involuntary bankruptcy petition is filed against Focus Impact that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of Focus Impact's board of directors may be viewed as having breached their fiduciary duties to its creditors, thereby exposing the members of its board of directors and Focus Impact to claims of punitive damages.  Other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 to be filed in connection with the Business Combination or in other documents filed by Focus Impact with the SEC.

Exhibit 99.3

 Nasdaq: BHAC  XCF intends to be a leading player in renewable energy, producing sustainable aviation fuel (“SAF”) to meet robust demand from the aviation industry due to its contribution to greenhouse gas emissions and climate change. XCF plans to scale and operate clean fuel production facilities engineered to the highest levels of compliance, reliability and quality to produce SAF and other biofuels. The company intends to expand from an initial annualized production capacity of 38M gallons of SAF in 2024(1) to over 150M gallons per year in less than 5 years(2).  Overview  Initial Nevada Site   XCF is poised to be a leading producer of sustainable aviation fuel in North America. The company’s SAF is made from renewable sources, such as non-food vegetable oil and used cooking oil, and can be used by the aviation industry in place of traditional fossil fuels to significantly reduce greenhouse gas emissions.  XCF and Focus Impact BH3 have entered into a definitive Business Combination Agreement that is expected to result in XCF becoming a publicly-listed company on the NYSE or Nasdaq.  Focus Impact BH3 is a SPAC sponsored by Focus Impact Partners with a vision of bringing a great company that is creating a positive impact for the world to the public markets to accelerate its growth. Focus Impact Partners is an experienced private investment partner committed to bringing capital and expertise to socially forward companies and helping those companies realize their growth and development objectives.   Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, acted as exclusive financial advisor and joint capital markets advisor to XCF Global Capital. Height Capital Markets has been retained as joint capital markets advisor to XCF Global Capital. BTIG, LLC has been retained by Focus Impact BH3 as capital markets advisor.  Stradley Ronon Stevens & Young, LLP and Kirkland & Ellis LLP served as legal counsel to XCF Global Capital and Focus Impact BH3, respectively.   Assumptions:  (1) Acquisition of New Rise Renewables expected to be completed in 2024; the business combination with Focus Impact BH3 is conditioned on its completion. Production capacity refers to maximum production when facility is operational for the full year  (2) Contingent upon development of three additional facilities  At XCF Global Capital, we are committed to reducing the world’s carbon footprint by using various non-food feedstocks to produce clean-burning sustainable aviation fuel. Engineered to achieve net-zero emissions, our SAF will meet the growing demand for renewable fuels in the aviation sector.  The principals of Focus Impact Partners have significant expertise in the aviation, energy and decarbonization industries – in 2023 their special purpose acquisition company Focus Impact Acquisition Corp announced a business combination with DevvStream, a leading carbon credit project co-development and generation firm specializing in technology-based sustainability solutions.  Company  XCF Global Capital, Inc.  Business Partner  Nasdaq: BHAC  Annual SAF Production Capacity  Initial Nevada siteFuture sites  38M Gallons in 2024(1)   155M Gallons in 2028(2)  Implied Pro Forma Enterprise Value  $1.84B

 Outstanding Business Model with a Differentiated DesignStrategic use of non-food free fatty acids and modular plant design intended to facilitate rapid expansion to capitalize on robust demand for eco-friendly drop-in fuels  Strong Regulatory and Market Tailwinds for Sustainable FuelsShift in customer sentiment and new regulatory policies in the US and Europe provide massive tailwinds for both SAF supply and demand, driving a need for additional plants  Cash Flow VisibilityLong-term agreement in place with Fortune 50 company to provide non-food feedstock and offtake of renewable fuels (in process of extending to SAF), providing cash flow visibility and stability  Proven Technology and Feedstock SourcingFeedstock-agnostic pretreatment technology combined with non-food feedstock sourcing capabilities enables flexibility, cutting supply costs and mitigating risks from supply volatility by using cost-effective, varied inputs  Experienced Management TeamThe leadership team brings experience in engineering and operations from various sectors including energy and commodities  TRANSACTION HIGHLIGHTS  TRANSACTION OVERVIEW  SOURCES & USES  Deal Structure   Existing XCF shareholders rolling 100% of their equity and will own a pro forma equity ownership of 91.4%  Valuation  Transaction implies pro forma enterprise value of $1.84B  Implied pre-money enterprise value of $1.75B   Financing  Transaction expected to provide gross proceeds of up to approximately $70M  $50M intended PIPE to be raised as part of the business combination  $20M remaining in cash in trust  PF Shares Outstanding (M)  163.2   Share Price ($)  $10.00   PF Equity Value ($M)  $1,632  (+) Existing Debt ($M)  $258  (-) PF Cash ($M)  ($50)  PF Enterprise Value ($M)  $1,841   PRO FORMA OWNERSHIP  PRO FORMA VALUATION  Nasdaq: BHAC  xcf.global  Mihir Dange  Chief ExecutiveOfficer  Jade Liou  Chief Financial Officer  Joe Cunningham  Chief AccountingOfficer  Randy Soule  3rd Party Operations Partner Head of Engineering, Procurement and Construction  XCF Global Management Team  Early Mover AdvantageWill be positioned as the sole public pure-play SAF producer in the US, distinguishing itself from peers that are predominantly legacy crude oil refiners  Sources  ($M)  XCF Rollover  $1,392   XCF Rollover Equity Related to Note Conversion  100  Cash in Trust  20   PIPE Proceeds  50   Total  $1,562   Uses  ($M)  Equity to XCF  $1,392   Equity to XCF Convertible Note  100  Cash to Balance Sheet  50   Transaction Expenses  20   Total  $1,562  Shares (M)  % Own.  XCF Rollover Equity*  139.2  85.3%  Equity to XCF Convertible Note  10.0  6.1%  Public Shareholders  2.0  1.2%  PIPE Investors  5.0  3.1%  Sponsor Shares  5.8  3.5%  Outstanding SPAC Subscription Agreement  1.3  0.8%  Assumptions: $50M of equity financing is raised at $10 per share; currently there are no commitments for equity financing. $100M promissory note delivered to RESC Renewables LLC at closing of the New Rise acquisition will be converted to XCF common shares immediately prior to XCF merger, which will then convert into 10m NewCo common shares at closing. $258.5M of net debt on balance sheet prior to transaction (excluding $100M promissory note). $20M cash in trust remains at close; 100% of cash in trust is subject to redemption.163.2M pro forma shares outstanding valued at $10.00 per share. Charts and tables do not include 11.5M public and 6.4M private outstanding warrants. Pro forma ownership will be in a newly formed entity. Assumes the full $1.2M of capital is called under the subscription agreement and is reimbursed with shares.* Excludes equity issued in respect of XCF Convertible Note

DISCLAIMER

This presentation and any accompanying oral presentation (this “Presentation”) is provided for information purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Focus Impact BH3 Acquisition Company (“Focus Impact”) and XCF Global Capital, Inc. (“XCF” or the “Company”) and the related transactions (the “Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Focus Impact and XCF, this Presentation and any information contained within it may not be (i) reported (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Business Combination or (iv) provided to any other person except your employees and advisors with a need to know who are advised of the confidentiality of the information. In addition, this Presentation is intended solely for investors that are, and by proceeding to participate in this Presentation you confirm that you are, qualified institutional buyers or institutions that are accredited investors (as such terms are defined under the rules of the Securities and Exchange Commission (the “SEC”). This Presentation supersedes and replaces all previous oral or written communications relating to the subject matter hereof. Information disclosed in this Presentation is current as of the date of publication of this Presentation, and neither XCF nor Focus Impact undertakes or agrees to update this Presentation after the date hereof.

XCF and Focus Impact reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to one or more capital raising transactions at any time and without prior notice to the recipient of this Presentation or any other person or entity. XCF and Focus Impact also reserve the right, at any time and without prior notice and without assigning any reason therefor (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, a  capital raising transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. The recipient acknowledges that XCF, Focus Impact and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding a capital raising transaction. None of XCF, Focus Impact or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which any capital raising process is conducted.

By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person who has received material non-public information concerning a company from purchasing or selling securities of such company and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

Certain information included herein describes or assumes the terms that are or will be included in the agreements between the parties to the Business Combination. Such agreements and terms are subject to change. In addition, certain information included herein describes or assumes the completion by XCF of its acquisition of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (together, “New Rise”). The consummation of the Business Combination and the New Rise acquisition are also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that  the Business Combination and/or the acquisition of New Rise will be consummated on the terms summarized herein or otherwise. As such, the subject matter of this Presentation is evolving and is subject to further change by Focus Impact and XCF in their joint and absolute discretion.

Neither the SEC nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination described herein or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation, and no person may rely on any of the information or projections contained herein. To the fullest extent permitted by law, in no circumstances will Focus Impact, XCF, any placement agent or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or any opinions communicated in relation thereto or otherwise arising in connection therewith.

FORWARD-LOOKING STATEMENTS

This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the Business Combination and the acquisition of New Rise, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Business Combination and the New Rise acquisition and the timing of the completion of the Business Combination and the New Rise acquisition, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact’s public stockholders in connection with the Business  Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the Business Combination or the New Rise acquisition or with regard to the Company’ s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact, XCF, the combined company or others; (5) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisition, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; (8) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of Focus Impact or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that Focus Impact, XCF or the combined company may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3 Acquisition Company, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by Focus Impact or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this Presentation. These forward-looking statements should not be relied upon as representing Focus Impact’s or XCF’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact and XCF specifically disclaim any obligation to do so.

Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither XCF nor Focus Impact has independently verified the data contained from these sources and cannot assure you of the data’s accuracy or completeness. Such data is subject to change. Recipients of this Presentation should not consider its contents, or any prior or subsequent communications from or with XCF or Focus Impact or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of XCF or Focus Impact. Recipients of this Presentation should each consult their own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice, make their own evaluation of XCF and Focus Impact and of the relevance and adequacy of the information and make such other investigations as they deem necessary.

Some of the data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made or within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. XCF and Focus Impact assume no obligation to update the information in this Presentation.

Investments in any securities described herein have not been approved or disapproved by the SEC or any other regulatory authority, nor has the SEC or any other regulatory authority passed upon or endorsed the merits of the Business Combination or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

Trademarks

This Presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with XCF or Focus Impact, or an endorsement or sponsorship by or of XCF or Focus Impact. Solely for convenience, the trademarks, service marks, trade names and copyrights of XCF referred to in this Presentation may appear without the TM, SM or © symbols, but such references are not intended to indicate, in any way, that XCF will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Use of Projections

This Presentation contains financial forecasts with respect to XCF’s projected financial results for certain future periods. Neither XCF’s nor Focus Impact’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial Information are inherently uncertain, and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of XCF or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. See “Forward-Looking Statements” above. The projected financial results reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions, and various other factors, all of which are difficult to predict and many of which are beyond XCF’s control, such as the risks and uncertainties set forth in the section entitled “Risk Factors” in the Appendix to this Presentation. Furthermore, the projected financial results do not take into account any circumstances or events occurring after the date on which the projected financial results were prepared, which was on or around March 2024.

Non-GAAP Measures

This Presentation includes certain financial measures not presented in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items are significant in understanding and assessing XCF’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that XCF’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. XCF believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to XCF’s financial condition and results of operations. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, XCF is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Additional Information and Where to Find It

In connection with the Business Combination, Focus Impact and XCF intend to prepare, and Focus Impact (or a newly-formed successor entity) intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Focus Impact, XCF and the Business Combination. When available, Focus Impact will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Focus Impact and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of Focus Impact’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact’s stockholders in connection with the Business Combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact’s directors and officers in Focus Impact’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Focus Impact for the Business Combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus of Focus Impact for the Business Combination when available.

You may obtain free copies of these documents as described in the paragraph “Additional Information and Where to Find It.”

No Offer or Solicitation

This Presentation relates to the Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

RISK FACTORS

Certain factors may have a material adverse effect on our business, financial condition and results of operations. If any of the followingrisks actually occur, either alone or in combination with other events or circumstances, our business, financial condition, results of operations and future prospects could be adversely affected and, in that event, you could lose all or part of your investment. The risks and uncertainties summarized below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that could adversely affect our business. You should also review the information included above under “Disclaimer” for a description of certain additional risks. Unless otherwise noted, all references in this section to “XCF,” “we,” “our” or “us” refer to the business of XCF Global, including the business of New Rise Renewables, prior to the consummation of the proposed business combination (the “Business Combination”) with Focus Impact BH3 Acquisition Co. (“Focus Impact”), and to the combined public company and its subsidiaries following the consummation of the Business Combination.

The list of risk factors presented below has been prepared solely for potential private placement investors in connection with the proposed private placement and not for any other purpose. Accordingly, the list is qualified in its entirety by disclosures contained in future documents filed with or furnished to the Securities and Exchange Commission by XCF Global, Focus Impact and/or a successor entity, including the documents filed or furnished in connection with the proposed Business Combination. The risks factors described in those filings may differ significantly from and be more extensive that those presented below. The list below speaks only as of the date of this presentation, and neither XCF Global nor Focus Impact undertakes any obligation to update the disclosures presented herein.

•	XCF has not yet completed its acquisition of New Rise, and any delay in closingthe transaction could delay our ability to integrate operations and implement our business plan.
•	XCF is recently formed, has a limited operating history and its senior management team has limited experience in the renewable fuels industry .
•	We will rely on service providers, including a related party, to operate our Nevada, Florida and North Carolina plants.
•	Neither XCF Global nor New Rise has experience commercially producing SAF.
•	New Rise has not yet completed the conversion of its plant to SAF and has not commenced producing SAF.
•	XCF does not have a track record of developing SAF or other biofuel plants, and will rely, in part, on service providers, including a related party, to develop additional SAF plants.
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Our results of operations will be adversely affected if we are unable to fund the conversion of the New Rise and our Southeast facilities to SAF, or if we experience cost overruns or logistical or other delays in the conversion.

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We currently have only one supplier of feedstock and our ability to operate would be adversely affected if there was any disruption in the supplier’s ability to supply us or if our relationship was terminated for some reason.

•	We currently do not have agreements in place for alternative or additional sources of feedstock.
•	Our financial results may be materially affected by fluctuations in market prices, including for feedstock and SAF.
•	We may not be able to achieve our goal of vertically integrating our feedstock sources.
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We are currently negotiating with our off-take partner to extend our renewable fuels off-take agreement to include SAF, and if we are unable to extend that agreement to include SAF or enter into alternative off-take arrangements our results of operations will be adversely affected.

•	We may not be able to secure long-term agreements for feedstock and offtake for future facilities on acceptable terms, or at all.
•	Unanticipated operational problems at our facilities, includingdowntime and unplanned maintenance, could have a material adverse effect on our results of operations.
•	Significant differences in prices between SAF and traditional petroleum-based aviation fuel may limit the market for SAF or makeit difficult for us to price our SAF product at a profitable level.
•	Any failure of ours to accurately forecast demand for SAF could result in unexpected shortfalls or surpluses that could negatively affect our results of operations.
•	Market acceptance of SAF as a product blended with traditional petroleum-based aviation fuel is uncertain.
•	Demand for SAF will depend, in part, on the establishment of market standards for blending ratios of SAF and petroleum-based aviation fuel.
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We face competition from established SAF producers and expect additional competition from new entrants currently developing SAF production facilities and possible additional entrants in the future, many of whom have greater resources and experience than we do.

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Future entrants to the SAF market may quickly dominate the market and erode XCF’s market position due to their having a more established operating history and customer base, greater brand awareness and greater financial and other resources.

•	Competitors that produce their own supply of feedstocks may have a competitive advantage over us.
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Technological innovation in SAF production or in the production of fuel alternatives to SAF could cause our SAF product to become uneconomical or obsolete, or require substantial capital investment to upgrade our production facilities.

•	Our growth may be limited if we are not able to acquire and develop additional production sites or if we are not able to cost-effectively fund the acquisition and development of such sites.
•	We may not successfully identify and complete acquisitions on favorable terms or achieve anticipated benefits relating to any acquisitions.
•	Acquisition and development of additional production sites may not occur on our anticipated timelines or at all.
•	Acquiring additional production sites or assets involves numerous risks, includingpotential exposure to pre-existing liabilities.
•	Our acquisitions could result in unforeseen operating difficulties and expenditures and will require significant management resources.
•	We may experience unanticipated delays in completing development and obtaining necessary regulatory permits for acquired properties and assets.
•	We expect to need to raise substantialadditional capital to fund our operations and planned growth and our ability to obtainsufficient funding on acceptable terms, or at all, is uncertain.
•	We plan to incur additional indebtedness in the future to meet our fundingneeds, which could adversely affect our financial and operatingflexibility, financialcondition and competitive position.
•	We rely on the expertise of our management and other key personnel, and the loss or departure of any could significantly harm our business and prospects.
•	A shortage of skilled labor or disruptions in our or our plant operations service provider’s labor force may make it difficult to maintain labor productivity.
•	If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged.

•	Our management has limited experience in operating a public company.
•	A significant interruption or casualty loss at any of our production facilities could significantly reduce our revenue.
•	Our insurance policies do not cover all losses, costs, or liabilities that we may experience.
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Successful implementation of our business plan will depend in large part upon tax credits and other government incentives and favorable government policies toward renewable fuels, any of which could change at any time.

•	Our business will be adversely affected if we experience material delays in regulatory approvals for use of SAF and constructingand operatingour current and future production facilities.
•	We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations.
•	We expect to incur substantial capital expenditures and operating costs as a result of our compliance with existingand future health, safety, environmental and other laws and regulations.
•	Our operations entail inherent safety and environmental risks, which may result in substantial liability to us.
•	Current or future government regulations and policies may restrict our operations and ability to compete.
•	We may be subject to product liability claims, which could result in material expense, diversion of management time and attention and damage to our business, reputation and brand.
•	Concerns regarding the environmental impact of fuel production, includingrenewable fuels, could affect public policy in ways that could adversely affect our business.
•	We plan to use hedging arrangements to attempt to mitigate certain risks, but the use of such arrangements could have a materialadverse effect on our results of operations.
•	A cyber-attack on, or other failure of, our technology infrastructure could adversely affect our business and assets.
•	We depend on certain technologies that are licensed to us.
•	Inflation may adversely affect our profitability by increasing our costs.
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Natural or man-made disasters, social, economic and political instability, pandemics, epidemics or other disease outbreaks, and other similar events may significantly disrupt our and our customers’ businesses.

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Followingthe Business Combination, a small number of stockholders will own a substantial majority of our stock, giving them material influence over the outcome of matters requiringa stockholder vote, including the election of directors and the approval of material, matters and their interests may not align with the interest of other stockholders

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If Focus Impact fails to comply with the listing requirements of Nasdaq, Focus Impact would face possible delisting, which could limit investors’ ability to make transactions in its securities and subject it to additional trading restrictions.

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Focus Impact currently is, and XCF will be, an “emerginggrowth company” within the meaning of the Securities Act of 1933, and if the combined company takes advantage of certain exemptions from disclosure requirements available to emerginggrowth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

•	The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination may not be completed.
•	The value of the shares held by Focus Impact’s sponsor following completion of the Business Combination may be substantially higher that the price paid for them.
•	The Focus Impact officers and directors may have conflicts of interest in connection with the Business Combination distinct from your interests.
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If financing is not identified by the parties to the Business Combination or fails to close and sufficient Focus Impact stockholders exercise their redemption rights in connection with the Business Combination, the combined company may lack sufficient funds followingthe Business Combination.

•	A majority of our total outstandingshares will not be subject to any contractual trading restrictions and may be resold shortly after the consummation of the Business Combination.
•	Focus Impact’s public stockholders will experience dilution due to the issuance of securities to existing XCF equity holders entitling them to significant voting stake in the combined company.
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If a significant number of shares of Focus Impact Class A Common Stock is elected to be redeemed in connection with the Business Combination, the stock ownership of the combined company will be highly concentrated, which will reduce the public “float” and may have a depressive effect on the market price of the common stock of the combined company.

•	Focus Impact may be unable to continue as a goingconcern if it does not consummate an initial business combination by July 31, 2024.
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In connection with the Business Combination, Focus Impact’s sponsor and its officers, directors, advisors or their respectiveaffiliates may elect to purchase Focus Impact Class A common stock from public stockholders, which may reduce the public float of the Focus Impact Class A common stock.

•	The proceeds held in Focus Impact’s Trust Account could be reduced and the per-share redemption amount received by Focus Impact stockholders may be less than $10.10 per share.
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If, after Focus Impact distributes the proceeds in the Trust Account to Focus Impact’s public stockholders that have elected to redeem their shares, Focus Impact files a bankruptcy petition or an involuntary bankruptcy petition is filed against Focus Impact that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of Focus Impact’s board of directors may be viewed as having breached their fiduciary duties to its creditors, thereby exposingthe members of its board of directors and Focus Impact to claims of punitive damages.

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Other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 to be filed in connection with the Business Combination or in other documents filed by Focus Impact with the SEC.